    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 1999.


                                                      REGISTRATION NO. 333-87889

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM F-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                                  CELANESE AG
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                              CELANESE CORPORATION
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                          FEDERAL REPUBLIC OF GERMANY
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      2869
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                 NOT APPLICABLE
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                                  CELANESE AG
                              INDUSTRIEPARK HOCHST
                                 BUILDING F-821
                           D-65926 FRANKFURT AM MAIN
                                    GERMANY
                             011-49 (69) 305 14000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                             CT CORPORATION SYSTEM
                                111 8(TH)AVENUE
                            NEW YORK, NEW YORK 10011
                                1-(212) 894-8940
                    (NAME, ADDRESS, INCLUDING ZIP CODE, AND
          TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ------------------

                                   Copies to:

   ROBERT M. CHILSTROM, ESQ.             ABIGAIL ARMS, ESQ.                MARK KESSEL, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER &         SHEARMAN & STERLING               SHEARMAN & STERLING
            FLOM LLP               801 PENNSYLVANIA AVENUE, N.W.          599 LEXINGTON AVENUE
        919 THIRD AVENUE               WASHINGTON, D.C. 20004           NEW YORK, NEW YORK 10022
   NEW YORK, NEW YORK, 10022              1-(202) 508-8000                  1-(212) 848-4000
        1-(212) 735-3000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. [ ]

                               ------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED OCTOBER 8, 1999


[CELANESE LOGO]

                                  CELANESE AG
                                     SHARES
                                 (NO PAR VALUE)

                            ------------------------

    Celanese, presently a subsidiary of Hoechst, will become an independent company in a German demerger, or spin-off, on or about October 22, 1999. In the demerger, Hoechst will distribute all the outstanding shares of Celanese to Hoechst shareholders. Hoechst shareholders and ADS holders who do not wish to retain the Celanese shares they will receive in the demerger have been invited to participate in a redistribution by providing irrevocable commitments to sell all or a portion of the Celanese shares they receive in the demerger. The actual number of shares to be offered in the redistribution will not be known until October 20, 1999. Celanese has engaged redistribution managers to use their best efforts to procure purchasers for these shares as part of the redistribution in public offerings in Germany and the United States, and to institutional investors in the rest of the world. Celanese will not receive any proceeds from the sale of the shares in these offerings. See "The Redistribution."


    Prior to the redistribution, no public market existed for the shares of Celanese. The redistribution price is expected to be between E16.00 and E23.00 per share. Based on yesterday's noon buying rate, this is equivalent to $17.15 and $24.66 per share. Celanese has applied to have its shares listed on the New York Stock Exchange under the symbol "CZ" and on the Frankfurt Stock Exchange under the symbol "CZZ."


    You are advised that Celanese and the redistribution managers cannot provide any assurance that you will be able to purchase any of the shares of Celanese in the redistribution. There is no minimum number of shares which may be offered in the redistribution. The redistribution managers are not obligated to purchase any shares of Celanese if purchasers are not procured. As compensation for their services, Celanese has agreed to pay to the redistribution managers selling commissions in the amount of 2% of the aggregate gross proceeds from the sale of shares in the redistribution, subject to minimum selling commissions in the amount of approximately E3 million.

                            ------------------------

              INVESTING IN THE SHARES OF CELANESE INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                            ------------------------

    The redistribution managers expect to deliver the shares, if any, to purchasers in book-entry form through the facilities of Deutsche Borse Clearing Aktiengesellschaft, The Depository Trust Company, Cedel Bank, and the Euroclear System on or about October 27, 1999.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            Redistribution Managers
                            ------------------------

                           Joint Global Co-ordinators

CREDIT SUISSE FIRST BOSTON                             DRESDNER KLEINWORT BENSON

                            Joint Global Bookrunners

DRESDNER KLEINWORT BENSON                             CREDIT SUISSE FIRST BOSTON

                                Co-Lead Managers

DEUTSCHE BANC ALEX. BROWN     GOLDMAN, SACHS & CO.             J.P. MORGAN & CO.


                       Prospectus dated October   , 1999

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Presentation of Financial Information.......................    3
Prospectus Summary..........................................    4
Risk Factors................................................   10
Cautionary Statement Regarding Forward-looking Statements...   15
Exchange Rate Information...................................   16
Use of Proceeds.............................................   16
Dividend Policy.............................................   17
Selected Combined Financial Data............................   18
Management's Discussion And Analysis of Financial Condition
  And Results of Operations.................................   20
Quantitative And Qualitative Disclosures About Market
  Risk......................................................   45
Celanese....................................................   47
Business....................................................   48
Management..................................................   78
Relationships And Third Party Transactions..................   83
Principal And Selling Shareholders..........................   84
Description of Securities to Be Registered..................   85
Nature of Trading Market....................................   90
Material United States Federal Income Tax And German Tax
  Considerations............................................   92
The Redistribution..........................................   95
Available Information.......................................   99
Service of Process And Enforcement of Civil Liabilities.....   99
Legal Matters...............................................  100
Experts.....................................................  100
Index to Combined Financial Statements......................  F-1


                            ------------------------

     You should rely only on the information contained in this prospectus or to which Celanese has referred you. Celanese has not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell the Celanese shares.

                            ------------------------

     Celanese's principal executive office is located at Building F-821, Industriepark Hochst, D-65926 Frankfurt am Main, Germany. Its telephone number is 011-49 (69) 305 14000 in Germany.

                            ------------------------

     UNTIL           , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THIS
REDISTRIBUTION), ALL DEALERS THAT EFFECT TRANSACTIONS IN THE CELANESE SHARES, WHETHER OR NOT PARTICIPATING IN THE REDISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS REDISTRIBUTION MANAGERS.

                     PRESENTATION OF FINANCIAL INFORMATION

     The Combined Financial Statements for Celanese contained in this prospectus were prepared in accordance with generally accepted accounting principles in the United States or U.S. GAAP. These statements present the combined operations of the businesses of Celanese. You should read the financial information and the notes to the Combined Financial Statements included in this prospectus in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." For the years ended December 31, 1998 and 1997, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftsprufungsgesellschaft audited the Combined Financial Statements.

     Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro or E as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. These countries now form a new "euro zone." The German Deutsche Mark or DM and the euro are fully convertible currencies.

     The Combined Financial Statements for periods ending prior to January 1, 1999 have been prepared in Deutsche Mark and were restated from Deutsche Mark to E using the Official Fixed Conversion Rate at January 1, 1999 of DM1.95583 per E1.00. Celanese does not represent that these restated E amounts for periods ending prior to January 1, 1999, actually represent the DM amounts in the Combined Financial Statements as prepared or could be converted into DM at the rate indicated. For periods ending after December 31, 1998, Celanese's financial statements have been prepared in E directly instead of being restated from DM into E, U.S. dollar, or U.S.$, amounts are unaudited and have been converted solely for your convenience for the year ended December 31, 1998 and for the six months ended June 30, 1999 from E into U.S. dollars, at an exchange rate of U.S.$1.0310 per E1.00, the noon buying rate on June 30, 1999. See also Note 1 to the Combined Financial Statements. For information regarding recent rates of exchange between E and U.S.$, see "Exchange Rate Information." Celanese does not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translation or any amounts translated from E into other currencies could have been converted from E at the rates indicated.


     On October 7, 1999, the noon buying rate for the E was U.S.$1.0721 per E1.00.

                               PROSPECTUS SUMMARY

     This summary highlights important information about Celanese and, in our view, discusses the most significant aspects of the offering. Because it is a summary, it does not contain all the information you should consider before making an investment in the shares. You should read the entire prospectus carefully.

CELANESE

     Celanese is a leading global industrial chemicals company. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and woodpulp, into value-added chemicals and chemical-based products. Celanese's leadership position is based on two key factors: its significant market shares and competitive cost structures in its major products. Celanese's competitive cost structures are based on economies of scale, vertical integration, technical know-how and the use of advanced technologies. In 1998, Celanese had net sales of E5,159 million, operating profit of E183 million and approximately 17,500 employees worldwide. In the first half of 1999, Celanese had net sales of E2,366 million and an operating loss of E259 million.

     Most of Celanese's facilities are located in the Americas, principally in the three North America Free Trade Association, or NAFTA, countries: the United States, Canada and Mexico. Celanese also has major operations, including significant joint ventures, in Europe and Asia. Celanese has a large and diverse global customer base comprised principally of major industrial companies. In 1998, sales to the 10 largest customers of Celanese accounted for less than 20% of its net sales and the single largest customer represented less than 5% of its net sales.

     The following charts show Celanese's 1998 net sales by destination and by origin:

              [Net Sales by Destination and by Origin Pie Charts]

SEGMENTS

     Celanese operates through five business segments:

     Acetyl Products. This segment produces and supplies acetyl products, including acetic acid and vinyl acetate monomer. Acetic acid is a commodity used in the production of other basic chemicals; and vinyl acetate monomer is primarily used in a variety of adhesives, paints and coatings. Celanese is the world's leading producer of acetic acid and vinyl acetate monomer and the largest producer of methanol, the major raw material used for the production of acetic acid, in North America.

     Chemical Intermediates. This segment produces and supplies chemical intermediates, including acrylic acid, acrylates, organic solvents and other intermediates. Acrylic acid and acrylates are used in the manufacture of superabsorbent polymers, paints and coatings, adhesives and in water treatment applications. Most of the other chemicals produced in this segment are organic solvents and intermediates for pharmaceutical, agricultural and chemical products.

     Acetate Products. This segment primarily produces and supplies acetate filament and staple, and acetate filter products. Products from this segment are found in fashion apparel, linings, home furnishings and cigarette filters. Celanese is one of the world's leading producers of acetate tow, including production by its joint ventures, and acetate filament.

     Ticona. This segment develops and supplies a broad portfolio of high performance technical polymers for application in automotive and electronics products and in other consumer goods, often replacing metal or glass. Together with its 45%-owned affiliate Polyplastics, Celanese is a leading participant in the global technical polymers business.

     Performance Products. This segment includes Trespaphan, the oriented polypropylene, or OPP, films business, which produces thin films used in packaging of products such as foodstuffs and cigarette packs, in labels and the production of capacitors. It also includes Nutrinova, the high intensity sweetener and food protection ingredients business; and Celgard, the separation products business, which manufactures microporous membranes used, for example, in lithium batteries and blood oxygenators. Celanese is currently seeking to sell its Celgard separation products business.

     The chart below illustrates each segment's share of total segment net sales in 1998. In total, these segments accounted for 87% of Celanese's net sales in 1998.

                         [Segment Net Sales Pie Chart]

OTHER ACTIVITIES

     The portfolio of Celanese contains other businesses and activities separate from its principal chemical operations, for example, other chemicals business lines that consist primarily of inorganic chemical businesses, such as phosphorous, chlorine and chlorine derivative products, as well as a small business in ethylene oxide and ethylene glycol chemical products; a polyester staple and bottle resins business in Canada; general corporate functions; and companies which provide infrastructure and procurement services. Celanese's Canadian subsidiary has announced a planned transaction to sell the Canadian polyester staple and bottle resins business. The management of Celanese intends to continue evaluating its strategic options for its asset portfolio and is pursuing divestiture alternatives for some of these other businesses, notably its chlorine and chlorine derivatives business lines and its ethylene oxide and ethylene glycol business lines.

STRATEGY

     Celanese intends to strengthen its position as a leading global industrial chemicals company. Celanese's management has identified five strategies for continuing growth and increasing value for its shareholders:

     Strengthen Celanese's established global presence. Celanese operates facilities throughout the world and intends to leverage its existing infrastructure and expertise to expand in growth markets.

     Enhance leading technology positions. Celanese intends to build on the leading technology positions it holds in core products such as acetic acid, vinyl acetate monomer, acrylic acid, and in a number of high performance technical polymers.

     Generate value-added solutions for customers. Celanese's Ticona segment intends to continue to specialize in the development of new products and applications for its products, often developing tailored products to meet the specifications of its customers.

     Achieve cost efficiencies through rationalization. Celanese is implementing or intends to implement restructuring programs in each of its businesses designed to:

     - Reduce global manufacturing costs,

     - Reduce selling and general administrative costs,

     - Reduce costs for purchasing raw materials, and

     - Optimize its chemical supply chain.

     Optimize Celanese's portfolio. Celanese has been formed as a result of the demerger from Hoechst of the basic chemicals, acetates, performance products and technical polymers and several less significant businesses and activities. As management implements plans to optimize the operations of Celanese, it will pursue strategic opportunities including acquisitions, divestitures and joint ventures, in order to increase profitability and shareholder value.

RATIONALE FOR THE DEMERGER OF CELANESE

     In 1994, Hoechst embarked on a comprehensive review and re-evaluation of its strategic goals and decided to concentrate on its life sciences businesses. As part of this process, based on the recommendation of Hoechst's management board and Hoechst's supervisory board, Hoechst shareholders, at an extraordinary general meeting on July 15 and 16, 1999, approved the demerger of the businesses described in this prospectus to Celanese.

RISK FACTORS

     You are urged to read carefully the "Risk Factors" section beginning on page 10, where specific risks associated with an investment in the Celanese shares are described.

                               THE REDISTRIBUTION

Shares Offered......................     ________ Celanese shares. The
                                         redistribution managers will fix the
                                         exact number of shares to be offered on
                                         or about October 20, 1999, the day when
                                         the period for submitting irrevocable
                                         commitments to sell ends.

Shares Outstanding..................     Upon its demerger from Hoechst,
                                         Celanese will have 55,915,369 ordinary
                                         shares with no par value outstanding,
                                         based on the demerger ratio of one
                                         Celanese share for every ten Hoechst
                                         shares outstanding.

Selling Shareholders................     Hoechst shareholders who will receive
                                         Celanese shares in the demerger who
                                         have submitted irrevocable commitments
                                         to the redistribution managers to sell
                                         those shares.

Dividends...........................     The amount and payment of any dividends
                                         will depend on Celanese's current and
                                         future earnings, cash flow, financial
                                         condition and other factors. The
                                         Celanese shares are eligible for any
                                         dividends declared for the year ending
                                         December 31, 1999 and subsequent
                                         periods. Celanese has no current
                                         intention of paying dividends in
                                         respect of 1999 earnings. Dividends are
                                         subject to recommendation by the
                                         Celanese supervisory and management
                                         boards and the approval of the
                                         shareholders at Celanese's general
                                         meeting. For further details, see
                                         "Dividend Policy" and "Risk
                                         Factors -- Celanese has no current
                                         intention of paying dividends in
                                         respect of 1999 earnings."

Voting Rights.......................     Each share permits the holder to cast
                                         one vote on all matters brought before
                                         shareholders. For further details, see
                                         "Description of Securities to be
                                         Registered."

Listing of the Shares...............     There is currently no public market for
                                         our shares. Application has been made
                                         to list our shares on the Frankfurt
                                         Stock Exchange under the symbol "CZZ"
                                         and the New York Stock Exchange under
                                         the symbol "CZ."

Use of Proceeds.....................     Celanese will not receive any of the
                                         proceeds from the sale of the shares in
                                         this redistribution.

                        SUMMARY COMBINED FINANCIAL DATA

     The following table presents Summary Combined Financial Data for Celanese. The data presented in this table have been derived from "Selected Combined Financial Data," the audited Combined Financial Statements, the unaudited Condensed Combined Financial Statements and the notes related to those statements that are included elsewhere in this prospectus. You should read those statements and the accompanying notes for a further explanation of the financial data summarized here. The audited Combined Financial Statements and unaudited Condensed Combined Financial Statements from which the data below have been derived were prepared in accordance with U.S. GAAP. In the opinion of management, the unaudited Condensed Combined Financial Statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation. Celanese advises you that the results for any interim period are not necessarily indicative of the results for a full fiscal year. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations," which describes a number of factors that affect the financial results of Celanese. The Combined Financial Statements for periods ending prior to January 1, 1999 have been prepared in Deutsche Mark and were restated from Deutsche Mark to E using the Official Fixed Conversion Rate at January 1, 1999. For periods ending after December 31, 1998, Celanese's financial statements have been prepared in E directly instead of being restated from DM into E. Amounts shown in U.S.$ are unaudited and, for the year ended December 31, 1998 and for the six months ended June 30, 1999, have been converted solely for your convenience from E at an exchange rate of U.S.$1.0310 per E1.00, the noon buying rate at June 30, 1999. See also Note 1 to the Combined Financial Statements.

                                   SIX MONTHS ENDED JUNE                     YEAR ENDED DECEMBER 31,
                                  ------------------------   --------------------------------------------------------
                                   1999     1999     1998       1998        1998     1997     1996     1995     1994
                                  ------   ------   ------   -----------   ------   ------   ------   ------   ------
                                        (UNAUDITED)          (UNAUDITED)      (AUDITED)            (UNAUDITED)
                                  ------------------------   -----------   ---------------   ------------------------
                                  U.S.$      E        E         U.S.$        E        E        E        E        E
                                  ------   ------   ------   -----------   ------   ------   ------   ------   ------
                                             (IN MILLIONS, EXCEPT PER SHARE DATA AND NUMBER OF EMPLOYEES)
                                  -----------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
  (FOR PERIOD):
Net sales.......................  $2,439   E2,366   E2,755     $5,319      E5,159   E5,775   E4,881   E4,922   E4,798
Gross profit....................     328      319      538      1,021         990    1,199    1,020    1,236    1,051
Operating profit (loss)(1)......    (267)    (259)     101        189         183      281      216      374     (110)
Earnings (loss) before income
  taxes.........................    (271)    (263)      56         76          73      140       67      178     (287)
Net earnings (loss) before
  minority interests............    (280)    (272)      15         (1)         (1)     111      (26)      89     (114)
Net earnings (loss).............    (280)    (272)      (9)       (45)        (44)      47      (82)       2     (189)
Pro forma basic net earnings
  (loss) per ordinary
  share(2)......................   (5.01)   (4.86)   (0.16)     (0.80)      (0.79)    0.84    (1.47)    0.04    (3.38)
BALANCE SHEET DATA (END OF
  PERIOD):
Working capital(3)..............  $  456   E  442   E  296     $  683      E  662   E   63   E  388   E  435   E  717
Total assets....................   8,515   8,258..   6,511      7,801       7,566    6,403    5,802    5,388    5,922
Short-term and long-term
  borrowings....................   1,750    1,698    1,935      1,562       1,515    1,895    1,914    1,855    2,359
Combined equity(4)..............   2,739    2,657    1,238      2,821       2,736    1,250    1,024      936    1,147
OTHER DATA:
Depreciation and amortization of
  tangible and intangible
  assets........................  $  178   E  173   E  178     $  362      E  351   E  327   E  341   E  298   E  351
Capital expenditures on tangible
  fixed assets..................     136      132      162        385         373      408      447      387      416
Number of employees in thousands
  (end of period)...............    17.1     17.1     18.8       17.5        17.5     19.2     19.5     19.1     19.0

---------------
(1) Hoechst acquired substantially all the 49% minority interest in its Mexican subsidiary, Grupo Celanese, in December 1998, and contributed it to Celanese. If this minority interest had been contributed to Celanese as of January 1, 1998, Celanese's operating profit for the year ended December 31, 1998 and the six months ended June 30, 1998 would have been reduced by E30 million and E15 million, respectively, for the amortization of goodwill associated with the acquisition. See also Note 4 to the Combined Financial Statements.

(2) Pro forma basic net earnings (loss) per share is calculated by dividing net earnings (loss) by the number of common shares expected to be outstanding upon the demerger, namely, 55,915,369.

(3) Working capital represents total combined current assets less total combined current liabilities.

(4) Combined equity increased significantly from 1997 to 1998, reflecting the contribution of net assets to Celanese by Hoechst prior to the demerger. The principal factors for this increase are the contribution of the minority interest in Grupo Celanese of E592 million, the contribution of Hoechst group receivables of E384 million, the transfer of other activities from Celanese to

                                        8
    Hoechst of E350 million, and the recognition of a deferred tax asset in connection with the contribution of the Dyneon equity investment of E109 million. Dyneon is a joint venture with 3M in which Celanese has a 46% interest.

     The tables below present net sales, operating profit (loss), depreciation and amortization and capital expenditures by segment.

                                    SIX MONTHS ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                ---------------------------------   ---------------------------------------------------
                                     1999              1998              1998              1997              1996
                                ---------------   ---------------   ---------------   ---------------   ---------------
                                         % OF              % OF              % OF              % OF              % OF
                                        SEGMENT           SEGMENT           SEGMENT           SEGMENT           SEGMENT
                                  E      TOTAL      E      TOTAL      E      TOTAL      E      TOTAL      E      TOTAL
                                -----   -------   -----   -------   -----   -------   -----   -------   -----   -------
                                  (UNAUDITED)       (UNAUDITED)        (AUDITED)         (AUDITED)        (UNAUDITED)
                                ---------------   ---------------   ---------------   ---------------   ---------------
                                                           (IN MILLIONS, EXCEPT PERCENTAGES)
                                ---------------------------------------------------------------------------------------
NET SALES
  Acetyl Products(1)..........    727      35       834      35     1,518      34     1,757      34     1,485      34
  Chemical Intermediates(1)...    417      20       512      21       920      20     1,123      22       906      21
  Acetate Products............    356      17       436      18       839      19       994      20       897      20
  Ticona......................    384      18       394      16       750      17       742      15       662      15
  Performance Products........    221      10       239      10       455      10       479       9       432      10
                                -----     ---     -----     ---     -----     ---     -----     ---     -----     ---
Segment Total.................  2,105     100     2,415     100     4,482     100     5,095     100     4,382     100
                                          ===               ===               ===               ===               ===
Other Activities(2)...........    318               426               827               848               639
Intersegment Eliminations.....    (57)              (86)             (150)             (168)             (140)
                                -----             -----             -----             -----             -----
Total Net Sales...............  2,366             2,755             5,159             5,775             4,881
                                =====             =====             =====             =====             =====
OPERATING PROFIT (LOSS)
  Acetyl Products.............    (31)     19        67      35       152      44       221      41       159      30
  Chemical Intermediates......     (4)      3        22      12        54      16        73      13        90      17
  Acetate Products............     11      (7)       51      27        94      27       149      27       161      30
  Ticona......................   (102)     64        35      18        53      15        57      10        55      10
  Performance Products........    (33)     21        15       8        (7)     (2)       47       9        72      13
                                -----     ---     -----     ---     -----     ---     -----     ---     -----     ---
Segment Total.................   (159)    100       190     100       346     100       547     100       537     100
                                          ===               ===               ===               ===               ===
Other Activities(2)...........   (100)              (89)             (163)             (266)             (321)
                                -----             -----             -----             -----             -----
Total Operating Profit
  (Loss)......................   (259)              101               183               281               216
                                =====             =====             =====             =====             =====

                                                         SIX MONTHS ENDED JUNE 30,        YEAR ENDED DECEMBER 31,
                                                       -----------------------------   -----------------------------
                                                           1999            1998            1998            1997
                                                       -------------   -------------   -------------   -------------
                                                              % OF            % OF            % OF            % OF
                                                             SEGMENT         SEGMENT         SEGMENT         SEGMENT
                                                        E     TOTAL     E     TOTAL     E     TOTAL     E     TOTAL
                                                       ---   -------   ---   -------   ---   -------   ---   -------
                                                        (UNAUDITED)     (UNAUDITED)      (AUDITED)       (AUDITED)
                                                       -------------   -------------   -------------   -------------
                                                                     (IN MILLIONS, EXCEPT PERCENTAGES)
                                                       -------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
  Acetyl Products....................................   52      33      42      30      85      29      77      30
  Chemical Intermediates.............................   31      19      27      19      56      19      50      19
  Acetate Products...................................   26      16      24      17      54      18      44      17
  Ticona.............................................   29      18      29      21      62      21      60      23
  Performance Products...............................   22      14      19      13      37      13      30      11
                                                       ---     ---     ---     ---     ---     ---     ---     ---
Segment Total........................................  160     100     141     100     294     100     261     100
                                                               ===             ===             ===             ===
Other Activities(2)..................................   13              37              57              66
                                                       ---             ---             ---             ---
Total Depreciation and Amortization..................  173             178             351             327
                                                       ===             ===             ===             ===
CAPITAL EXPENDITURES
  Acetyl Products....................................   45      41      24      17      70      21      75      22
  Chemical Intermediates.............................   22      20      43      30      97      28     120      36
  Acetate Products...................................   17      15      29      20      69      20      42      12
  Ticona.............................................   19      17      27      19      66      19      44      13
  Performance Products...............................    8       7      21      14      42      12      58      17
                                                       ---     ---     ---     ---     ---     ---     ---     ---
Segment Total........................................  111     100     144     100     344     100     339     100
                                                               ===             ===             ===             ===
Other Activities(2)..................................   21              18              29              69
                                                       ---             ---             ---             ---
Total Capital Expenditures...........................  132             162             373             408
                                                       ===             ===             ===             ===

---------------
(1) Includes inter-segment sales.

(2) Other Activities include other chemicals business lines, consisting primarily of inorganic chemical businesses, such as phosphorous, chlorine and chlorine derivative products, as well as a small business in ethylene oxide and ethylene glycol chemical products; a polyester staple and bottle resins business in Canada; generic pharmaceuticals, which, until its sale in September 1999, were conducted through Celanese's former subsidiary, Copley Pharmaceutical; general corporate functions; and companies which provide infrastructure and procurement services.

                                  RISK FACTORS

     Your investment in the Celanese shares involves several risks. The following is a discussion of the most significant risks involved in an investment in the Celanese shares. You should consider these risks carefully together with the information and financial data set forth in this prospectus, before deciding whether an investment in Celanese is suitable for you.

CYCLICALITY IN THE INDUSTRIAL CHEMICALS INDUSTRY HAS IN THE PAST AND MAY IN THE FUTURE RESULT IN REDUCED OPERATING MARGINS OR OPERATING LOSSES

     The basic chemicals industry is subject to significant cyclicality which includes periods of low prices during periods of excess capacity which negatively impact Celanese's operating margins and may result in operating losses. Typically, periods of inadequate capacity and rising demand lead chemical producers to increase capacity. In the past, these capacity increases have led to overcapacities because they have exceeded demand growth. While periods of inadequate capacity have been characterized by increased selling prices and higher operating margins, periods of overcapacity have resulted in declining selling prices and reductions in the use of existing production capacity, both of which have resulted in lower operating margins or operating losses. Celanese believes that the basic chemicals industry, particularly in the commodity portions of the acetyl and acrylic chain products manufactured by Celanese, is currently characterized by overcapacity, and that there may be further capacity additions in the next few years. Celanese cannot assure you that future growth in demand will be sufficient to absorb current overcapacity or future capacity additions without significant downward pressure on prices and adverse effects on operating results.

CELANESE'S OPERATING MARGINS MAY DECREASE IF IT CANNOT PASS ON INCREASED RAW MATERIAL PRICES TO CUSTOMERS OR IF PRICES FOR ITS PRODUCTS DECREASE FASTER THAN RAW MATERIAL PRICES

     Significant variations in the costs and availability of raw materials and energy may negatively affect Celanese's operating results. Celanese purchases significant amounts of natural gas, ethylene and propylene to produce several basic chemicals and wood pulp from reforested trees to produce cellulose acetate. Celanese also purchases significant amounts of natural gas, coal, electricity and fuel oil to supply the energy required in its production processes. The prices and availability for these raw materials and energy vary with market conditions and may be highly volatile. There have been in the past, and may be in the future, periods of time during which raw material price increases cannot be passed on to customers. Even in periods during which raw material prices decrease, Celanese may suffer decreasing operating profit margins, if raw material price reductions occur at a slower rate than decreases in the selling prices of Celanese's products. Celanese typically does not enter into hedging arrangements with respect to prices of raw materials.

ENVIRONMENTAL LIABILITIES AND COMPLIANCE COSTS MAY HAVE A SIGNIFICANT NEGATIVE EFFECT ON CELANESE'S OPERATING RESULTS


     Costs related to Celanese's obligations and potential obligations under environmental laws for remediation of contaminated sites may have a significant negative impact on its operating results. These include obligations related to sites Celanese currently owns or operates, formerly owned or operated, or where waste from its operations was disposed. Celanese also has obligations related to the indemnity agreement contained in the demerger and transfer agreement between Celanese AG and Hoechst AG. See "Relationships and Third Party
Transactions -- Relationships with Hoechst." Celanese's accruals for environmental remediation obligations may be insufficient if the assumptions underlying those accruals prove incorrect or if Celanese is held responsible for currently undiscovered contamination. See "Celanese has an obligation to pay amounts to Hoechst some of which are not yet determinable" and "Business -- Environmental and Other Regulations."

     Furthermore, Celanese is involved in several claims, lawsuits and administrative proceedings relating to environmental matters. An adverse outcome in any of these might have a significant negative impact on Celanese's operating results.

     Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to Celanese and could subject Celanese's handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than at present. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities and materially adversely affect Celanese's business and operating results.

     Stricter environmental policies may also affect demand for Celanese's products. For example, in 1999, for environmental reasons, California and the United States Environmental Protection Agency have proposed that usage of Methyl Tertiary Butyl Ether, or MTBE, a gasoline additive manufactured by some of Celanese's methanol customers, be phased out or significantly reduced over several years. These measures are likely to lead to reduced usage of MTBE and therefore result in increased overcapacity in methanol, adversely affecting prices for methanol and Celanese's other products derived from methanol.

A FAILURE TO COMPETE SUCCESSFULLY MAY REDUCE CELANESE'S OPERATING PROFITS

     Celanese operates in highly competitive industries where the actions of competitors could reduce Celanese's profitability and market share. In the Acetyl Products, Chemical Intermediates, Acetate Products, and Performance Products segments, Celanese competes primarily on the basis of price, service and reliability of product and supply. In the Ticona segment, Celanese competes with technical polymer producers primarily on the basis of product differentiation, innovation, quality and price. Significant product innovations, technical advances or the intensification of price competition by competitors, could harm Celanese's operating results.

FAILURE TO DEVELOP NEW PRODUCTS AND PRODUCTION TECHNOLOGIES MAY HARM CELANESE'S COMPETITIVE POSITION

     Celanese's operating results, especially in its Ticona and Performance Products segments, significantly depend on the development of commercially viable new products and production technologies. If Celanese is unsuccessful in developing new products and production processes in the future, its competitive position and operating results will be negatively affected.

CELANESE'S PRODUCTION FACILITIES HANDLE THE PROCESSING OF SOME VOLATILE AND HAZARDOUS MATERIALS WHICH SUBJECT CELANESE TO OPERATING RISKS WHICH COULD ADVERSELY AFFECT CELANESE'S OPERATING RESULTS

     Celanese's operations are subject to the operating risks associated with chemical manufacturing, including the related storage and transportation of raw materials, products and wastes. These hazards include, among other things:

     - Pipeline and storage tank leaks and ruptures;

     - Explosions; and

     - Discharges or releases of toxic or hazardous substances.

     These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties. The occurrence of any of these events may materially adversely affect the productivity and profitability of a particular manufacturing facility and Celanese's operating results.

     Celanese maintains property, business interruption and casualty insurance which it believes is in accordance with customary industry practices, but Celanese cannot provide any assurance that this insurance will be adequate to cover fully all potential hazards incident to its business.

     For more detailed information on environmental issues, see
"Business -- Environmental and Other Regulation."

CELANESE HAS NO CURRENT INTENTION OF PAYING DIVIDENDS IN RESPECT OF 1999
EARNINGS

     Celanese has no current intention of paying dividends in respect of 1999 earnings. Under German law, dividends are payable only out of net income and retained earnings of the parent company as shown in the parent company's unconsolidated statutory annual financial statements, as adopted and approved by resolutions of the management board and the supervisory board of the parent company, not from the profits of the parent company and its consolidated subsidiaries.

PLUMBING LITIGATION COULD HAVE A NEGATIVE IMPACT ON CELANESE'S OPERATING RESULTS AND CASH FLOWS

     A U.S. holding company for Celanese's operations in North America has been named as a defendant in a series of lawsuits alleging that plastics manufactured by it and other companies that were used in the production of plumbing systems for residential property were defective or caused those plumbing systems to fail. Some of those lawsuits have been settled, but others are still pending. These cases have involved substantial claims for damages, and Celanese's results of operations in recent years have been adversely affected by these cases. Celanese has established reserves for the litigation and has received payments from insurance companies under product liability insurance policies. No assurance can be given, however, that Celanese's litigation reserves will be adequate or that Celanese will fully recover claims under its insurance policies. As a result, the plumbing cases could continue to have a material adverse effect on Celanese's results of operations and cash flows in any given year. See "Business -- Legal Proceedings -- Plumbing Actions" and Note 19 to the Historical Combined Financial Statements contained elsewhere in this Prospectus.

FAILURE TO ADDRESS THE YEAR 2000 ISSUES MAY LEAD TO DISRUPTIONS IN CELANESE'S BUSINESS AND MAY AFFECT CELANESE'S OPERATING RESULTS

     Failure to remediate any Year 2000 issues in Celanese's or third party's computer systems may negatively affect Celanese's business and operating results. Year 2000 issues relate to the problems that computer systems experience when handling dates beyond December 31, 1999. For example, Year 2000 problems occurring in Celanese's, its customers', its suppliers' or other third parties' computer systems could cause:

     - Disruptions to Celanese's manufacturing activities resulting in products not being available or not meeting required quality standards;

     - Unplanned production shutdowns with safety or environmental consequences; and

     - Interruption in or failure of routine business data processing activities.

     Celanese is assessing both the internal readiness of its computer systems and the compliance of computer systems of a number of significant customers and suppliers for handling the Year 2000 issue. Celanese's inability to implement changes necessary to address the Year 2000 issue could have a material adverse effect on Celanese's operating results. In addition, the failure of some of Celanese's significant customers and suppliers to address the Year 2000 issue could have a material adverse effect on Celanese's business and operating results.

     For a more detailed discussion of Celanese's efforts relating to year 2000 issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN EXCHANGE RATES MAY AFFECT CELANESE'S OPERATING RESULTS

     As Celanese conducts a significant portion of its operations outside the euro zone, fluctuations in currencies of countries outside the euro zone, especially the U.S.$, can materially adversely affect Celanese's operating results. For example, changes in currency exchange rates may affect:

     - the relative prices at which Celanese and competitors sell products in the same market; and

     - the cost of items required in Celanese's operations.

From time to time, Celanese uses financial instruments to hedge its exposure to foreign currency fluctuations. The amount of foreign currency forward contracts at December 31, 1998 was E273 million.

CELANESE WAS NOT PREVIOUSLY OPERATED AS A SEPARATE STRATEGIC ENTITY AND, AS A RESULT, ITS COMBINED FINANCIAL STATEMENTS MAY NOT BE INDICATIVE OF CELANESE'S HISTORICAL FINANCIAL CONDITION OR FUTURE FINANCIAL PERFORMANCE

     The Combined Financial Statements included in this prospectus may not be indicative of Celanese's future financial performance. This is because these statements do not necessarily reflect the historical financial condition, results of operations and cash flows of Celanese as they would have been had it been operated as a single strategic entity during the periods presented.

SIGNIFICANT EXPENSES AND RESTRUCTURING CHARGES MAY RESULT FROM CELANESE'S RE-EVALUATION OF ITS BUSINESS PORTFOLIO

     Celanese has begun evaluating its business portfolio and has identified several assets for possible divestiture, including Celgard and its chlorine and chlorine derivatives business lines and its ethylene oxide and ethylene glycol business lines. Celanese has entered into discussions with a potential buyer for its chlorine and chlorine derivatives business lines, and under the proposed terms of the agreement currently being negotiated would expect to record a loss in the second half of 1999 of between E80 million and E90 million related to the disposition of these business lines. However, Celanese is also internally considering other options for these business lines. Several of the businesses Celanese is considering for divestiture may need to be restructured to facilitate their disposal, and there can be no assurance that Celanese will be able to find attractive means of exiting from these businesses and therefore could realize significant losses in connection with their sales. If Celanese is unable to sell some of these operations, the costs of possible plant shutdowns, both in terms of employee severance costs and environmental costs associated with permanently closing facilities, could be significant. If Celanese decides to continue to operate these businesses, significant capital improvements will be needed to achieve a competitive position in the marketplace.

     In addition, Celanese is developing plans to reduce its workforce by 1,000 by the end of the year 2000, and Celanese expects to record some special charges in connection with this workforce reduction before the end of 1999, the extent of which are presently not quantifiable. Celanese also expects to incur special charges in connection with prepayment penalties and other costs associated with the refinancing of its indebtedness as well as other costs related to the demerger of between E70 million and E80 million in the second half of 1999. Based on the current refinancing commitments, Celanese believes that the costs of refinancing its debt will be recovered to some extent in future periods through lower costs of financing in the second half of 1999.

     As a result of the current difficult market conditions in the chemicals industry, the anticipated net loss associated with the dispositions contemplated for the second half of 1999 and special charges associated with the reduction of Celanese's workforce, the refinancing of Celanese's indebtedness and other costs related to the demerger, Celanese expects that it will incur significant operating losses in the second half of 1999.

     Celanese may also decide to restructure portions of its existing businesses in the future and, as a result, may incur material restructuring charges. If material restructuring charges occur, Celanese's operating results could be affected.

KUWAIT PETROLEUM CORPORATION, WHO INDIRECTLY HOLDS A SIGNIFICANT NUMBER OF SHARES, MAY BE ABLE TO BLOCK SOME CORPORATE ACTIONS

     Upon completion of the demerger, Kuwait Petroleum Corporation will indirectly own approximately 25.8% of the Celanese shares. Kuwait Petroleum Corporation may have the ability, as a matter of German corporate law, to block some corporate actions by Celanese such as mergers, spinoffs and capital measures which require either a majority of 75% of the votes cast or 75% of the share capital represented at a shareholders' meeting. Celanese is not aware of any voting agreements or agreements of any kind between Kuwait Petroleum Corporation and any of Celanese's other shareholders. In addition, an officer of Kuwait Petroleum Corporation has been elected as one of the shareholder representatives on the Supervisory Board of Celanese.

CELANESE HAS AN OBLIGATION TO PAY AMOUNTS TO HOECHST SOME OF WHICH ARE NOT YET DETERMINABLE

     Under the demerger agreement, Celanese has agreed to indemnify Hoechst for environmental liabilities that Hoechst may incur with respect to Celanese's German production sites, which were transferred from Hoechst to Celanese in connection with the demerger. In the demerger agreement, Celanese also agreed to indemnify Hoechst against liabilities for environmental contamination arising under 19 divestiture agreements regarding chemical participations, businesses or assets entered into by Hoechst prior to the demerger. As the indemnification obligations depend on the occurrence of unpredictable future events, the costs associated with them are not yet determinable and may materially affect business operating results.

     Celanese's obligation to indemnify Hoechst in connection with the divestiture agreements is subject to the following thresholds:

     - Celanese will indemnify Hoechst for the total amount of these liabilities up to E250 million;

     - Hoechst will bear the full amount of those liabilities between E250 million and E750 million; and

     - Celanese will indemnify Hoechst for one third of those liabilities for amounts exceeding E750 million.

Also, Celanese has undertaken in the demerger agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, in relation to assets included in the demerger, where such liabilities have not been demerged due to transfer or other restrictions. Under the demerger agreement Celanese also assumed responsibility for 50% of the costs incurred in connection with the demerger, estimated at E52 million in total, and 50% of the applicable real estate transfer taxes, estimated at E21 million in total. Under the demerger agreement, Celanese will also be responsible, directly or indirectly, for all obligations to past employees of Hoechst businesses that were demerged to Celanese. Hoechst has agreed to bear 80% of the financial obligations arising in connection with the government investigation and litigation associated with the sorbates industry for price fixing described under "Business -- Legal Proceedings", and Celanese has agreed to bear the remaining 20%.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     You are cautioned that this prospectus contains forward-looking statements within the meaning of Section 27A(i)(1) of the Securities Act of 1933, as amended, and Section 21E(i)(1) of the Securities Exchange Act of 1934, as amended. The "safe-harbor" for forward-looking statements provided under those sections does not apply to statements made in connection with initial public offerings.

     You can identify forward-looking statements by, among other things, the use of forward-looking language, such as "anticipate," "believe," "estimate," "intend," "plan," "project," "expect" and similar expressions. In addition, statements relating to the following aspects of Celanese's business may contain forward-looking statements:

     - Celanese's expected future financial position;
     - Future results of operations;
     - Future cash flows;
     - Dividends;
     - Business strategy;
     - Financing plans;
     - Budgets;
     - Projected costs and capital expenditures;
     - Future competitive position;
     - Growth opportunities of Celanese or its products;
     - Celanese's ability to divest some of its activities;
     - Benefits from new technology; and
     - Plans and objectives of management for future operations.

     Forward-looking statements reflect the current expectations, estimates and projections of Celanese's management about future events. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. They are based upon assumptions as to future events that may not prove to be accurate. Therefore, many factors could cause the actual results, performance or achievements of Celanese to differ materially from any future results, performance or achievements that may be expressed or implied by any forward-looking statements. For a discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this prospectus.

     Celanese does not intend, and does not assume any obligation, to update these forward-looking statements.

                           EXCHANGE RATE INFORMATION

     On January 1, 1999, Germany and 10 other member states of the European Union introduced the euro or E as their common currency alongside their own sovereign currencies. These euro zone countries established fixed conversion rates between their sovereign currencies, including the Deutsche Mark or DM. Currency exchanges traded the E beginning on January 4, 1999. The affected sovereign currencies are scheduled to remain legal tender until January 1, 2002 when they will be withdrawn. Beginning January 1, 2002, new E denominated bills and coins will be issued.

     Celanese began using the E as its reporting currency on January 1, 1999 and will pay any dividends on its shares in E. Furthermore, prices quoted for the Celanese shares on the Frankfurt Stock Exchange will be quoted in E. Fluctuations in the exchange rate between the E and the U.S.$ will affect:

     - The U.S.$ equivalent for dividends received by U.S. holders of Celanese shares; and

     - The trading market price of the Celanese shares on the Frankfurt and New York Stock Exchanges.

     The table below sets forth the noon buying rates for the Deutsche Mark versus the U.S.$, restated in E for all periods prior to January 1, 1999, and, for all subsequent periods, sets forth the noon buying rates for the E in U.S.$. For the calculation of the E amounts for all periods prior to December 31, 1998, Celanese has restated the applicable noon buying rate for the DM per U.S.$ into E at the official fixed DM/E conversion rate of DM 1.95583 per E1.00. This restatement matches the restatement into euro of Celanese's Combined Financial Statements, which, for all periods prior to January 1, 1999, we prepared in Deutsche Mark and restated the DM amounts into euro. Celanese does not represent that the U.S.$ amounts referred to below could have been or could be converted into E at any particular rate indicated. The average amounts set forth below under "Average" are calculated as the average of the noon buying rates on the last business day of each month.


YEAR                                           LOW      HIGH    AVERAGE    END
----                                          ------   ------   -------   ------
1994........................................  1.1096   1.3109   1.2134    1.2622
1995........................................  1.2528   1.4418   1.3715    1.3634
1996........................................  1.2493   1.3626   1.2978    1.2711
1997........................................  1.0398   1.2689   1.1244    1.0871
1998........................................  1.0548   1.2178   1.1115    1.1733
1999 (through October 7)....................  1.0139   1.1812   1.0711    1.0721


     For a more complete discussion of exchange rate fluctuations and the hedging techniques used by Celanese to manage its exposure to these fluctuations, please see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

     Celanese will not receive any proceeds from the sale of the shares offered in the redistribution.

                                DIVIDEND POLICY

     The payment and amount of any dividends will depend on Celanese's current and future earnings, cash flow, financial condition and other factors. The Celanese shares offered by this prospectus are eligible for any dividends declared for the year ending December 31, 1999 and subsequent periods. Celanese has no current intention of paying dividends in respect of 1999 earnings. Dividends are subject to recommendation by the Celanese supervisory and management boards and the approval of the shareholders at Celanese's ordinary general meeting. Under German law, dividends are payable only out of balance sheet profits as shown in the unconsolidated annual financial statements of Celanese AG, as adopted and approved by resolutions of the Celanese management board and the Celanese supervisory board, not from the consolidated profits of Celanese. The management of Celanese has indicated that in determining the dividend policy of Celanese, it will consider what portion of the cash flow generated by Celanese should be paid as dividends and what portion should be used in other ways to enhance shareholder value, such as through share repurchases, reduction of debt or capital investments.

                        SELECTED COMBINED FINANCIAL DATA

     The following table presents selected combined financial information of Celanese. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited Combined Financial Statements, the unaudited Condensed Combined Financial Statements and the notes to those statements that are included elsewhere in this prospectus. All the combined financial data have been prepared in accordance with U.S. GAAP.

     The statement of operations and balance sheet data set forth below for the fiscal years 1998 and 1997 are derived from the audited Combined Financial Statements included elsewhere in this prospectus and should be read in conjunction with those financial statements and the notes thereto. The statement of operations and balance sheet data for the years ended 1996, 1995 and 1994 are derived from unaudited combined financial statements not included in this prospectus. The statement of operations and balance sheet data set forth below for the six-month periods ending June 30, 1999 and 1998 are derived from the unaudited Condensed Combined Financial Statements appearing elsewhere in this prospectus. Both the data for the years 1996, 1995 and 1994 and the interim six months data have been prepared on a basis consistent with that of the audited Combined Financial Statements and, in the opinion of Celanese's management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. Results of operations for the six months ended June 30, 1999 are not necessarily indicative of results to be expected for the full fiscal year.

     The Combined Financial Statements for periods ending prior to January 1, 1999 have been prepared in Deutsche Mark and were restated from Deutsche Mark to E using the Official Fixed Conversion Rate at January 1, 1999. For periods ending after December 31, 1998, Celanese's financial statements have been prepared in E directly instead of being restated from DM into E. Amounts shown in U.S.$ are unaudited and, solely for your convenience, for the year ended December 31, 1998 and for the six months ended June 30, 1999, have been converted from E at an exchange rate of U.S.$1.0310 per E1.00, the noon buying rate at June 30, 1999. See also Note 1 to the Combined Financial Statements.

                                      SIX MONTHS ENDED
                                          JUNE 30,                                 YEAR ENDED DECEMBER 31,
                                -----------------------------   --------------------------------------------------------------
                                  1999       1999      1998         1998        1998      1997      1996      1995      1994
                                --------   --------   -------   ------------   -------   -------   -------   -------   -------
                                         (UNAUDITED)            (UNAUDITED)        (AUDITED)               (UNAUDITED)
                                -----------------------------   ------------   -----------------   ---------------------------
                                 U.S.$        E          E         U.S.$          E         E         E         E         E
                                --------   --------   -------   ------------   -------   -------   -------   -------   -------
                                   (IN MILLIONS, EXCEPT NET INCOME PER ORDINARY SHARE, PERCENTAGES AND NUMBER OF EMPLOYEES)
STATEMENT OF OPERATIONS DATA
  (FOR PERIOD):
Net sales.....................  $2,439..   E 2,366    E2,755       $5,319      E5,159    E5,775    E4,881    E4,922    E4,798
Cost of sales.................  2,111..      2,047     2,217        4,298       4,169     4,576     3,861     3,686     3,747
Gross profit..................  328....        319       538        1,021         990     1,199     1,020     1,236     1,051
Selling, general and
  administrative expenses.....      325        315       365          619         600       655       531       524       642
Research and development
  expenses....................       48         47        63          127         123       149       143       128       139
Special charges(1)............      211        205        15          102         100       103       121       268       371
Operating profit (loss)(2)....     (267)      (259)      101          189         183       281       216       374      (110)
Interest and other income,
  net(3)......................        4          4        21           69          67        77        93       109       103
Income tax expense
  (benefit)...................        9          9        65          121         117        93       149       176       (98)
Minority interests............        -          -        24           44          43        64        56        87        75
Net earnings (loss)...........     (280)      (272)       (9)         (45)        (44)       47       (82)        2      (189)
Pro forma basic net earnings
  (loss) per ordinary
  share(4)....................    (5.01)     (4.86)    (0.16)       (0.80)      (0.79)     0.84     (1.47)     0.04     (3.38)
BALANCE SHEET DATA (END OF
  PERIOD):
Working capital(5)............  $   456    E   442    E  296       $  683      E  662    E   63    E  388    E  435    E  717
Total assets..................    8,515      8,258     6,511        7,801       7,566     6,403     5,802     5,388     5,922
Debt..........................    1,750      1,698     1,935        1,562       1,515     1,895     1,914     1,855     2,359
Combined equity(6)............    2,739      2,657     1,238        2,821       2,736     1,250     1,024       936     1,147

                                        SIX MONTHS ENDED
                                            JUNE 30,                                 YEAR ENDED DECEMBER 31,
                                  -----------------------------   --------------------------------------------------------------
                                    1999       1999      1998         1998        1998      1997      1996      1995      1994
                                  --------   --------   -------   ------------   -------   -------   -------   -------   -------
                                           (UNAUDITED)            (UNAUDITED)        (AUDITED)               (UNAUDITED)
                                  -----------------------------   ------------   -----------------   ---------------------------
                                   U.S.$                             U.S.$
                                  --------   --------   -------   ------------   -------   -------   -------   -------   -------
                                     (IN MILLIONS, EXCEPT NET INCOME PER ORDINARY SHARE, PERCENTAGES AND NUMBER OF EMPLOYEES)
OTHER DATA:
Operating margin (%)............   (10.95)    (10.95)     3.67         3.55        3.55      4.87      4.43      7.60     (2.29)
Depreciation and amortization of
  tangible and intangible
  assets........................  $   178       E173      E178       $  362        E351      E327      E341      E298      E351
Capital expenditures on tangible
  fixed assets..................      136        132       162          385         373       408       447       387       416
Number of employees (end of
  period) in thousands..........     17.1       17.1      18.8         17.5        17.5      19.2      19.5      19.1      19.0

---------------
(1) Special charges represent charges in the applicable period for the impairment of goodwill and fixed assets, litigation charges and restructuring charges, which include employee termination costs, plant and office closures and other costs. See also Note 21 to the Combined Financial Statements and Note 5 to the unaudited Interim Combined Financial Statements.

(2) Hoechst acquired substantially all the 49% minority interest in its Mexican subsidiary, Grupo Celanese, in December 1998, and contributed it to Celanese. If this minority interest had been contributed to Celanese as of January 1, 1998, Celanese's operating profit for the year ended December 31, 1998 and the six months ended June 30, 1998 would have been reduced by E30 million and E15 million, respectively, for the amortization of goodwill associated with the acquisition. See also Note 4 to the Combined Financial Statements.

(3) Interest and other income, net, represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as defined in Celanese's Combined Financial Statements.

(4) Pro forma basic net earnings (loss) per share is calculated by dividing net earnings (loss) by the number of common shares expected to be outstanding upon the demerger, namely, 55,915,369.

(5) Working capital represents total combined current assets less total combined current liabilities. The increase in working capital from 1997 to 1998 reflects an increase in net receivables with Hoechst of E374 million, an increase in net third party receivables of E107 million, an increase of E64 million in current deferred taxes and a decrease of E64 million in short term borrowings and current installments of long term debt.

(6) Combined equity increased significantly from 1997 to 1998 and reflects the contribution of net assets to Celanese by Hoechst prior to the demerger. The principal factors for this increase are the contribution of the minority interest in Grupo Celanese of E592 million, the contribution of Hoechst group receivables amounting to E384 million, the transfer of some other activities from Celanese to Hoechst of E350 million and the recognition of a deferred tax asset in connection with the contribution of the Dyneon equity investment of E109 million. Dyneon is a joint venture with 3M in which Celanese has a 46% interest.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of the financial condition and the results of operations of Celanese together with Celanese's Combined Financial Statements and the unaudited Condensed Combined Financial Statements and the notes to those financial statements included elsewhere in this prospectus, which were prepared in accordance with U.S. GAAP.

INTRODUCTION

     Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst as part of Hoechst's realignment as a life sciences company. The businesses and activities demerged principally comprise the basic chemicals, acetates and technical polymers businesses formerly reported by Hoechst in its Celanese and Ticona segments. See "Celanese." The Combined Financial Statements and Condensed Combined Financial Statements included elsewhere in this prospectus reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred from Hoechst to Celanese. The Combined Financial Statements and Condensed Combined Financial Statements assume that Celanese, for the periods described, had existed as a separate legal entity with five business segments, Acetyl Products, Chemical Intermediates, Acetate Products, Ticona and Performance Products, as well as the other businesses and activities of Hoechst transferred to Celanese in the demerger. The Combined Financial Statements and Condensed Combined Financial Statements, which have been carved out from the consolidated financial statements of Hoechst using the historical results of operations and assets and liabilities of these businesses and activities, reflect the accounting policies adopted by Hoechst in the preparation of its financial statements and thus do not necessarily reflect the accounting policies which Celanese might have adopted had it been an independent company. Some costs have been reflected in the Combined Financial Statements and Condensed Combined Financial Statements which are not necessarily indicative of the costs that Celanese would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs include allocated Hoechst corporate overhead, interest expense and income taxes. Prior to the demerger, the businesses and activities demerged to Celanese were not managed as a single strategic business entity. These businesses and activities were operated by separate management teams which coordinated with strategic management at the Hoechst holding company level. In contrast, following the demerger, Celanese will be managed as a single strategic entity.

     Effective January 1, 1999, Germany and 10 other member states of the European union introduced the euro as their common currency and established fixed conversion rates between their existing sovereign currency and the euro. The Combined Financial Statements for each period presented on or before December 31, 1998 have been prepared using the Deutsche Mark and have been restated in euro using the official fixed conversion rate between the euro and the Deutsche Mark of DM 1.95583 per E1.00. Accordingly, the Combined Financial Statements for all periods prior to December 31, 1998 depict the same trends that would have been presented had they been presented using the Deutsche Mark. Because the combined financial information for those periods was originally prepared using the Deutsche Mark, it is not necessarily comparable to financial statements of other companies which originally prepared financial statements in a European currency other than the Deutsche Mark and subsequently converted that other currency into euros. See also Note 1 to the Combined Financial Statements included elsewhere in this prospectus. Beginning January 1, 1999, Celanese's financial statements are prepared in euro and are no longer restated from Deutsche Mark into euro.

FACTORS AFFECTING CELANESE'S FINANCIAL PERFORMANCE

     Factors affecting Celanese's financial condition, cash flows and results of operations are described below. For further discussion of these and other factors that may adversely affect Celanese's business and financial results, see "Risk Factors."

GENERAL ECONOMIC CONDITIONS

     Celanese operates in the global market and has customers in many countries. Celanese has major facilities located throughout North America, Europe and the Pacific Rim, including facilities in China, Japan, and Saudi Arabia operated through joint ventures. Its principal customers are similarly global in scope, and the prices of its most significant products are typically world market prices. Consequently, Celanese's business and financial results are affected directly and indirectly by world economic and political conditions. In recent years the financial turmoil in Asia has adversely affected volumes sold by Celanese to its Asian customers and has adversely affected selling prices achievable in Asian and other markets.

HISTORICAL CYCLICALITY IN PARTS OF THE INDUSTRIAL CHEMICALS INDUSTRY

     Consumption of the basic chemicals which Celanese manufactures in the commodity portions of the acetyl and acrylic chains, principally methanol, formaldehyde, acetic acid and acrylic acid, has increased significantly over the past 30 years. Despite this growth in consumption, producers have experienced alternating periods of inadequate capacity and excess capacity for these products. Periods of inadequate capacity, including some due to raw material shortages, have usually resulted in increased selling prices and operating margins. This has often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates, selling prices and operating margins.

     Celanese expects that these cyclical trends in selling prices and operating margins relating to capacity shortfalls and additions will likely persist in the future, principally due to the continuing combined impact of five factors:

     - Significant capacity additions, whether through plant expansion or construction, can take two to three years to come on-stream and are therefore necessarily based upon estimates of future demand.

     - When demand is rising, competition to build new capacity may be heightened because new capacity tends to be more profitable, with a lower marginal cost of production. This tends to amplify upswings in capacity.

     - When demand is falling, the high fixed cost structure of the capital intensive chemicals industry leads producers to compete aggressively on price in order to maximize capacity utilization.

     - As competition in these products is focused on price, being a low-cost producer is critical to profitability. This favors the construction of larger plants, which maximize economies of scale, but which also lead to major increases in capacity which can outstrip current growth in demand.

     - Cyclical trends in general business and economic activity produce swings in demand for chemicals.

     Celanese believes that the basic chemicals industry, particularly in the commodity portions of the acetyl and acrylic chain products manufactured by Celanese, is currently characterized by overcapacity, and that there may be further capacity additions in the next few years. Celanese believes that, as a result, current difficult market conditions are likely to persist for at least the next 12 months before any significant upturn in conditions can be expected.

COST OF RAW MATERIALS

     Celanese purchases significant amounts of natural gas, ethylene and propylene from third parties for use in its production of basic chemicals in the acetyl and acrylic chains, principally methanol, formaldehyde, acetic acid and acrylic acid, as well as acrylates and oxo products. Celanese uses a portion of its output of these chemicals, in turn, as inputs in the production of further products in the Acetyl Products, Chemical Intermediates and Acetate Products segments, as well as some products in the Ticona and Performance Products segments. Celanese also purchases significant amounts of cellulose or wood pulp for use in its production of cellulose acetate in the Acetate Products segment. Celanese purchases significant amounts of natural gas, electricity, coal and fuel oil to supply the energy required in its production processes.

     While Celanese has agreements providing for the supply of natural gas, ethylene, propylene, woodpulp, electricity, coal and fuel oil, the contractual prices for these raw materials and energy vary with market conditions and may be highly volatile. Factors which have caused volatility in Celanese's raw material prices in the past and which may do so in the future, include:

     - Shortages of raw materials due to increasing demand, e.g., from growing uses or new uses;

     - Capacity constraints, e.g., due to construction delays, strike action or involuntary shutdowns;

     - The general level of business and economic activity; and

     - The direct or indirect effect of governmental regulation.

     Celanese typically does not enter into hedging arrangements with respect to prices of raw materials. While Celanese seeks to balance increases in raw material prices with corresponding increases in the prices of its products, there have been in the past, and may be in the future, periods of time during which there is a time lag before raw material price increases are passed on to customers.

VARIATIONS IN EXCHANGE RATES

     Celanese's Combined Financial Statements for periods prior to January 1, 1999 have been prepared using the Deutsche Mark and are restated from Deutsche Mark to E using the Official Fixed Exchange rate between the Deutsche Mark and the euro. Starting in 1999, Celanese's financial statements are prepared in E. A substantial portion of Celanese's assets, liabilities, revenues and expenses is denominated in currencies other than the euro-zone currencies, principally the U.S. dollar, and to a lesser extent in other currencies. Fluctuations in these currencies' values against the E, and in the past against the DM, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. A decline in the value of the U.S. dollar versus the E, for example, results in a decline in the E value of Celanese's sales denominated in U.S. dollars and earnings due to translation effects. As noted above, for periods prior to January 1, 1999, Celanese's Combined Financial Statements have been restated from DM into E. Celanese estimates that the translation effects of changes in the value of other currencies against the DM reduced the fall in net sales by approximately 1% in 1998 and contributed to the increase in net sales in 1997 by 14% and that the translation effects of changes in the value of other currencies against the E contributed to the fall in net sales by approximately 1% in the first six months of 1999. Celanese's exposure to transactional effects of variations in exchange rates is greatly reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

     Celanese's policy with respect to limiting its exposure to transactional effects of variations in exchange rates is to use financial instruments that reduce such exposure. The principal instruments used are forward exchange contracts generally with terms of less than one year. See "Market Risk" below and "Risk Factors" and Note 18 to the Combined Financial Statements.

IMPACT OF SPECIAL CHARGES

     The Combined Financial Statements and unaudited Interim Combined Financial Statements have in the past and may in the future be affected by special charges. Special charges include provisions for restructuring and other unusual expenses incurred outside the ordinary course of operations. See Note 21 to the Combined Financial Statements and Note 5 to the unaudited Interim Combined Financial Statements.

     The restructuring for which provisions have been taken was undertaken in accordance with the strategies of achieving cost efficiencies through rationalization and optimizing Celanese's portfolio. The restructuring is expected to benefit Celanese through reduction of its fixed cost base and through the disposal of non-core activities.

     The provisions for restructuring that have been recorded are normally expected to be used in the fiscal year following the year of the provision and the related benefits are therefore anticipated to be realized in the periods immediately thereafter. Further restructuring provisions relating to the cost of employee terminations, the cost of facility closures and other restructuring costs may be incurred in the future, but their timing or extent cannot yet be quantified.

RESULTS OF OPERATIONS

     The following table sets forth the net sales, and net sales expressed as a percentage of total segment sales, excluding eliminations, and the operating profit (loss), and operating profit (loss) expressed as a percentage of total segment operating profit (loss), for each Celanese segment for the six months ended June 30, 1999 and 1998 and the three years ended December 31, 1998.

                                    SIX MONTHS ENDED JUNE 30,                      YEAR ENDED DECEMBER 31,
                                ----------------------------------   ---------------------------------------------------
                                      1999              1998              1998              1997              1996
                                ----------------   ---------------   ---------------   ---------------   ---------------
                                          % OF              % OF              % OF              % OF              % OF
                                        SEGMENT            SEGMENT           SEGMENT           SEGMENT           SEGMENT
                                  E     TOTAL(1)     E      TOTAL      E      TOTAL      E      TOTAL      E      TOTAL
                                -----   --------   -----   -------   -----   -------   -----   -------   -----   -------
                                  (UNAUDITED)        (UNAUDITED)        (AUDITED)         (AUDITED)        (UNAUDITED)
                                ----------------   ---------------   ---------------   ---------------   ---------------
                                                           (IN MILLIONS, EXCEPT PERCENTAGES)
                                                           ---------------------------------
NET SALES
  Acetyl Products.............    727      35        834      35     1,518      34     1,757      34     1,485      34
  Chemical Intermediates......    417      20        512      21       920      20     1,123      22       906      21
  Acetate Products............    356      17        436      18       839      19       994      20       897      20
  Ticona......................    384      18        394      16       750      17       742      15       662      15
  Performance Products........    221      10        239      10       455      10       479       9       432      10
                                -----     ---      -----     ---     -----     ---     -----     ---     -----     ---
Segment Total.................  2,105     100      2,415     100     4,482     100     5,095     100     4,382     100
                                          ===                ===               ===               ===               ===
Other Activities..............    318                426               827               848               639
Intersegment Eliminations.....    (57)               (86)             (150)             (168)             (140)
                                -----              -----             -----             -----             -----
Total Net Sales...............  2,366              2,755             5,159             5,775             4,881
                                =====              =====             =====             =====             =====
OPERATING PROFIT (LOSS)
  Acetyl Products.............    (31)     19         67      35       152      44       221      41       159      30
  Chemical Intermediates......     (4)      3         22      12        54      16        73      13        90      17
  Acetate Products............     11      (7)        51      27        94      27       149      27       161      30
  Ticona......................   (102)     64         35      18        53      15        57      10        55      10
  Performance Products........    (33)     21         15       8        (7)     (2)       47       9        72      13
                                -----     ---      -----     ---     -----     ---     -----     ---     -----     ---
Segment Total.................   (159)    100        190     100       346     100       547     100       537     100
                                          ===                ===               ===               ===               ===
Other Activities..............   (100)               (89)             (163)             (266)             (321)
                                -----              -----             -----             -----             -----
Total Operating Profit
  (Loss)......................   (259)               101               183               281               216
                                =====              =====             =====             =====             =====

---------------
(1) The percentages in this column under Operating Profit (Loss) represent the percentage contribution of each segment to the total operating loss of all segments.

FIRST HALF 1999 COMPARED WITH FIRST HALF 1998

     NET SALES

     Acetyl Products. Net sales for the Acetyl Products segment decreased by 13% to E727 million in the first half of 1999 from E834 million in the first half of 1998 primarily due to price decreases (18%) and unfavorable currency movements (1%), partially offset by volume increases (6%). For example, according to Tecnon Consulting, the U.S. average price of vinyl acetate monomer in the first half of 1999 declined to 28 cents/lb. from 34.5 cents/lb. in the first half of 1998. Average prices for ester products also showed a significant decline between the two periods. These declining sales prices and the general declines in other Acetyl Products reflect the adverse conditions in the global chemical industry. Since June 30, 1999, some of this segment's products have experienced price increases. Volumes were higher in the first half of 1999 due to recovery of the Asian markets from the economic crisis that began in late 1997 and continued into

1998 and continued growth, particularly in vinyl acetate monomer, acetic acid and the acetate esters products.

     Chemical Intermediates. Net sales for the Chemical Intermediates segment decreased by 19% to E417 million in the first half of 1999 from E512 million in the first half of 1998 primarily due to price decreases (12%), volume decreases (6%), and unfavorable currency movements (1%). The decreases in prices resulted primarily from continuing downward pricing pressure on acrylic acid, butanol and 2-ethylhexanol due to continued industry overcapacity. For example, acrylic acid prices declined an average of 5% and butanol and 2-ethylhexanol prices decreased by an average of 27% as compared with price levels in the first half of 1998. The volume decreases were primarily attributable to volume declines in the oxo business line, as difficulties related to a planned capital improvement prolonged a scheduled shutdown at the Bay City facility. These decreases were partially offset by increased volumes in acrylates resulting from acrylic acid capacity added at the Clear Lake, Texas facility in the second half of 1998.

     Acetate Products. Net sales for the Acetate Products segment decreased by 18% to E356 million in the first half of 1999 from E436 million in the first half of 1998 as a result of volume decreases (13%), price decreases (4%), and unfavorable currency movements (1%). Cellulose acetate filament experienced significantly lower volumes and weaker pricing as a result of declines in the demand for acetate filament from the global fashion industry. Increased competitive pressures resulted in volume losses as well as lower overall pricing in the cellulose acetate tow business.

     Ticona. Net sales for the Ticona segment decreased by 3% to E384 million in the first half of 1999 from E394 million in the first half of 1998 primarily as a result of price declines (3%), with little impact from volumes and currency movements being relatively flat. The price declines were mainly attributable to pricing pressure from Asian exports, particularly in Europe.

     Performance Products. Net sales for the Performance Products segment decreased by 8% to E221 million in the first half of 1999 from E239 million in the first half of 1998, primarily as a result of decreases in sales for the OPP films business (12%) and the separation products business (5%), partially offset by an increase in the food ingredients business (4%). OPP film sales for the first half of 1999, which represented 62% of sales in this segment, decreased primarily because of lower selling prices in all product lines resulting from worldwide overcapacity and the pass-through of lower raw material prices to customers. An increase in volumes experienced in the Americas, resulting from an expansion of the Mexican facility in 1998, was offset by slightly lower volumes in Europe. Food ingredients sales for the first half of 1999, which represented 26% of total segment sales, increased primarily because of higher volumes, which were partially offset by lower prices in the high intensity sweetener and sorbates product lines. Lower prices in sorbates resulting from global overcapacity and pricing pressure from Japanese and Chinese competitors were partially offset by increased volumes, as volumes lost in 1998 were regained in the first half of 1999. Lower prices in Sunett(R) were caused by competition from sweetener substitutes and Chinese competitors. The high intensity sweeteners product line experienced significant volume growth in part because of a July 1998 approval by the U.S. Food and Drug Administration for the use of Sunett(R) in liquid beverages. Separation products sales for the first half of 1999, which represented 12% of sales in this segment, decreased primarily as a result of lower prices resulting from increased competition.

     Other Activities. Net sales from Other Activities decreased by 25% to E318 million in the first half of 1999 compared to E426 million in the first half of 1998 as a result of decreases in sales in other chemicals, the staple and bottle resins business of Celanese Canada and the generic pharmaceuticals business of Celanese's former subsidiary Copley, which was sold in September 1999, which were slightly offset by an increase in premiums earned by captive insurance companies (see "Relationships and Third Party Transactions -- Relationships with Hoechst"). Other chemicals consists primarily of the inorganic chemicals business lines as well as other minor chemical activities which are not part of the above-described chemical business segments. Sales of Other Activities in the first half of 1999 were comprised of other chemicals (60%), the polyester staple and bottle resins business (21%), generic pharmaceuticals (15%), and captive insurance and other ancillary businesses (4%). Other Activities also include the research activities previously conducted by Hoechst Research & Technology, which have been phased out over the past few years as well as general corporate functions and several service companies, which do not have significant sales. In August 1999, Celanese agreed to sell its 52% interest in Copley and in March 1999, Celanese Canada announced a planned transaction involving the sale of its polyester staple and bottle resins businesses. The decrease in sales in other chemicals resulted primarily from lower prices in all businesses and lower volumes in the ethylene oxide/ethylene glycol business. The lower prices in the inorganic chemicals business were primarily due to pricing pressure from Asian exports. The lower volumes and prices in the ethylene oxide/ethylene glycol business was primarily due to some lost business with the former polyester fibers business of Hoechst, which was sold at the end of 1998. The decrease in sales for Celanese Canada's polyester staple and bottle resins business resulted from lower prices and volumes due to weak markets and intense competition. The decrease in sales in the generic pharmaceuticals business resulted from the continued erosion of selling prices, primarily distributed products, which was partially offset by increased volumes associated with the introduction of several new products. The increase in premiums earned by the captive insurance companies resulted from taking on new international Hoechst business. The insurance policies with Hoechst are scheduled to expire in May 2000 and are not expected to be renewed. Net sales of Other Activities do not include sales of Targor, Dyneon, Vinnolit and the unconsolidated InfraServ affiliates, which are accounted for under the equity method.

     COST OF SALES AND OTHER OPERATING EXPENSES

     Cost of Sales. Cost of sales decreased by 8% to E2,047 million in the first half of 1999 compared with E2,217 million in the first half of 1998. Cost of sales as a percentage of sales increased to 87% in the first half of 1999 from 81% in the first half of 1998. The decrease in cost of sales was principally attributable to lower cost of sales in the Chemical Intermediates, Acetate Products and Other Activities segments, as cost of sales in the Acetyl Products, Ticona and Performance Products segments remained relatively flat. Cost of sales in the Acetyl Products segment remained essentially flat between the two periods as volume increases were offset primarily by raw material price decreases, particularly for ethylene, propylene and natural gas, as well as by ongoing cost reduction efforts at all manufacturing locations. The Chemical Intermediates segment experienced lower cost of sales in the first half of 1999 because of lower propylene costs and reduced oxo volumes resulting from the difficulties at the Bay City facility discussed above. Within the Chemical Intermediates segment, higher volumes in acrylates increased cost of sales but these increases were offset by lower propylene prices. The Acetate Products segment experienced lower cost of sales because of lower production volumes in addition to a concentrated effort to significantly reduce costs at all production facilities. The Ticona segment experienced a slight increase in cost of sales resulting from a slight increase in volumes as raw material costs remained relatively stable. In the Performance Products segment, cost of sales decreased slightly as lower raw material costs were partially offset by increased depreciation expense associated with the expansion of the Mexican facility in the OPP films business line, and by increased cost of sales in the food ingredients business due to higher volumes in high intensity sweetener and sorbate products. Cost of sales in separation products remained flat as volumes remained stable. Cost of sales in Other Activities decreased principally as a result of decreased cost of sales in other chemicals, generic pharmaceuticals and the staple and bottle resins business, which was partially offset by increased cost of sales in the captive insurance companies. Other chemicals had lower cost of sales primarily as a result of lower volumes in the ethylene oxide/ethylene glycol business mentioned above. Generic pharmaceuticals had lower cost of sales primarily as a result of lower costs associated with distributed products and favorable manufacturing plant utilization. The polyester staple and bottle resins business had lower costs of sales due to favorable raw material costs and slightly lower volumes. Higher cost of sales of the captive insurance business resulted from increased business with Hoechst and its affiliates, which required higher insurance premiums to reinsurers.

     Selling, General and Administrative Expense. Selling, general and administrative expense decreased by 14% to E315 million in the first half of 1999 from E365 million in the first half of 1998. Selling, general and administrative expense as a percentage of sales remained flat at 13%. Selling, general and administrative expense was lower across most segments primarily as a result of the completion of the installation of new SAP computer systems in 1998 and other cost reduction efforts.

     Research and Development Expense. Research and development expense decreased by 25% to E47 million in the first half of 1999 from E63 million in the first half of 1998 principally as a result of the continuing impact of a strategic reorientation of research, according to which most research activity was to be undertaken by the operating businesses themselves instead of by a separate research entity, with more emphasis to be placed on applied research than on basic research. This decision led to lower personnel and overall research and development expense related to Hoechst Research & Technology in the United States, which did not have any activity in the first half of 1999 as compared to E28 million in expense in the first half of 1998. The segments experienced increased costs in the first half of 1999 as compared to the first half of 1998 due to the assumption of some of the research activities previously performed by Hoechst Research & Technology. Research and development expense as a percentage of sales remained flat at 2% for both periods.

     Special Charges. In the first half of 1999, Celanese recorded special charges totaling E205 million, related to the plumbing cases (E128 million), the U.S. antitrust actions relating to the sorbates industry (E38 million), additional restructuring costs associated with the discontinuation of Hoechst Research & Technology in the United States (E10 million), costs associated with the closure of an acetaldehyde facility in France in the Acetyl Products segment (E17 million), severance costs associated with downsizing in both the Acetate Products (E6 million) and Chemical Intermediates (E3 million) segments and other costs relating to the demerger (E3 million).

     In the first half of 1998, Celanese recorded special charges totaling E15 million, primarily related to restructuring costs associated with the discontinuation of Hoechst Research & Technology in the United States (E5 million), and severance costs associated with downsizing in the Acetate Products (E6 million) and Chemical Intermediates (E4 million) segments.

     Over the past few years, Celanese has recorded a total of E76 million in restructuring costs related to the discontinuation of Hoechst Research & Technology in the United States which was completed by June 30, 1999. Annual cost savings from the discontinuation of these activities are estimated to be approximately E34 million. Annual cost savings from the closure of the French acetaldehyde facility and the downsizing in the first half of 1999 in the Acetate Products and Chemical Intermediate segments are estimated to be approximately E12 million.

     Other Operating Income (Expense). Other operating income (expense) decreased to a loss of E11 million in the first half of 1999 from income of E6 million in the first half of 1998. This decrease was primarily because of E10 million lower gains on the disposition of assets primarily related to the sale of facilities in the United States and increased losses on foreign exchange transactions of E7 million.

     OPERATING PROFIT

     Acetyl Products. Operating profit for the Acetyl Products segment declined to an operating loss of E31 million in the first half of 1999 from an operating profit of E67 million in the first half of 1998. This decrease was primarily attributable to the price and volume declines discussed above, compounded by raw material price decreases occurring at a slower rate than decreases in selling prices for this segment's products. These factors were slightly offset in part by cost reduction efforts. The first half of 1999 was negatively affected by a E17 million restructuring charge for the closure of Celanese's acetaldehyde facilities in France and an increase in amortization of goodwill of E10 million resulting from Hoechst acquiring substantially all the minority interest in Grupo Celanese and contributing this interest to Celanese in December 1998.

     Chemical Intermediates. Operating profit for the Chemical Intermediates segment decreased to an operating loss of E4 million in the first half of 1999 from an operating profit of E22 million in the first half of 1998. Severe price declines in 2-ethylhexanol and butanol, as mentioned above, and lesser price declines in other oxo products were only partially offset by a favorable price decline in propylene, the principal raw material used in this segment. In addition, the operating profit in the oxo business line of the Chemical Intermediates segment was negatively affected by an increase in average costs primarily as a result of the difficulties at the Bay City facility discussed above. Acrylates price declines were largely offset by the decline in propylene costs. There was a positive effect on operating profit in acrylates due to the positive effect of full operation of an additional acrylic acid unit in the first half of 1999, which started up late in the first half of 1998.

     Acetate Products. Operating profit for the Acetate Products segment declined by 78% to E11 million in the first half of 1999 from E51 million in the first half of 1998. This decrease was primarily attributable to declines in sales volumes and sales prices discussed above. These factors were offset in part by an aggressive cost reduction program begun in 1996 that has been successful in improving operations and significantly reducing costs. The cost reduction efforts accounted for a significant portion of the period-to-period spending reduction. Operating profit for the Acetate Products segment in 1999 continues to experience the negative effects of the overcapacity in the market, including costs associated with shutdowns of production lines, and the declines in demand for acetate filament in the fashion industry.

     Ticona. Ticona's operating profit declined to an operating loss of E102 million in the first half of 1999 from an operating profit of E35 million in the first half of 1998. This decrease was primarily attributable to the recording of a special charge of E128 million relating to the plumbing cases, discussed under "Business -- Legal Proceedings -- Plumbing Actions". Excluding the effects of this special charge, operating profit decreased by 26% to E26 million in the first half of 1999 from E35 million in the first half of 1998. This decrease is primarily attributable to lower selling prices as discussed above, as raw material pricing remained relatively stable.

     Performance Products. The Performance Products segment experienced an operating loss of E33 million in the first half of 1999 as compared to an operating profit of E15 million in the first half of 1998. The OPP films business and the food ingredients business experienced decreases in operating profit while the operating profit of the separation products business was largely unchanged. The OPP films business recorded a loss of E10 million in the first half of 1999 compared to minimal profit in the first half of 1998. This was mainly a result of lower sales prices and increased expenses, including depreciation, associated with the expansion of the Mexican OPP facility. The food ingredients business recorded an operating loss of E28 million in the first half of 1999 from an operating profit of E11 million in the first half of 1998. This was principally due to a E38 million charge to income recorded in the first half of 1999 relating to U.S. antitrust actions relating to the sorbates industry. Separation products recorded an operating profit of E5 million in the first half of 1999 as compared to E4 million in the first half of 1998. The operating profit in separation products remained relatively flat as the lower sales prices mentioned above were offset by lower overall costs.

     Other Activities. Operating losses of Other Activities increased by 12% to an operating loss of E100 million in the first half of 1999 from an operating loss of E89 million in the first half of 1998. This increase was principally a result of higher losses in other chemicals, the polyester staple and bottle resins business as well as general corporate functions, offset by positive effects associated with the discontinuation of Hoechst Research & Technology in the United States. Other chemicals business had slightly higher operating losses due to lower prices in all businesses as mentioned above. The polyester staple and bottle resins business had higher operating losses due to significantly lower prices. The costs of general corporate functions increased primarily due to higher foreign exchange losses. The positive effect on the operating losses of Other Activities associated with the discontinuation of Hoechst Research & Technology in the United States was due to a reduction in operating losses. See also "Business -- Research and Development."

     EQUITY IN NET EARNINGS OF AFFILIATES

     Equity in net earnings of affiliates increased by 17% to E14 million in the first half of 1999 from E12 million in the first half of 1998. This increase was mainly attributable to increased earnings in Celanese's investments in Targor, a joint venture in which Celanese owns a 50% interest, which was partially offset by a reduction in the earnings of Polyplastics, a joint venture in which Celanese owns a 45% interest, and of InfraServ Hochst, in which Celanese owns a 27% interest.

     INTEREST EXPENSE

     Interest expense decreased by 9% to E60 million in the first half of 1999 from E66 million in the first half of 1998. This decrease was mainly as a result of lower net average debt outstanding during the first half of 1999 compared to the first half of 1998, which was partially offset by an increase in average interest rates.

     INTEREST AND OTHER INCOME, NET

     Interest and other income, net increased by 27% to E42 million in the first half of 1999 from E33 million in the first half of 1998. Interest and other income was mainly generated from interest on loans to Hoechst and affiliates and interest and dividend income earned by Celanese's captive insurance subsidiaries.

     INCOME TAXES

     Income tax expense decreased to E9 million in the first half of 1999 from E65 million in the first half of 1998. The effective tax rate decreased to (3)% in the first half of 1999 from 81% in the first half of 1998. The decrease is mainly attributable to the increase in nondeductible goodwill amortization, the increase in valuation allowances primarily in Germany and the effect of new tax consolidation rules in Mexico.

     MINORITY INTEREST

     Earnings attributable to minority interest decreased to nearly zero in the first half of 1999 from E24 million in the first half of 1998. This decrease was principally attributable to Hoechst acquiring substantially all the remaining interest in Grupo Celanese and contributing this interest to Celanese in December 1998 and to lower earnings at Celanese Canada in which there was a minority interest of approximately 44% as of June 30, 1999.

     In August 1999, Celanese pursuant to a tender offer at E17.41 (CAD 27.25) per share became the owner of 97.7% of the common stock of Celanese Canada, Inc., and through its affiliate exercised the statutory rights to acquire all the remaining shares and on September 3, 1999 became sole owner of all such remaining shares, thereby giving Celanese 100% ownership of Celanese Canada. Celanese Canada had approximately 40.7 million shares outstanding at December 31, 1998.

     Also in September 1999, Celanese sold its 52% interest in Copley Pharmaceuticals Inc. to Teva Pharmaceutical Industries as part of Teva's cash tender offer for Copley.

     Together these two transactions will substantially reduce earnings attributable to minority interest outstanding in future periods.

     NET EARNINGS (LOSS)

     As a result of the factors mentioned above, the net loss of Celanese increased by E263 million to a net loss of E272 million in the first half of 1999 from a net loss of E9 million in the first half of 1998.

1998 COMPARED WITH 1997

     NET SALES

     Acetyl Products. Net sales for the Acetyl Products segment decreased by 14% to E1,518 million in 1998 from E1,757 million in 1997 primarily as a result of price decreases (14%) and volume decreases (1%), which were slightly offset by favorable currency movements (1%). For example, the price of methanol, which was $0.55 per gallon in 1997, declined to $0.35 per gallon in 1998 as excess capacity and the effects of a general decline in demand were felt. Prices for acetic acid, vinyl acetate monomer and many other chemical products also declined significantly. These declining sales reflect the adverse conditions in the global chemical industry, compounded by the depressed market conditions in Asia.

     Chemical Intermediates. Net sales for the Chemical Intermediates segment decreased by 18% to E920 million in 1998 from E1,123 million in 1997. Excluding the positive effect of a one-time license fee of E31 million related to an acrylates project in Germany in 1997, sales decreased by 16%, primarily due to price decreases (16%) and volume decreases (1%) offset by favorable currency movements (1%). The decreases in prices resulted primarily from downward pricing pressure in acrylic acid, butanol and 2-ethylhexanol caused by industry overcapacity and depressed economic conditions in Asia. Volume decreases were not as significant as the price decreases, not only because of the addition of acrylic acid capacity at the Clear Lake, Texas facility but also because of improved volumes in acrylates, which rebounded from production outages in 1997.

     Acetate Products. Net sales for the Acetate Products segment decreased by 16% to E839 million in 1998 from E994 million in 1997 primarily as a result of price decreases (5%) and volume decreases (12%), which were slightly offset by favorable currency movements (1%). Increased competitive pressure resulted in volume losses as well as lower overall pricing in the cellulose acetate tow business. Cellulose acetate filament experienced significantly lower volumes and weaker pricing as a result of the ongoing impact of the depressed market conditions in Asia and declines in the demand for acetate filament from the fashion industry.

     Ticona. Net sales for the Ticona segment increased by 1% to E750 million in 1998 from E742 million in 1997 as favorable currency movements (1%) and increased sales volumes (3%) were offset by price declines (3%). Volume growth was driven by favorable market conditions, including strong growth in automotive sales in continental Europe as well as the development of new applications for Ticona's products. This growth was partially offset by lower demand in the United States, in part the result of the negative impact on orders from suppliers resulting from the strike at General Motors. In the United States and Europe, Ticona lost business in standard grades of polymers as a result of competitive pricing from Asian imports.

     Performance Products. Net sales for the Performance Products segment decreased by 5% to E455 million in 1998 from E479 million in 1997, primarily as a result of decreases in sales for the OPP films business (4%) and the food ingredients business (14%), partially offset by an increase in the separation products business (13%). The 1998 OPP film sales, which represented 66% of sales in this segment, decreased primarily because of lower prices in all product lines resulting from worldwide overcapacity in the OPP films market, which were partially offset by increased volumes resulting from debottlenecking in European facilities and expansion of the Mexican facility. The 1998 food ingredients sales, which represented 23% of total segment sales, decreased primarily because of lower prices in the high intensity sweetener and sorbates product lines. Lower prices in sorbates resulted from worldwide overcapacity and pricing pressure from Chinese competitors, which, together with lower volumes, contributed to lower sales. Lower prices in Sunett(R) were caused by competition from sweetener substitutes and price discounts. The high intensity sweeteners product line experienced significant volume growth in part because of a July 1998 approval by the U.S. Food and Drug Administration for the use of Sunett(R) in beverages and in part as a result of business from new customers in the food industry, particularly in the United States. The 1998 separation products sales, which represented 11% of sales in this segment, increased primarily as a result of higher volumes in flat sheet membranes, which were partially offset by lower prices resulting from competitors' capacity additions.

     Other Activities. Net sales from Other Activities decreased by 2% to E827 million in 1998 compared to E848 million in 1997 as a result of increases in sales in the staple and bottle resins business of Celanese Canada, Copley's generic pharmaceuticals business and an increase in premiums from captive insurance policies with Hoechst (see "Relationships and Third Party
Transactions -- Relationships with Hoechst") which were more than offset by decreases in sales of other chemicals. The 1998 sales of Other Activities comprised other chemicals (55%), the polyester staple and bottle resins business (20%), generic pharmaceuticals (14%), and captive insurance and other ancillary businesses (11%). Other Activities also include the research activities previously conducted by Hoechst Research & Technology in the United States, which have been phased out over the past few years, as well as general corporate functions and several service companies, which do not have significant sales. The increase in sales for Celanese Canada's staple and bottle resins business resulted from the start up of additional production. The increase in premiums by the captive insurance companies resulted from taking on new international Hoechst business. The increase in sales in the generic pharmaceuticals business resulted from increased volumes of existing products along with the introduction of several new products, which more than offset continued price erosion. The decrease in sales in other chemicals resulted from lower volumes and prices primarily attributable to production outages in the phosphorous business line and lower prices in the ethylene oxide/ethylene glycol business due to weaker economic conditions. Net sales of Other Activities do not include sales of Targor, Dyneon, Vinnolit and unconsolidated InfraServ affiliates, which are accounted for under the equity method.

     COST OF SALES AND OTHER OPERATING EXPENSES

     Cost of Sales. Cost of sales decreased by 9%, to E4,169 million in 1998 compared with E4,576 million in 1997. This decrease was principally attributable to reductions in raw material prices, particularly ethylene and propylene, and slight favorability resulting from the liquidation of LIFO reserves, in the Acetyl Products and Chemical Intermediates segments. In addition, the Acetate Products segment experienced lower cost of sales because of lower production volumes and a positive impact resulting from the liquidation of LIFO reserves in addition to a concentrated effort to significantly reduce costs at all production facilities, which was offset by higher cost of sales in the Ticona segment as a result of a temporary shutdown associated with scheduled maintenance at one of its European facilities that was slightly offset by the liquidation of LIFO reserves. In aggregate, Celanese realized benefits to cost of sales of E19 million in 1998 as compared to E2 million in 1997 from the liquidation of LIFO reserves. In Performance Products, cost of sales increased primarily because of increased volumes and increased depreciation expense associated with the expansion of the Mexican facility in the OPP films business line, but was offset partially by lower raw materials costs, as well as increased cost of sales in the separation products business because of higher volumes and higher indirect costs associated with the business which were partially offset by lower cost of sales in the food ingredients business because of lower volumes in sorbates and improved operations in the Sunett(R) product line. In 1997, the Sunett(R) plant was temporarily shut down as part of scheduled maintenance and capacity improvements. Cost of sales in Other Activities increased principally as a result of increased cost of sales in other chemicals, generic pharmaceuticals and captive insurance companies, while cost of sales in the staple and bottle resins business was largely unchanged. Other chemicals had lower cost of sales primarily as a result of lower volumes resulting from the production outage in the phosphorus business compounded by lower raw material and manufacturing costs in the ethylene oxide/ethylene glycol business partially offset by higher costs associated with the chlorine business as well as costs incurred in connection with the writeoff of specialty chemical assets. Higher cost of sales of the captive insurance business resulted from increased business which required higher insurance premiums to reinsurers. Copley had higher cost of sales primarily as a result of increased sales volumes. Cost of sales as a percentage of sales increased to 81% in 1998 from 79% in 1997.

     Selling, General and Administrative Expense. Selling, general and administrative expense decreased by 8% to E600 million in 1998 from E655 million in 1997. Selling, general and administrative expense as a percentage of sales increased to 12% in 1998 from 11% in 1997. Celanese received a settlement in 1998 in connection with a patent infringement lawsuit of E46 million. Selling, general and administrative expense related to Hoechst Research & Technology in the United States in 1998 was significantly less than in 1997, reflecting progress made in winding down the Hoechst Research & Technology activities. After eliminating the effect of the settlement payment and the selling, general and administrative expense associated with the discontinuation of Hoechst Research & Technology in the United States, selling general and administrative expense increased to E641 million in 1998 as compared with E638 million in 1997.

     Research and Development Expense. Research and development expense decreased by 17% to E123 million in 1998 from E149 million in 1997 principally as a result of a strategic reorientation of research. Most research activity was to be undertaken by the business segments themselves instead of by a separate research entity, with more emphasis to be placed on applied research than on basic research. This decision led to lower personnel and overall research and development expense related to Hoechst Research & Technology in the United States, which accounted for the E26 million decline. Research and development expense as a percentage of sales decreased to 2% in 1998 from 3% in 1997.

     Special Charges. In 1998, Celanese recorded special charges totaling E100 million, primarily related to the U.S. antitrust actions related to the sorbates industry (E27 million), discontinuation of Hoechst Research & Technology in the United States (E21 million), the planned shutdown of the former U.S. corporate headquarters (E29 million), costs associated with plant closures in the Acetyl Products segment (E9 million) and other chemicals business (E4 million) and severance costs associated with downsizing in the Acetates Products (E6 million), Performance Products (E3 million) and Chemical Intermediates (E1 million) segments. Annual cost savings from the shutdown of the former U.S. corporate headquarters, the plant closures in the Acetyl Products segment and other chemicals business, and the 1998 downsizing of the Acetate Products, Performance Products and Chemical Intermediates segments are estimated to be approximately E24 million.

     In 1997, Celanese recorded special charges totaling E103 million. As a result of Hoechst's reorientation of basic research, Celanese recorded special charges of E45 million for fixed asset impairment and personnel costs and E43 million resulting from the related impairment of goodwill associated with the discontinuation of Hoechst Research & Technology in the United States. Further special charges related to severance costs associated with the downsizing of the former U.S. corporate headquarters (E8 million) and downsizing in the other chemicals business (E3 million) and an impairment charge related to the investment in Copley (E4 million).

     Other Operating Income (Expense). Other operating income (expense) increased to income of E16 million in 1998 from expense of E11 million in 1997. This increase is primarily because of E20 million higher gains on the disposition of assets primarily related to the sale of idle facilities in the United States and decreased losses on foreign exchange transactions of E7 million.

     OPERATING PROFIT

     Acetyl Products. Operating profit for the Acetyl Products segment declined by 31% to E152 million in 1998 from E221 million in 1997. This decrease was primarily attributable to the price and volume declines discussed above, compounded by raw material price decreases occurring at a slower rate than decreases in selling prices for this segment's products. These factors were offset in part by cost reduction efforts, particularly at U.S. facilities, and a substantial settlement in 1998 of a long-standing suit for patent infringement.

     Chemical Intermediates. Operating profit for the Chemical Intermediates segment decreased by 26% to E54 million from E73 million in 1997. Excluding the positive effect of the receipt in 1997 of a E31 million one-time license fee for an acrylates project in Germany, operating profit actually increased by 29% to E54 million in 1998 from E42 million in 1997, primarily as a result of lower raw material costs, in particular for propylene, which more than offset the effects of price reductions of 16%.

     Acetate Products. Operating profit for the Acetate Products segment declined by 37% to E94 million in 1998 from E149 million in 1997. This decrease was primarily attributable to declines in sales prices and sales volume discussed above. These factors were offset in part by cost reduction efforts, particularly at U.S. plants. Cost reduction efforts accounted for a significant portion of the reduction of the cost of goods sold. Management expects that operating profit for 1999 will continue to experience the negative effects of the overcapacity in the market, including costs associated with shutdowns of production lines, the continuing adverse market conditions in Asia, and the declines in demand for acetate filament in the fashion industry.

     Ticona. Ticona's operating profit declined 7% to E53 million in 1998 from E57 million in 1997. This decrease was primarily attributable to the price declines described above and implementation costs for SAP software that were approximately E11 million higher in 1998 than in 1997. Cost of sales as a percentage of sales increased to 69% in 1998 from 67% in 1997 principally as a result of increased maintenance costs resulting from a temporary shutdown associated with scheduled maintenance at one of Ticona's European facilities. These factors were somewhat offset by the benefits of volume growth and, to a lesser extent, exchange rate effects. Raw material pricing remained relatively stable in 1998. Legal fees in connection with the plumbing litigation were slightly lower as compared with 1997 levels. Please see "Legal Proceedings -- Plumbing Actions."

     Performance Products. The Performance Products segment experienced an operating loss of E7 million in 1998 as compared to an operating profit of E47 million in 1997. The OPP films business and the food ingredients business had sharp decreases in operating profit while the operating profit of the separation products business was largely unchanged. The OPP films business recorded a loss of E2 million in 1998 compared to a E14 million profit in 1997. This was mainly a result of lower sales prices, which were only partially offset by lower raw material costs, as well as restructuring charges in connection with the shutdown of a small production line and higher amortization of goodwill resulting from the acquisition of the outstanding minority interest in Europe in the first quarter of 1998 and increased depreciation expense associated with the expansion of the Mexican facility. The foods ingredients business recorded a loss of E10 million in 1998 from an operating profit of E28 million in 1997. This was a result of lower prices and volumes in the sorbates product lines and lower prices in high intensity sweeteners. In addition, this business line recorded a E27 million special charge to income in 1998 related to U.S. antitrust actions related to the sorbates industry. Separation products recorded an operating profit of E5 million in both 1998 and 1997. The operating profit in separation products remained flat as increased sales volumes were offset by lower prices caused by increased competition as well as by higher overall costs.

     Other Activities. Operating losses of Other Activities decreased by 39% to an operating loss of E163 million in 1998 from an operating loss of E266 million in 1997. In 1998, Other Activities' operating losses were negatively affected by E54 million of special charges, which were associated with general corporate functions (E29 million), the discontinuation of Hoechst Research & Technology in the United States (E21 million), and other chemicals (E4 million). In 1997, Other Activities operating losses were negatively affected by E103 million of special charges, which were associated with general corporate functions (E8 million), Hoechst Research & Technology in the United States (E88 million), an impairment charge related to the investment in Copley (E4 million) and other chemicals (E3 million). Excluding the effects of these special charges, operating losses were lower in Hoechst Research & Technology in the United States and in general corporate functions as a result of an effort to reduce employment levels and higher in the other chemicals business because of lower selling prices and higher operating costs and restructuring charges associated with the chlorine business, as well as costs incurred in connection with the writeoff of specialty chemical assets. Operating profit improved for the polyester staple and bottle resins business primarily because of stronger bottle resin volumes and significantly lower raw material prices. Operating profit for generic pharmaceuticals improved primarily as a result of higher margins achieved through favorable plant utilization and favorable sales mix of higher margin products and cost reduction efforts. See also "Business -- Research and Development."

     EQUITY IN NET EARNINGS OF AFFILIATES

     Equity in net earnings of affiliates increased by 43% to E20 million in 1998 from E14 million in 1997. This change was mainly attributable to increased earnings in Celanese's investments in InfraServ Hochst, InfraServ Gendorf and Vinnolit, which were partially offset by a reduction in earnings of Polyplastics, a joint venture in which Celanese holds a 45% interest, Fortron Industries, a joint venture in which Celanese holds a 50% interest, and Targor, a joint venture in which Celanese owns a 50% interest.

     INTEREST EXPENSE

     Interest expense decreased by 2% to E135 million in 1998 from E138 million in 1997. This decrease was mainly as a result of lower net average debt outstanding during 1998 compared to 1997.

     INTEREST AND OTHER INCOME, NET

     Interest and other income, increased by 2% to E48 million in 1998 from E47 million in 1997. Interest and other income was mainly generated from interest on loans to Hoechst and affiliates and interest income earned by Celanese's captive insurance subsidiaries.

     INCOME TAXES

     Income tax expense increased by 26 % to E117 million in 1998 from E93 million in 1997. The effective tax rate increased from 46% in 1997 to 101% in 1998. The increase is mainly attributable to the nondeductibility of goodwill amortization, the limitation on foreign tax credit utilization, the tax costs of restructuring in the United States and the 1998 losses incurred in Germany for which no benefit was recognized as it was determined that the associated net operating loss carry forwards may not be realized. See Note 10 to the Combined Financial Statements.

     MINORITY INTEREST

     Earnings attributable to minority interest decreased by 33% to E43 million in 1998 from E64 million in 1997. This decrease is principally attributable to lower earnings in Grupo Celanese. In December 1998, Hoechst acquired substantially all the remaining interest in Grupo Celanese and contributed this interest to Celanese.

     NET EARNINGS (LOSS)

     As a result of the factors mentioned above, net earnings (loss) of Celanese decreased by E91 million to a loss of E44 million in 1998 from net earnings of E47 million in 1997.

1997 COMPARED WITH 1996

     NET SALES

     Acetyl Products. Net sales of the Acetyl Products segment increased by 18% to E1,757 million in 1997 from E1,485 million in 1996, principally driven by the effects of favorable currency movements (10%), volume increases (6%) and price increases (2%). The principal effect of currency movements was through the appreciation of the U.S. dollar against the DM. The significant volume change in this segment between 1996 and 1997 related to increased acetyls volume, after the successful start-up of the Singapore vinyl acetate monomer facility in July 1997, and increased acetyl derivatives because of improved utilization of capacity for these products. In both 1997 and 1996, the segment achieved near full capacity utilization even with the new Singapore facility coming on stream in 1997. During 1997, Celanese benefited from increases in the market price of methanol, which was stronger than expected because of temporary supply shortages occasioned by various operational difficulties at competitors' facilities. In addition, Celanese increased prices for vinyl acetate and acetic acid in April 1997, which improved profit margins, slightly offset by weakness in acetic anhydride and acetate esters.

     Chemical Intermediates. Net sales for the Chemical Intermediates segment increased by 24% to E1,123 million in 1997 from E906 million in 1996. Excluding the positive effects of the receipt in 1997 of a one-time license fee of E31 million related to an acrylates project in Germany, sales increased by 21% primarily as a result of volume increases (12%), favorable currency movements (8%), particularly the appreciation of the U.S. dollar against the DM, and price increases (1%). Volume increases were experienced across all business lines, especially in the acrylates and oxo business lines as sales increased because Celanese purchased acrylates from third parties and sold them to customers in order to secure these customers for increased volumes expected from the expansion of the Clear Lake plant. Pricing was higher in the oxo business line resulting from formula driven sales contracts based upon raw material costs, which were partially offset by price decreases in the acrylates business line as industry capacity exceeded demand.

     Acetate Products. Net sales of the Acetate Products segment increased by 11% to E994 million in 1997 from E897 million in 1996, principally driven by the effects of favorable currency movements (15%), partially offset by volume decreases (2%) and price decreases (2%). The principal effect of currency movements was through the appreciation of the U.S. dollar against the DM. The cellulose acetate tow industry experienced a decline in capacity utilization during 1997 as industry expansions pushed industry capacity ahead of demand. Acetate filament volume was lower because of fashion changes in the textile industry.

     Ticona. Net sales for the Ticona segment increased by 12% to E742 million in 1997 from E662 million in 1996. The sales increase was primarily attributable to the effects of favorable currency movements (9%) and to increased sales volumes (5%), partially offset by a decrease in prices (2%). Increased market penetration by competitors in specific markets, such as the electronics industry, held down prices in performance polymers. However, overall sales volume growth was strong, especially in Europe. The strong growth was attributable to improved market conditions in the converting industry, inventory replenishment at customers and continued market development success. Volume growth in North America was in line with the overall market growth.

     Performance Products. Net sales for the Performance Products segment increased by 11% to E479 million in 1997 from E432 million in 1996, primarily because of increases in sales for the OPP films business (5%), the food ingredients business (23%) and the separation products business (25%). The 1997 OPP film sales, which represented 65% of the sales in this segment, increased primarily because of favorable currency movements, particularly the appreciation of the U.S. dollar and British pound sterling against the DM, which were partially offset by lower volumes and prices. The 1997 food ingredients sales, which represented 26% of the sales in this segment, increased primarily from higher volumes in the high intensity sweetener and sorbates product lines. The volume increases were partially offset by decreased prices in the sorbates product line because of the economic crisis in Asia and pricing pressure from new Chinese competitors. The 1997 separation products sales, which represented 9% of the total segment sales, increased primarily as a result of favorable currency movements, particularly the appreciation of the U.S. dollar against the DM, and were partially offset by a decline in prices resulting from competitive pricing pressure.

     Other Activities. Net sales of Other Activities increased by 33% to E848 million in 1997 from E639 million in 1996. In 1997, the net sales of Other Activities were comprised of other chemicals (63%), polyester staple and bottle resins (18%), generic pharmaceuticals (13%) and other ancillary activities (6%). The increase in sales was mainly attributable to a packaging resins unit becoming operational in 1997 compounded by higher prices and volumes in the ethylene oxide/ethylene glycol businesses. Sales improved slightly in generic pharmaceuticals, offset by decreased sales in other chemicals.

     COST OF SALES AND OTHER OPERATING EXPENSES

     Cost of Sales. Cost of sales increased by 19% to E4,576 million in 1997 from E3,861 million in 1996. This increase was principally attributable to the appreciation of the U.S. dollar against the Deutsche Mark in all segments except for the Performance Products segment, the operations of which are predominantly in Germany. In addition to the effect of currency movements, the Acetyl Products and Chemical Intermediate segments' cost of sales increased as a result of increased volumes across most business lines, compounded by increased raw material costs in the acetyl derivatives, acrylates and oxo business lines. In addition to the effect of currency movements, the Acetate Products segment experienced lower sales volumes principally in acetate filament due to increasing substitution by other materials in the fashion industry. In addition to the effect of currency movement, the Ticona segment's cost of sales increased as a result of higher volumes resulting from improved market conditions. In the Performance Products segment, cost of sales increased in the OPP films, food ingredients and separation products businesses. The increase in the OPP films business is primarily a result of an upward movement in raw material prices as well as the impact of the appreciation of the British pound sterling against the DM. In the food ingredients business, despite the temporary shutdown of the Sunett(R) facility in 1997 as part of scheduled maintenance and capacity improvements, cost of sales increased primarily in the high intensity sweeteners business line in 1997 over 1996 as a result of increased sales volumes as inventory was built up in 1996 in anticipation of the temporary shutdown in 1997. Cost of sales in Other Activities increased principally as a result of increased cost of sales in the polyester staple and bottle resins business, the generic pharmaceuticals business, the other chemicals business lines and the captive insurance companies. The increase in the staple and bottle resins business was due primarily to the introduction of additional production lines in late 1996 and early 1997, compounded by exchange rate movements and rising feedstock costs. The increase in cost of sales in the generic pharmaceuticals business and captive insurance companies was due predominantly to exchange rate movements. The increase in other chemicals was principally due to higher cost of sales in the phosphorous and ethylene oxide/ethylene glycol businesses due to higher volumes and higher raw material and manufacturing costs partially offset by lower sales in the chlorine business.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased by 23% to E655 million in 1997 from E531 million in 1996. After eliminating the effects of the selling, general and administrative expense associated with the discontinuation of Hoechst Research and Technology in the United States, selling, general and administrative expense increased by 23% to E638 million in 1997 as compared to E518 million in 1996. The increase is primarily related to currency movements (primarily the U.S. dollar and British pound sterling to the Deutsche Mark), compounded by increased implementation costs associated with financial computer systems as well as additional administrative expenses incurred as some administrative functions were no longer performed by Hoechst at the holding company level, but were performed by the individual businesses.

     Research and Development Expense. Research and development expense increased by 4% to E149 million in 1997 from E143 million in 1996 primarily as a result of the appreciation of the U.S. dollar against the DM. Research and development expense as a percentage of sales remained flat at 3% for both periods.

     Special Charges. In 1997, Celanese recorded special charges totaling E103 million. As a result of Hoechst's reorientation of basic research, Celanese recorded special charges of E45 million for fixed asset impairment and personnel costs and E43 million resulting from the related impairment of goodwill associated with the discontinuation of Hoechst Research & Technology in the United States. Further special charges related to severance costs associated with the downsizing of the former corporate headquarters of Celanese in the United States (E8 million) and downsizing in the other chemicals business (E3 million) and an impairment charge related to the investment in Copley (E4 million). Annual cost savings from the 1997 downsizing of the former U.S. corporate headquarters and the 1997 downsizing in the Other Chemicals business are estimated to be approximately E6 million.

     In 1996, Celanese recorded special charges of E121 million, primarily related to an impairment charge of E115 million associated with Celanese's investment in Copley and E6 million related to a plant closure in the other chemicals business line. Annual cost savings from this plant closure in 1996 is estimated to be approximately E4 million.

     Other Operating Expense. Other operating expense increased to E11 million in 1997 from E9 million in 1996. Losses on dispositions of assets were E2 million in 1997 and E7 million in 1996. These lower losses were offset by increased losses on foreign exchange transactions, which were E9 million in 1997 compared with E2 million in 1996.

     OPERATING PROFIT

     Acetyl Products. Operating profit of the Acetyl Products segment increased by 39% to E221 million in 1997 from E159 million in 1996 primarily as a result of improved profit margins in methanol and acetyls and favorable exchange rate movements discussed above, partially offset by reduced margins in the acetyl derivatives business line as a result of increased raw material costs.

     Chemical Intermediates. Operating profit of the Chemical Intermediates segment decreased by 19% to E73 million in 1997 from E90 million in 1996 primarily as a result of increased information technology expenditures related to software implementation, which were partially offset by a technology license fee received from Dow Chemical related to the acrylates project in eastern Germany. Profit margins were reduced as raw material cost increases exceeded sales price increases because of excess industry capacity, primarily in the acrylates and oxo business lines, and product was purchased from third party producers to meet ongoing market growth.

     Acetate Products. Operating profit of the Acetate Products segment decreased by 7% to E149 million in 1997 from E161 million in 1996 primarily because of lower acetate filament volumes in the second half of 1997 associated with changes in fashion trends as well as increased information technology expenditures associated with new software implementation and expenditures associated with a cost reduction program.

     Ticona. Ticona's operating profit increased by 4% to E57 million in 1997 from E55 million in 1996. This increase was primarily attributable to favorable exchange rate movements and higher volumes, offset in part by price decreases as discussed above. However, these improved margins were partially offset by higher expenses in 1997 related to the plumbing litigation (see "Legal
Proceedings -- Plumbing Actions") and a E5 million increase in costs related to the implementation of new software. Ticona's 1996 operating profit included the positive impact of E4 million in license fees and royalties from Ticona's Japanese affiliate, Polyplastics for the technology and use of the Vectra(R) trademark to manufacture and sell liquid crystal polymers.

     Performance Products. Performance Products' operating profit decreased by 35% to E47 million in 1997 from E72 million in 1996. The OPP films business and the separation products business had sharp declines in operating profit while the operating profit of the food ingredients business was flat. Lower operating profit in the OPP films business line resulted from higher costs associated with the start-up of a new production line in Mexico, which came on stream in late 1997. Lower operating profit in the separation products business line was primarily a result of increased marketing, administrative and research and development costs compounded by a decline in prices.

     Other Activities. Operating losses of Other Activities decreased by 17% to an operating loss of E266 million in 1997 from an operating loss of E321 million in 1996. As noted above, Other Activities operating losses in 1997 were negatively affected by restructuring charges of E56 million, as well as goodwill impairment charges of E43 million related to the discontinuation of Hoechst Research & Technology in the United States and E4 million associated with Celanese's investment in Copley. In 1996, operating losses of Other Activities were negatively affected by a E115 million charge for the impairment of goodwill associated with the investment in Copley and E6 million related to plant closures in the other chemicals business. Excluding the effects of these special charges, operating losses of Other Activities decreased primarily as a result of lower operating losses in other chemicals, polyester staple and bottle resins and Copley, which were partially offset by higher operating losses in Hoechst Research & Technology in the United States and general corporate functions.

     EQUITY IN NET EARNINGS OF AFFILIATES

     Equity in net earnings of affiliates increased to E14 million in 1997 from E3 million in 1996. This change was mainly attributable to Celanese's investments in the unconsolidated InfraServ affiliates, which were formed in 1997, which were partially offset by lower earnings in Polyplastics.

     INTEREST EXPENSE

     Interest expense decreased to E138 million in 1997 from E139 million in 1996. Excluding the effect of the appreciation of the U.S. dollar against the DM, interest expense would have decreased further as Celanese had less net average U.S. dollar denominated debt outstanding during 1997 compared to 1996 and lower average interest rates on all debt during 1997 compared to 1996.

     INTEREST AND OTHER INCOME, NET

     Interest and other income, net increased by 9% to E47 million in 1997 from E43 million in 1996. This increase was primarily attributable to higher interest income on the loans to Hoechst and affiliates and interest income earned by the captive insurance companies.

     INCOME TAXES

     Income taxes decreased by 38% to E93 million in 1997 from E149 million in 1996. The effective tax rate decreased from 121% in 1996 to 46% in 1997. The decrease was mainly attributable to the decrease in goodwill amortization resulting from the impairment charges discussed above and a settlement of open tax years which resulted in a favorable adjustment of E31 million in 1997. See
Note 10 to the Combined Financial Statements.

     MINORITY INTERESTS

     Earnings attributable to minority interest increased by 14% to E64 million in 1997 from E56 million in 1996. This increase is mainly attributable to increased earnings in Celanese Canada and Copley, partially offset by reduced earnings in Grupo Celanese.

     NET EARNINGS (LOSS)

     As a result of the factors mentioned above, Celanese realized net earnings of E47 million in 1997 as compared with a net loss of E82 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES

FIRST HALF 1999 COMPARED WITH FIRST HALF 1998

     NET CASH PROVIDED BY OPERATING ACTIVITIES

     Net cash provided by operating activities decreased to E58 million for the six months ended June 30, 1999 from E91 million for the comparable period in 1998. This decrease is attributable to a decrease in earnings, which is primarily attributable to a E177 million cash effect of special charges.

     NET CASH USED IN INVESTING ACTIVITIES

     Net cash used in investing activities decreased by 29% to E120 million in the first half of 1999 from E170 million in the first half of 1998 primarily due to the following:

          Capital Expenditures. Capital expenditures decreased to E132 million in the first half of 1999 from E162 million in the first half of 1998. The decrease in capital expenditures was primarily attributable to declines in the Chemical Intermediates, Acetate Products, Ticona and Performance Products segments, partially offset by an increase in the Acetyl Products segment. The decrease in capital expenditures of the Chemical Intermediates segment to E22 million in the first half of 1999 from E43 million in the first half of 1998 was principally attributable to higher spending in the first half of 1998 related to the acrylic acid expansion at the Clear Lake, Texas facility. The decrease in capital expenditures of the Acetate Products segment to E17 million in the first half of 1999 from E29 million in the first half of 1998 was primarily due to the completion in 1998 of projects related to environmental, health and safety affairs and cost reduction efforts. The decrease in capital expenditures in the Ticona segment to E19 million in the first half of 1999 from E27 million in the first half of 1998 was primarily due to the delay in the timing of capital spending in 1999. The decrease in capital expenditures in the Performance Products segment to E8 million in the first half of 1999 from E21 million in the first half of 1998 was primarily due to the completion of the Mexican OPP films facility expansion in 1998. The increase in capital expenditures in the Acetyl Products segment to E45 million in the first half of 1999 from E24 million in the first half of 1998 was primarily due to the project costs associated with the acetic acid and acetate esters expansions in Singapore.


     Net Purchases and Sales Proceeds of Assets and Investments. Net purchases and sales proceeds of assets and investments increased to E15 million in net cash provided for the six months ended June 30, 1999 from E4 million net cash used during the six months ended June 30, 1998. The increase is primarily a result of normal investing activities relating to Celanese's portfolio management. Celanese's captive insurance companies maintain a portfolio of marketable securities to cover contract losses. Accordingly, these marketable securities are considered long-term. Celanese's marketable securities portfolio is classified as available for sale.


     NET CASH PROVIDED BY FINANCING ACTIVITIES

     Net cash provided by financing activities increased to E90 million for the first six months of 1999 from E74 million for the same period of 1998. Changes in net cash provided by financing activities primarily relate to changes in short-term borrowings and transactions resulting in positive cash flows with Hoechst.

     For the six-month period ended June 30, 1999, net cash provided by financing activities primarily consisted of E91 million of short-term borrowings with third parties and E40 million of net cash activities with Hoechst. This inflow of cash was partially offset by the repayment of E22 million of long-term borrowings with third parties and E21 million net repayment of financing with Hoechst.

     For the six-month period ended June 30, 1998, net cash provided by financing activities amounted to E74 million. The activity during this interim period included net short-term and long-term borrowings with third parties of E155 million and E39 million, respectively. These borrowings were offset by net payments to Hoechst of E121 million.

1998 COMPARED WITH 1997

     NET CASH PROVIDED BY OPERATING ACTIVITIES

     Net cash provided by operating activities decreased to E355 million in 1998 from E526 million in 1997. Net cash provided by operating activities decreased primarily because of a decrease in earnings from operations of E91 million, as well as by an increase in net third party receivables of E207 million, partially offset by a E112 million increase in accounts payable and accrued liabilities. The fluctuation in net receivables is attributable to a E108 million increase in trade receivables and a E71 million increase in other receivables.

     NET CASH USED IN INVESTING ACTIVITIES

     Net cash used in investing activities decreased 25% to E334 million in 1998 from E443 million in 1997 primarily due to the following:

          Capital Expenditures. Capital expenditures decreased to E373 million in 1998 compared with E408 million in 1997. The decrease in capital expenditures was primarily attributable to declines in the Chemical Intermediates and Performance Products segments and Other Activities, partially offset by increases in the Acetate Products and Ticona segments. The decrease in capital expenditures in the Chemical Intermediates segment to E97 million in 1998 from E120 million in 1997 was principally attributable to higher spending in 1997 related to an acrylic acid expansion at the Clear Lake, Texas facility. The decrease in capital expenditures in the Performance Products segment to E42 million in 1998 from E58 million in 1997 was primarily attributable to higher capital expenditure in 1997 relating to the expansion of the Mexican OPP films facility. The decrease in capital expenditures in Other Activities to E29 million in 1998 from E69 million in 1997 was principally attributable to a E20 million decline in corporate capital expenditures, a E4 million decline in capital expenditures in the other chemicals business and a E5 million decline related to the polyester staple and bottle resins business. In 1997, corporate capital expenditures were affected by costs associated with relocation to new office premises in the United States. The increase in capital expenditures in the Acetate Products segment to E69 million in 1998 from E42 million in 1997 was primarily attributable to environmental health and safety affairs and cost reduction efforts. The increase in capital expenditures in the Ticona segment to E66 million in 1998 from E44 million in 1997 was primarily attributable to the expansion of and improvement in the polyacetal product line. The Acetyl Products segment had capital expenditures of E70 million in 1998 and E75 million in 1997 which include expenditures related to the construction of the vinyl acetate plant in 1997 and of the acetic acid plant in 1998, both of which are located in Singapore.


          Net Purchases and Sales Proceeds of Assets and Investments. Net purchases and sales proceeds of assets and investments increased to E39 million in net cash provided in 1998 from E35 million in net cash used during 1997. The increase is primarily attributable to increased sales of assets compounded by lower net purchases of marketable securities in 1998. Celanese's captive insurance companies maintain a portfolio of marketable securities to cover contract losses. Accordingly, such marketable securities are considered long-term. Celanese's marketable securities portfolio is classified as available for sale.


     NET CASH USED IN FINANCING ACTIVITIES

     Net cash used in financing activities decreased to E40 million in 1998 from E66 million in 1997. Changes in net cash used in financing activities primarily relate to changes in short-term and long-term borrowings and transactions with Hoechst.

     In 1998, net cash used in financing activities of E40 million was a result of payments to reduce debt of E506 million, which were offset by contributions of E328 million received from Hoechst and net proceeds received from both third parties and Hoechst of E98 million.

     In 1997, net cash used in financing activities of E66 million was a result of net payments on third party long term debt of E103 million and net payments on debt to Hoechst of E243 million offset by E78 million of proceeds received from net short-term borrowings and E202 million net contributions with Hoechst.

WORKING CAPITAL

     Celanese's working capital (defined as total current assets minus total current liabilities) decreased to E442 million at June 30, 1999 from E662 million at December 31, 1998. The change in Celanese's working capital was due primarily to an increase in accounts payable and accrued liabilities of E354 million, an increase in short-term borrowings and current installments of long-term debt of E116 million and an increase of E249 million in net third party receivables.

     Celanese's working capital increased to E662 million at December 31, 1998 from E63 million at December 31, 1997. The change in Celanese's working capital was due primarily to an increase in net receivables with Hoechst of E374 million, an increase in net third party receivables of E107 million, an increase of E64 million in current deferred taxes and a decrease of E64 million in short term borrowing and current installments of long-term debt. The decrease in short term borrowings and current installments of long term debt is attributable to the repayment of debt upon its maturity, and the early payment of long-term debt.

SHORT TERM AND LONG TERM BORROWINGS

     Celanese's combined debt, defined as commercial paper, bank loans, term notes, and pollution control and industrial revenue bonds, net of amounts with Hoechst, represents an allocation of Hoechst consolidated debt. Hoechst allocated debt to Celanese based on its assessment of the credit worthiness of Celanese on a stand-alone basis, taking into account estimated future free cash flows. The allocated debt consists of third party debt, some of which will be refinanced by Celanese in connection with the demerger. Based on the current interest rate environment, Celanese expects to incur refinancing costs and other fees during 1999 associated with the refinancing of the third party debt. Debt increased to E1,698 million at June 30, 1999 from E1,515 million at December 31, 1998. The increase is primarily attributable to additional net short term borrowings with third parties of E91 million. Debt decreased to E1,515 million at December 31, 1998 from E1,895 million at December 31, 1997. This decrease in debt was primarily attributable to repayment of long-term debt of E398 million, the payment of commercial paper of E64 million, the payment of the current portion of long-term debt of E57 million, partially offset by a net increase in amounts due to Hoechst of E143 million.

COMBINED EQUITY

     Combined equity represents Celanese's historical equity in the businesses and activities which were combined to form Celanese. See Note 4 to the Combined Financial Statements. At June 30, 1999 combined equity amounted to E2,657 million, compared to E2,736 million at December 31, 1998. The decrease was primarily attributable to the net loss for the six months ended June 30, 1999 of E272 million which was partially offset by the increase resulting from net transfers from Hoechst of E14 million and by the positive impact of foreign currency translations of E188 million. On the basis of the Combined Financial Statements, at December 31, 1998, combined equity amounted to E2,736 million, compared to E1,250 million at December 31, 1997. This increase was due principally to a positive impact of E1,617 million resulting from net transactions with Hoechst, partially offset by the net loss for 1998 of E44 million. The Hoechst transactions principally included the contribution of the Grupo Celanese S.A. minority interest which was not already owned by Celanese of E643 million, the contribution of Hoechst receivables of E384 million, the transfer of other businesses from Celanese to Hoechst of E350 million and the recognition of a deferred tax asset in connection with the contribution of Hoechst's investment in Dyneon of E109 million.

FUTURE CAPITAL EXPENDITURES

     Celanese had capital expenditures equivalent to approximately .76 times depreciation and amortization in the first six months of 1999, 1.06 times depreciation and amortization in 1998, and 1.25 times depreciation and amortization in 1997. Celanese expects that its level of capital expenditures in the last six months of 1999 will be similar to that in the first six months. For the next few years, Celanese expects its total annual capital expenditures to be less than its total annual depreciation and amortization expense.

OUTLOOK

     Celanese's results of operations for the first six months of 1999 have been adversely affected by difficult market conditions in the chemicals industry as well as by special charges, principally relating to restructuring and litigation, which totaled E205 million in the first six months of 1999. Celanese expects difficult market conditions to persist in the second half of 1999. Also, Celanese may incur further significant special charges relating to litigation, business restructuring and the disposal of some businesses.


     Celanese has entered into discussions with a potential buyer for its chlorine and chlorine derivatives business lines, and under the proposed terms of the agreement currently being negotiated would expect to record a loss in the second half of 1999 of between E80 million and E90 million related to the disposition of these business lines. However, Celanese is also internally considering other options for these business lines. Celanese completed the sale of its 52% interest in Copley in September 1999 and expects to dispose of several other businesses and activities in the second half of 1999, notably substantially all of its separation products business. On September 23, 1999 Celanese entered into a letter of intent to sell its ethylene oxide and ethylene glycol businesses to Old World Industries Inc., from which a gain is expected but can not be determined at this time since the sale is subject to further negotiations. Celanese expects to record gains for financial reporting purposes on these sales, but these gains are not expected to offset fully the loss associated with the proposed sale of the chlorine and chlorine derivatives business lines. Other possible dispositions during the second half of 1999, such as the proposed sale of Celanese Canada's polyester staple and bottle resins businesses, are also being negotiated, and it is premature at this stage to estimate the amount of gain or loss to be associated with these sales, but Celanese does not currently expect any material gain or loss to be realized on such sales. All these transactions are subject to the completion of negotiations and the satisfaction of conditions, and no assurance can be given that any of these transactions will be completed on the terms currently contemplated.

     In addition, Celanese is developing plans to reduce its workforce by 1,000 by the end of the year 2000, and Celanese expects to record some special charges in connection with this workforce reduction before the end of 1999, the extent of which are presently not quantifiable. Celanese also expects to incur special charges in connection with prepayment penalties and other costs associated with the refinancing of its indebtedness as well as other costs related to the demerger of between E70 million and E80 million in the second half of 1999. Based on the current refinancing commitments, Celanese believes that the costs of refinancing its debt will be recovered to some extent in future periods through lower costs of financing in the second half of 1999.

     As a result of the current difficult market conditions in the chemicals industry, the anticipated net loss associated with the dispositions contemplated for the second half of 1999 and special charges associated with the reduction of Celanese's workforce, the refinancing of Celanese's indebtedness and other costs related to the demerger, Celanese expects that it will incur significant operating losses in the second half of 1999.

ENVIRONMENTAL MATTERS

     In 1998, combined worldwide expenditures, including expenditures for third party and divested sites, for compliance with environmental regulations and internal company initiatives totaled E139 million of which E33 million was for capital projects. In 1999, total annual environmental expenditures are expected to be approximately E126 million of which E22 million is for capital projects. In 2000, total annual environmental expenditures are expected to be approximately E120 million, of which E20 million is for capital projects. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditure beyond 2000, management believes that the current spending trends will continue.

     The total environmental costs charged to operations for remediation efforts amounted to E94 million in 1998, E45 million in 1997, and E33 million in 1996. The E94 million recorded in 1998 is net of E56 million, as a result of discounting future outlays for fixed period remediation projects using a 6% discount rate.

MARKET RISK

     The information provided below contains forward-looking statements that involve inherent risks and uncertainties, principally with respect to unanticipated changes in foreign exchange or interest rates and changes in the level of Celanese's exposure to such market risks. Actual results may differ from those set forth in these forward looking statements.

     DERIVATIVE FINANCIAL INSTRUMENTS

     Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to currency exchange rates and interest rates. Celanese has had in place, for many years, policies of hedging against changes in foreign exchange rates and interest rates.

     FOREIGN EXCHANGE RISK MANAGEMENT

     Prior to January 1, 1999, Celanese's functional currency was the DM, but since the adoption of the euro by Germany and the other euro zone countries on that date, Celanese's functional currency has been the euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, Japanese yen, and British pound sterling as the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for firm fixed commitments and anticipated transactions. The terms of these contracts are generally under one year. Celanese will have a centralized hedging strategy in which foreign currency denominated receivables or liabilities booked by the operating entities will be hedged on a consolidated basis.


     INTEREST RATE RISK MANAGEMENT

     Celanese is primarily exposed to changes in interest rates for debt instruments, primarily denominated in the U.S. dollar. To manage Celanese's risks, Celanese enters into interest rate swap and cap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt portfolio. Celanese uses interest rate swaps and caps for hedging purposes only. The maturity of the swaps varies depending on the underlying debt portfolio.

     See "Quantitative and Qualitative Disclosures about Market Risk" below.

YEAR 2000

     The "Year 2000" or Y2K issue is a date related problem programmed into many computer software systems and hardware components. Simply stated, computer programmers frequently coded calendar years by their last two digits to conserve memory space. Computer hardware and software may experience problems near the end of and beyond the year 1999 as the year code changes from "99" to "00." The logic of many computer systems assumes that the first two digits of a calendar year are "19." As a result, it is not clear how computers will interpret the year code change. If remedial actions are not taken, computer systems may transfer information incorrectly, perform incorrectly or may cease to function altogether. The prevalence of computers and embedded technology in virtually all businesses means that Celanese also relies heavily on the Year 2000 preparation of its principal suppliers, customers and other third parties with whom Celanese has relationships.

     In order to determine whether the computer applications critical to Celanese's operations would be Year 2000 compliant, Celanese followed an approach which matches the devolution of operational responsibility to the individual companies belonging to Celanese. Under this approach, each company assumed responsibility for the evaluation and remediation process of its computer systems for Year 2000 compliance. The major companies of Celanese adopted similar structures and processes to identify and deal with their Year 2000 issues. In most of the countries of operation, project teams were established whose activities are overseen and coordinated by global project offices and steering committees.

     CELANESE'S Y2K REMEDIAL AND COMPLIANCE PROGRAM

     Celanese's Y2K remedial and compliance program is aimed at the following four main categories of electronic components that may be affected by Y2K problems:

     - The first category includes Celanese's information technology or IT computer systems, i.e., business operating systems software and hardware and applications for personal computers;

     - The second category includes production process control systems, i.e., all manufacturing control systems, including systems with embedded components and supporting laboratory equipment;

     - The third category consists of the infrastructure systems, i.e., communications, security, elevators, and similar systems; and

     - The fourth category includes customer, supplier and other third party interfaces, i.e., systems used for interaction with third parties that are necessary to perform an integrated business.

     Also, the Celanese companies have individually categorized their Y2K efforts into phases, which, while not identical, comprise the following components:

     - Compiling inventories of computer applications and devices that use or process date information. These inventories cover information technology computer systems, production process control systems and infrastructure systems;

     - Evaluating the business risk of all applications that could cause major disruptions due to Y2K failures, to allow critical processes to be identified and remedial resources allocated accordingly;

     - Assessing computer applications for date processing deficiencies and related implications;

     - Remediation of non-compliant applications by repair, replacement or upgrading;

     - Testing to determine or verify compliance status;

     - Identifying key customer, supplier and other third party interfaces to assess their Y2K readiness; and

     - Contingency planning.

     The Celanese companies have completed their inventories of IT computer, production process and control, and infrastructure systems and applications and have assigned priorities for the assessment, remediation and testing of their IT and non-IT systems and applications. Compliance testing was completed and confirmations were obtained from some computer software and hardware vendors regarding the Y2K compliance of systems and applications. The repair or replacement of material items that are determined not to be compliant is being dealt with in different ways, depending on the nature of each company's project plan and information technology computer, production process and control, and infrastructure systems. In some cases, remediation has been or is in the course of being effected by the installation of Y2K compliant computer systems. Celanese's companies completed all remediation of the systems that were determined to be non-compliant.

     In some cases, specific Y2K compliance issues, mostly in connection with embedded chips and highly specialized software, have been identified that are not expected to be remedied before October 1999. Celanese believes that it will resolve its internal Y2K compliance issues in a timely manner and that it will not incur costs in doing so that are material to Celanese's business and financial results. However, no assurance can be given that Celanese will not uncover additional Y2K compliance problems.

     Celanese's businesses are communicating with their critical suppliers, customers and other key business partners to review with them their plans and progress in addressing the Y2K problem. Integration tests and audits, where deemed to be essential, have either been completed or are in their final stages of completion. Additionally, Celanese's companies have programs in place to obtain written confirmation from some suppliers confirming that they are conducting reasonable investigations as to their Y2K compliance.

     By virtue of the unprecedented scope and complexity of the Y2K issue, it is impossible to predict, with any degree of certainty, how the year code change from "99" to "00" will affect computerized information systems generally and those of Celanese in particular. Should a material Y2K problem not be remedied, either by Celanese or any of its significant business partners, the consequences could be material to the business and financial results of Celanese. For example, it is possible that Y2K problems could cause disruptions to Celanese's manufacturing activities resulting in products not being available or not meeting the required quality standards. Additionally, the failure of computer operated or monitored manufacturing processes may lead to unplanned production shutdowns with safety or environmental consequences. Generally, the failure to correct a material Y2K problem may lead to an interruption in or failure of normal business data processing activities. Should critical suppliers of resources (such as raw materials, utilities and the like), customers or other third parties with whom Celanese has significant business relationships experience Y2K problems, their problems could cause material adverse effects on Celanese's business and financial results.

     Celanese's companies all have identified the systems and applications they believe to be critical to their businesses. Contingency plans are being developed to mitigate the possible effects of Y2K failures in critical business processes or in the event of Y2K failures of third parties important to the business of Celanese's companies. The plans may include the temporary cessation of manufacturing activities or their transfer to functional sites; arranging availability of alternative suppliers of essential resources and utilities; manually performing production activities and data handling, and stockpiling of critical raw materials and products. These measures will be supported by the contingency and emergency procedures that are in place at all of Celanese's manufacturing operations. In the event of significant problems experienced by Celanese's major supplier or customers, there is little that can be done to minimize the effects on the business of Celanese. Notwithstanding the preparation of contingency plans, there can be no assurance that the implementation of such plans will be successful in addressing all problems that may arise from Y2K phenomena. Management believes that the measures it has taken in anticipation of this event have notably reduced the level of uncertainty inherent in dealing with a contingency of this magnitude. However, there can be no assurance that all risks intrinsic to this type of uncertainty will have been identified and, if identified, will completely have been remedied by the measures that Celanese is implementing.

     The total costs of Celanese's Y2K compliance programs are currently estimated to be in the order of E32 million. The total amount expended on these programs through December 31, 1998 was approximately E13 million. These costs include the direct costs incurred or currently expected to be incurred for all consolidated entities, including the internal costs of personnel dedicated to the Y2K programs, and are funded from operating cash flows. These costs do not include internal costs of personnel who monitor Celanese's programs but who are not dedicated entirely to achieving Y2K compliance. No projects material to Celanese's business or its financial results have been deferred or delayed as a result of the Y2K compliance programs.

INTRODUCTION OF THE EURO


     On January 1, 1999, the euro became a currency in its own right. Until January 1, 2002, the euro can only be used as transaction currency but there will be no euro bills. Beginning on January 1, 2002, the euro will be the official currency of all euro zone countries. There will be a transition period ending July 1, 2002 during which the local currencies of participating countries may still be used alongside the euro. For a more detailed description of the euro, see "Exchange Rate Information."


     In June 1997, an internal task force began coordinating the preparations for the euro. In 1998, project organizations in all companies demerged to Celanese adapted their business systems in order to start with euro-denominated transactions as of January 1, 1999. This has given them the flexibility to conduct all business transactions with customers, suppliers and other business partners in euro if desired. Beginning January 1, 1999, Celanese has adopted the euro as the currency in which it presents its financial statements.

     Every Celanese company has examined the risks of the euro for its businesses and markets. Celanese does not expect the euro to lead to short-term changes in business-specific cost structures or its market positions, although Celanese believes that the euro may contribute to the ongoing convergence of prices in Europe over the longer term.

     Celanese does not expect its exposure to currency risk to change materially as a result of the introduction of the euro. The impact of exchange rate changes of a non-euro currency such as the U.S.$, the British pound sterling or the Japanese yen versus the euro will continue to depend on the actual exposure at the time of the risk assessment.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following tables present information regarding Celanese's use of derivative financial instruments, and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Market Risk" and Notes 2(d) and 18 to the Combined Financial Statements.

INTEREST RATE RISK MANAGEMENT

     The following tables provide information about Celanese's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of December 31, 1998. For Celanese's fixed rate and variable rate debt, the tables present principal amounts at the December 31, 1998 exchange rates and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on implied zero coupon rates in the yield curve. For interest rate swaps and options, the tables present notional amounts and weighted average interest rates or strike rates by expected maturity date. Weighted average variable rates are based on the implied forward rates at December 31, 1998. The information is presented in equivalents to the euro, which is Celanese's reporting currency. The instruments' actual cash flows are denominated in U.S.$, Deutsche Mark, British pound sterling or GBP, and Mexican peso or MXN.

                     INTEREST RATE RISK MANAGEMENT -- DEBT
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                             AVERAGE INTEREST RATE
                               DECEMBER 31, 1998

                                                                                               FAIR VALUE
                                                                                              DECEMBER 31,
                                    1999    2000   2001   2002   2003   THEREAFTER   TOTAL        1998
                                    -----   ----   ----   ----   ----   ----------   ------   ------------
                                                     (IN E MILLIONS, EXCEPT PERCENTAGES)
                                    ----------------------------------------------------------------------
DEBT, INCLUDING CURRENT PORTION
Fixed rate (U.S.$)................     15    15     74     148    14        536         802         915
Average interest rate.............    6.9%  6.9%   6.9%    6.9%  6.6%       6.6%          -           -
Variable rate (U.S.$).............    139    86    129      86     -          7         447         448
Average interest rate.............    5.1%  4.9%   5.1%    5.2%    -        5.3%          -           -

Fixed rate (DM)...................      -     -      -       -     -          -           -           -
Average interest rate.............      -     -      -       -     -          -           -           -
Variable rate (DM)................    140     -      -       -     -          -         140         140
Average interest rate.............    3.2%    -      -       -     -          -           -           -

Fixed rate (GBP)..................      -     -      -       -     -          -           -           -
Average interest rate.............      -     -      -       -     -          -           -           -
Variable rate (GBP)...............     44     -      -       -     -          -          44          44
Average interest rate.............    6.3%    -      -       -     -          -           -           -

Fixed rate (MXN)..................      -     -      -       -     -          -           -           -
Average interest rate.............      -     -      -       -     -          -           -           -
Variable rate (MXN)...............     44     -      -       -     -          -          44          44
Average interest rate.............   39.9%    -      -       -     -          -           -           -

Other currencies..................     51     1      1       1     1          6          61          61
Amounts to be settled with
  Hoechst.........................      -     -      -       -     -        (23)        (23)        (23)

TOTAL.............................    433   102    204     235    15        526       1,515       1,629

Other currencies in which Celanese has issued debt are primarily the Dutch guilder and the Belgian franc, both of which are euro zone currencies and accordingly have fixed exchange rates with the euro.

                     INTEREST RATE RISK MANAGEMENT -- SWAPS
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
               AVERAGE INTEREST (SWAP) RATE / OPTION STRIKE PRICE
                               DECEMBER 31, 1998

                                                                                                 FAIR VALUE
                                                                                                DECEMBER 31,
                                 1999   2000   2001   2002   2003   2004   THEREAFTER   TOTAL       1998
                                 ----   ----   ----   ----   ----   ----   ----------   -----   ------------
                                                     (IN E MILLIONS, EXCEPT PERCENTAGES)
                                 ---------------------------------------------------------------------------
INTEREST RATE SWAPS:
U.S. dollar
Payer swap (variable to
  fixed).......................    -    257    274    257     -      26        85        898        (27)
Average pay rate (fixed).......    -    6.1%   6.4%   6.3%    -     5.7%      6.0%         -          -
Average receive rate
  (variable)...................    -    4.9%   5.1%   5.2%    -     5.3%      5.3%         -          -

DM
Receiver swap (fixed to
  variable)....................   23     15      -      -     -       -         -         38          1
Average receive rate (fixed)...  4.6%   4.3%     -      -     -       -         -          -          -
Average pay rate (variable)....  3.3%   3.3%     -      -     -       -         -          -          -

FOREIGN EXCHANGE RISK MANAGEMENT

     The table below provides information about Celanese's significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates as of December 31, 1998. For forward foreign currency exchange agreements related to debt management and sale and purchase transactions denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign currency exchange rates. The foreign currency forward contracts entered into by Celanese have a term of less than one year. Celanese had E273 million notional amount of foreign currency forward contracts outstanding in various currencies at December 31, 1998. For foreign currency options, the table presents the contract amounts and the average foreign currency option strike prices.

                                                                        AVERAGE
                                                                      CONTRACTUAL
                                                   CONTRACT AMOUNT      FORWARD         FAIR VALUE
                 CURRENCY PAIRS                      BUY (SELL)      EXCHANGE RATE   DECEMBER 31, 1998
                 --------------                    ---------------   -------------   -----------------
                                                               (IN E MILLIONS, EXCEPT FOR
                                                       AVERAGE CONTRACTUAL FORWARD EXCHANGE RATE)
                                                   ---------------------------------------------------
FOREIGN CURRENCY FORWARD CONTRACTS
DM
U.S. dollar......................................        59.6           1.6693              0.10
U.S. dollar......................................       (76.2)          1.6520             (0.62)
Japanese yen.....................................        (4.9)          1.4100             (0.18)
Italian lira.....................................        45.2           1.0100             (0.01)
British pound....................................        (4.9)          2.8145              0.06
Swedish krona....................................        (0.3)          0.2060              0.00

U.S. DOLLAR
British pound....................................         0.5           1.6571              0.00
Mexican peso.....................................       (81.2)          8.6000              0.00

     There were no currency options outstanding at December 31, 1998.

     As a result of the introduction of the euro, outstanding currency derivatives between currencies of the euro zone countries that have adopted the euro as their common currency are risk neutral as of January 1, 1999.

                                    CELANESE

     Celanese traces its roots in the United States to 1918 when The American Cellulose & Chemical Manufacturing Company was founded by two Swiss brothers, Drs. Camille and Henry Dreyfus, to produce acetate fibers for fabrics used in linings, apparel and home furnishings.

     Following the successful start-up of this company, Celanese expanded its operations in the United States. In the mid-1940s, Celanese commenced operation of facilities for the production of basic chemicals and chemical intermediates. In the 1950s, Celanese became a supplier of acetate tow.

     In the 1960s, Celanese further expanded the scope of its activities. Celanese started production of non-cellulosic fibers, such as polyester and nylon, and developed and commercialized acetyl copolymer resin technology.

     Since the mid-1940s, Celanese constructed and acquired significant production and research facilities in North America and abroad and also entered into a number of joint ventures in North America, Europe and the Far East with other acetates, basic chemicals and plastics producers. In particular, in the technical polymers area, Celanese entered into two joint ventures, one with Hoechst, which was named Ticona, and another with the Japanese company Daicel, named Polyplastics, to manufacture and market acetyl copolymer resins based on Celanese licensed technology.

     In 1987 Hoechst acquired Celanese Corporation. Following the acquisition, Hoechst proceeded to integrate its complementary chemicals and technical polymers operations with the businesses of Celanese, establishing a combined basic chemicals, acetates and technical polymers business of global scale.

     In 1994, Hoechst embarked on a comprehensive review and re-evaluation of its strategic goals. Hoechst decided to concentrate on life sciences and to transfer operational responsibility for the different businesses to the management of legally separate companies. As a result of this process, Hoechst's basic chemicals and acetates businesses were combined and were reported by Hoechst under its Celanese segment and Hoechst's technical polymers businesses were combined and were reported by Hoechst under its Ticona segment.

     In implementing the strategy to realign and to change the focus of its business, Hoechst has been restructuring and divesting many of its activities in the industrial sector. As part of this process, Hoechst shareholders, at an extraordinary general meeting on July 15 and 16, 1999, approved the demerger to Celanese AG of the basic chemicals, acetates and technical polymer businesses, that were reported by Hoechst in its Celanese and Ticona segments, as well as the other businesses and activities described in this prospectus.

                                    BUSINESS

INTRODUCTION


     Celanese is a leading global industrial chemicals company with strong competitive positions in its major products and production technologies. Celanese's headquarters is currently located in Frankfurt am Main, Germany but is expected to be relocated to Kronberg/Taunus, Germany in the near future. A majority of its operations are in North America. Celanese also has facilities in Europe, Asia and South America and operates through joint ventures in China, Japan and Saudi Arabia. For the year ended December 31, 1998, Celanese had net sales of approximately E5,159 million, operating profit of approximately E183 million and, at year end, had approximately 17,500 employees worldwide. For the first six months of 1999, Celanese had net sales of E2,366 million and an operating loss of E259 million.


     Celanese's leadership position is based on two key attributes:

     Significant Market Shares. Significant market shares in its core products, based on its share of total global production capacity, including in acetic acid, vinyl acetate monomer, acetate filament, acetate tow, acrylates, polyacetal resins, liquid crystal polymers, oriented polypropylene films, artificial sweeteners and sorbates.

     Competitive Cost Structures. Competitive cost structures in its core products, based on economies of scale, vertical integration between many product lines, technical know-how acquired through years of operation and advanced technologies acquired through its own research and development activities as well as under license.

     Celanese's business principally involves the upgrading of chemical raw materials such as natural gas, ethylene, propylene and ammonia, and natural products, including woodpulp or "cellulose," into higher value chemicals and chemical-based products. Celanese believes it is one of the most efficient chemical producers in the industry because of its leading technologies and significant economies of scale. According to industry sources, Celanese was the world's largest producer in 1997 of acetic acid, vinyl acetate monomer and acetate filament and the largest producer of methanol in North America. Celanese is also one of the world's leading producers of acetate tow, including production by its joint ventures in China. Celanese's Ticona business segment, together with its 45%-owned affiliate Polyplastics, is one of the leading participants in the global technical polymers business. Celanese has a stable customer base comprised principally of large industrial companies. In 1998, sales to the 10 largest customers of Celanese accounted for less than 20% of its total sales and the single largest customer of Celanese represented less than 5% of total sales.

SEGMENT OVERVIEW

     Celanese is an integrated company that operates through five principal business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Ticona and Performance Products.

     The following chart sets forth for each of Celanese's five business segments, the percentage of Celanese's 1998 total net sales to external customers sold by those segments; the segments' 1998 net sales to external customers and operating profit (each expressed in millions of euro); and the segments' major products. As indicated in the chart below, in addition to these segments, Celanese is engaged in various Other Activities, including other businesses as well as procurement and service activities.

                                   PERFORMANCE            OTHER                                                     CHEMICAL
ACETYL CHAIN PRODUCTS               PRODUCTS           ACTIVITIES            TICONA         ACETATE PRODUCTS      INTERMEDIATES
---------------------              -----------         ----------            ------         ----------------      -------------
28%                                      9%                16%                15%                  16%                16%

     In general, the basic chemicals businesses in the Acetyl Products and Chemical Intermediates segments are highly capital intensive, using well-established technologies. In these commodity businesses, raw material costs have virtually an immediate effect on results of operations. Efficient production and facility utilization are critical to success. The principal customers for basic chemicals tend to be large specialty chemical and other chemical companies. Competitive pricing, service to customers and reliability of supply are critical components of the marketing strategy for the basic chemicals businesses. Textile and cigarette producers are the principal customers for the Acetate Products segment. Application and market development in textiles, reliability of supply, product improvements and cost reductions are critical components of the Acetate Products business strategy.

     Ticona, the technical polymers segment, manufactures and markets value-added technical polymers specifically designed for the needs of its customers. Demand for Ticona's products principally depends on its ability to develop new innovative products and applications as well as on the business cycles of its major customers in the electronics and automotive industries.

     The Acetyl Products, Chemical Intermediates, Acetate Products and Ticona segments are linked through an integrated value chain. In the acetyl chain, Celanese purchases natural gas and produces methanol, the key raw material required to produce acetic acid. Acetic acid is the key raw material in the production of vinyl acetate monomer, acetic anhydride and acetate esters. Acetic anhydride is used to produce cellulose acetate tow and filament. Methanol is also used to produce formaldehyde, a key raw material for the polyols produced by the Acetyl Products segment and the polyacetal resins produced by the Ticona segment. Similarly, in oxo products, Celanese supplies key raw materials for acetate esters, acrylate esters, polyols and alkylamines.

     The following flow chart is a simplified graphic representation of the Celanese integrated value chain.

     The Performance Products segment consists of the oriented polypropylene, or OPP, films business, the food ingredients business, which consists of food protection ingredients and Sunett(R), a high intensity sweetener, and the separation products business, which manufactures membranes for technical products. The products of this segment are mainly used in packaging, food and batteries. Key success factors in this segment are efficient production technology, especially in OPP films, customer orientation and technology innovation. The Performance Products businesses are characterized by relatively stable demand and customer bases.

STRATEGY

     Celanese's management has identified the following five key strategies for continuing growth and increasing value for Celanese's shareholders:

     Strengthen Celanese's established global presence. Celanese operates facilities throughout the Americas, Europe and Asia. Celanese intends to leverage its existing local infrastructure and expertise to expand in growth markets. Examples of this strategy in action include:

     - Celanese, through its Chinese joint ventures in the Acetate Products segment, has established a major manufacturing presence in China. Celanese believes this presence and its resulting relationships may extend Celanese's ability to pursue other opportunities in China.

     - In 1997, Celanese commenced production at its new vinyl acetate monomer facility in Singapore, establishing Celanese as a local low cost supplier of Acetyl Products in Asian markets, which are expected to grow significantly in the long term. Celanese is constructing an acetic acid and acetate esters facility at the same site in Singapore, which is scheduled to commence production in 2000. The new facility will supply the vinyl acetate monomer facility with its requirements for acetic acid and will also produce acetic acid for sale to third party customers.


     - In 1997, pursuant to a plant management contract, Celanese agreed to produce acrylic acid and esters in a production facility owned by Dow Chemical at a site in Saxony, Germany. Celanese will have a 50% interest in the offtake of this plant, which is scheduled to be completed by the end of 1999. Through this project Celanese expects to take advantage of growth in demand for acrylates in the European market, including Eastern Europe.


     Enhance leading production and engineering technology positions. Celanese holds leading production and technology positions in core products such as acetic acid, vinyl acetate monomer, acrylic acid, as well as for a number of performance polymers. Celanese will leverage this existing expertise in achieving its strategic growth goals. Examples of this strategy in action include:

     - The facility for the manufacture of modern metallocene catalyst based cycloolefin copolymers that Celanese is building in Germany will be the first commercial facility for these products and will expand Ticona's product range into new applications in barrier films, medical packaging and toner products.

     - Celanese believes its acetic acid facility at Clear Lake, Texas is one of the lowest cost acetic acid plants in the world. The acetic acid facility which Celanese is building in Singapore will utilize the same low-cost acid optimization technology.

     - Celanese's acrylic acid know-how and licensed technology was a critical factor enabling Celanese to participate in the new acrylic acid project with Dow Chemical in eastern Germany.

     - Celanese recently entered into an exclusive agreement with Symyx for research and development of novel catalysts in the field of oxidation of hydrocarbons.

     Generate value-added solutions for customers. Celanese's Ticona segment is adept at developing new products that solve existing customer problems. Examples of this strategy in action include:

     - Ticona, in collaboration with a leading automotive manufacturer, developed the technology for injection molding of very large surfaces and structural body panels. This breakthrough in design, materials and mold processing reduces the assembly time, weight and material cost in car body manufacturing.

     - Ticona has worked with a pharmaceutical company, a molder and a medical device manufacturer to develop a dispensing inhaler for a new medication which places extremely high demands on the materials and their mechanical precision for delivering precise dosages.

     Achieve cost efficiencies through rationalization. Celanese is implementing or intends to implement, in each of its businesses, programs designed to:

     - Reduce global manufacturing costs;

     - Reduce selling, general and administrative costs;

     - Reduce purchasing costs; and

     - Optimize its chemical supply chain.

     For example, Celanese's Acetate Products segment initiated a "renewal" program at one site in late 1996 and has since expanded the program to all sites. "Renewal" is aimed at reducing overall manufacturing costs, improving plant flexibility, reducing manufacturing cycle time and improving product uniformity. Key aspects include improved process control, reduced process interruptions, simplification of work flows and organizational structures and relocation of production to the most efficient sites.

     Optimize Celanese's portfolio. Acquisitions, divestitures and joint ventures will be an integral component of managing Celanese's asset base to increase shareholder value. Celanese has identified several assets for divestiture, including Celgard and its Inorganics business line. Additional assets may be divested as Celanese continues to monitor its business portfolio. The chemical industry is in the midst of a restructuring wave of mergers, acquisitions, joint ventures and alliances. Celanese intends to be an active participant in this restructuring, whether through acquisitions, joint ventures or alliances. Celanese participation in any such projects will be based upon an assessment of project returns against cost of capital and the length of pay-back periods.

ACETYL PRODUCTS

     The Acetyl Products segment consists of three business lines: Methyls, Acetyls and Acetyl Derivatives. All business lines in this segment market their products under the "Celanese" tradename. The following table lists key Acetyl Products and their major markets.

KEY ACETYL PRODUCTS                                                      MAJOR MARKETS
Methanol                                                  Formaldehyde, Acetic Acid and Methyl
                                                          Tertiary Butyl Ether or MTBE, a gasoline
                                                          additive
Acetic Acid                                               Vinyl Acetate Monomer, Acetic Anhydride and
                                                          Purified Terephthalic Acid or PTA, an
                                                          intermediate used in the production of
                                                          polyester resins, films and fibers
Vinyl Acetate Monomer                                     Paints, Adhesives, Paper Coatings, Films
                                                          and Textiles
Acetic Anhydride                                          Cellulose Acetate and Pharmaceuticals
Acetate Esters                                            Coatings, Inks

Business Lines

     Methyls.  The Methyls business line produces:

     - Methanol, a basic chemical building block used in the production of a variety of chemical intermediates;
     - Formaldehyde, a methanol derivative primarily used to produce adhesive resins for plywood, particle board, polyacetal engineering resins and a compound used in making polyurethane;
     - Paraformaldehyde, a solid form of formaldehyde used to make glyphosate herbicides and in coating applications;
     - Formcel(R), a water-free formaldehyde solution used in the production of linking agents for coatings; and
     - Polyol products such as pentaerythritol, used, for example, in coatings and synthetic lubricants; trimethylolpropane, used, for example, in synthetic lubricants; neopentyl glycol, used, for example, in powder coatings; and 1,3 butylene glycol, used, for example, in flavorings and plasticizers.

     Prices for most of the products in the Methyls business line are dependent on world market prices for methanol, a commodity produced by numerous manufacturers in all parts of the world. The principal raw material for these products is natural gas, from which methanol is derived. Celanese purchases natural gas from numerous sources and substantially all its North American requirements of acetaldehyde, which is used in the making of polyols, from Petroleos Mexicanos, the Mexican national oil company. Petroleos Mexicanos has been a reliable supplier, but acetaldehyde is also available from other sources. Celanese is a leading producer of acetaldehyde in Europe.

     A majority of Celanese's methanol production is used internally, principally in the production of formaldehyde and acetic acid. The balance is sold to the merchant market of which approximately one third is used for the production of Methyl Tertiary Butyl Ether, or MTBE, which is a gasoline additive.

     On March 25, 1999, the governor of California issued an executive order to phase out the use of MTBE by December 31, 2002 in California, and other states are considering whether to implement similar phase-out programs. Since then, a Blue Ribbon Committee sponsored by the United States Environmental Protection Agency (or EPA) recommended that usage of MTBE should be significantly reduced. Since it is believed that the California order will require a waiver from the Clean Air Act by the United States Congress, and other states have not yet issued any orders, it is premature at this time to assess the future impact of these measures on Celanese. However, these measures are likely to lead to reduced usage of MTBE and therefore may result in increased overcapacity in methanol and may adversely affect prices for methanol and Celanese's other products in the methyl business line. Celanese does not manufacture MTBE but sells methanol to customers who produce MTBE.

     Acetyls. The Acetyls business line produces two principal products, acetic acid and vinyl acetate monomer. Acetic acid is used to manufacture vinyl acetate monomer and other acetyl derivatives. Celanese manufactures acetic acid for its own use, for example, by the Acetyl Derivatives business line. Celanese also sells acetic acid to third parties, including producers of purified terephthalic acid, or PTA, and to other participants in the acetyl derivatives business. Vinyl acetate monomer is used in a variety of adhesives, paints, films, coatings and textiles.

     Celanese is the world's leading producer of acetic acid and is also the world's leading producer of vinyl acetate monomer, according to the Tecnon Consulting World Network Acetic Acid and Vinyl Acetate 1996-2006 World Survey.

     Acetyls, like other commodity products, are characterized by cyclicality in pricing. The principal raw materials in this business line are ethylene, which Celanese purchases from multiple suppliers; methanol, which Celanese manufactures itself; carbon monoxide, most of which is manufactured by Celanese; and butane, which is purchased from several suppliers. All these raw materials are themselves commodities and are available from a wide variety of sources.

     Celanese's production of acetyl products employs leading proprietary and licensed technologies, including acid-optimization technology. Management believes that Celanese's Clear Lake, Texas facility, which uses these technologies, is one of the world's lowest cost acetic acid plants.

     Acetyl Derivatives. The Acetyl Derivatives business line produces a variety of solvents and other products, which in turn are used primarily in the manufacturing of cellulose acetate, paints and coatings, and adhesives.

     Many of the Acetyl Derivatives business line products are derivatives from Celanese's production of acetic acid and oxo alcohols. Primary products in this business line are:

     - Ethyl acetate, a solvent used in coatings, inks and adhesives and in the manufacture of, among other things, photographic films and coated papers;

     - Butyl acetate, a solvent used, for example, in inks, pharmaceuticals and perfume;

     - Propyl acetate, a solvent used, for example, for inks, lacquers and plastics;

     - Methyl ethyl ketone, a solvent used, for example, in the production of printing inks and magnetic tapes;

     - Acetic anhydride, an agent in the preparation of cellulose acetate, detergents and pharmaceuticals;

     - Acetaldehyde, a major feedstock for the production of polyols and acetic acid. Acetaldehyde is also used in other organic compounds such as pyridines, which are used in agricultural products;

     - Butyric acid, an intermediate for the production of esters used, for example, in artificial flavors;

     - Propionic acid, an organic acid used to protect and preserve grain; and

     - Formic acid, an organic acid, used, for example, in textile dyeing and leather tanning.

     Acetyl derivatives are commodity products characterized by pricing cycles. The principal raw materials used in the Acetyl Derivatives business line are acetic acid and various alcohols, all of which Celanese manufactures for its own use as well as for sales to third parties, including its competitors in the acetyl derivatives business.

Facilities

     The Acetyl Products segment has production sites in the United States, Canada, Mexico, Singapore, Spain, France and Germany. Its production capacity has expanded continuously over the last few years. For example, Celanese recently built a vinyl acetate plant in Singapore, which started production in the third quarter of 1997, with a nameplate capacity of 170,000 metric tons per year. Celanese is also constructing an acetic acid plant with a nameplate capacity of 500,000 metric tons per year, which will use leading acid-optimization technology, and an acetate esters plant with a nameplate capacity of 100,000 metric tons per year at the same site. Celanese also has a joint venture in Saudi Arabia for this business segment.

Markets

     The following chart illustrates the 1998 sales by destination of Celanese's Acetyl Products business segment by geographic region.
[Line Graph--Pie Chart]

EUROPE                                               ASIA/AUSTRALIA               REST OF WORLD               NORTH AMERICA
------                                               --------------               -------------               -------------
33                                                        14.00                       6.00                        47.00

     In the Methyls business line, the markets for the methanol and formaldehyde product lines are highly regional and highly dependent on the demand for products made from methanol and formaldehyde. In addition to its own production demands for these chemicals, Celanese's production is used by manufacturers of chemical intermediates and, to a lesser extent, by manufacturers in the wood products industry. Methanol and formaldehyde are mainly sold into the merchant market to a few regional customers. Celanese typically enters into short-term contracts for the sale of methanol. The sale of formaldehyde, primarily to customers in the chemical derivatives industry, is based on long-term agreements. Polyols are sold globally to a wide variety of customers, primarily in the coatings and resins and the specialty products industries.

     The Acetyls business line is a global business which has several large customers, each of which purchases Celanese's products in different regions. Generally, Celanese supplies these global customers under multi-year contracts. The customers of the Acetyls business line produce polymers used in water based paints, adhesives, paper coatings, film modifiers and textiles. Celanese has long-standing relationships with most of these customers.

     Acetyl Derivatives are sold to a diverse group of regional and multinational customers both under multi-year contracts and on the basis of long-standing relationships. The customers of the Acetyl Derivatives business line are primarily engaged in the production of paints and coatings and adhesives. In addition to its own demand for acetyl derivatives to produce cellulose acetate, Celanese sells acetyl derivatives to other participants in the cellulose acetate industry.

Competition

     Principal competitors of Celanese in the Acetyl Products business segment include Methanex, Perstorp and Borden Chemicals & Plastics in Methyls; Acetex, BP Amoco, Daicel Chemical Industries, Eastman Chemical, Millennium and Union Carbide in Acetyls; and Eastman Chemical, Union Carbide, BP Amoco and Showa Denko in Acetyl Derivatives.

CHEMICAL INTERMEDIATES

     The Chemical Intermediates business segment consists of three business lines: Acrylates, Oxo Products and Specialties. All business lines in this segment market their products under the "Celanese" tradename. The following table lists key Chemical Intermediates products and their major markets.

KEY CHEMICAL INTERMEDIATES PRODUCTS                                      MAJOR MARKETS
Acrylic Acid and Acrylates                                Superabsorbent Polymers, Coatings and
                                                          Adhesives
Amines                                                    Agricultural Products and Water Treatments
Carboxylic Acids                                          Lubricants, Detergents and Specialties
Oxo Alcohols                                              Plasticizers, Acrylates, Esters, Solvents
                                                          and Inks

Business Lines

     Acrylates. The Acrylates business line produces and supplies:

     - Acrylic acid and a variety of acrylates, such as methyl acrylate, ethyl acrylate, butyl acrylate and 2-ethylhexyl acrylate.

     The primary end uses of acrylic acid and acrylates are in the manufacture of:

     - Superabsorbent polymers that are used, for example, in diapers;

     - Paints and coatings;

     - Adhesives; and

     - Water treatment applications, such as flocculating agents.

     Prices for acrylate products are subject to the cyclical trends in the basic chemicals industry.

     The primary raw materials for these products are propylene, which Celanese purchases from a variety of sources, and oxo alcohols, which it produces itself.

     The expansion of acrylic acid annual production capacity at the Clear Lake, Texas plant to 290,000 metric tons was completed in the first half of 1998. In order to expand further into the European market, Celanese will operate a plant owned by Dow Chemical at a site in eastern Germany, the construction of which is scheduled to be completed by the end of 1999. Through this project, Celanese will produce acrylic acid and esters, sharing 50% of the offtake with Dow Chemical.

     Oxo. The Oxo business line produces organic solvents and intermediates such as:

     - Butanol, used as a solvent for lacquers, dopes and thinners, and as an intermediate in the manufacture of chemicals, such as butyl acrylate;

     - Propanol, used as an intermediate in the production of amines for agricultural chemicals and as a solvent for inks, resins, insecticides and waxes;

     - Butyraldehyde, used, for example, in the production of polyols, alcohols, safety glass and fabric coatings, and as an intermediate for 2-ethylhexanol and butanol;

     - Propionaldehyde, used, for example, in the manufacture of propanol, the synthesis of fertilizers, and in flavor and fragrance chemicals; and

     - 2-ethylhexanol, used as an intermediate, for example, for plasticizers and fuel additives, and in the production of 2-ethylhexyl acrylate, which in turn is used, for example, to manufacture water based resins for paint, textiles and paper coatings.

     Generally, demand for oxo products depends on developments in the construction and automotive industries. Uses for this business line's products are, to a large degree, in the manufacture of lacquers and paints, as well as in plasticizers, which can be found in floorings, PVC flex cables, synthetic leather and covers for car chassis. They are also used in smaller scale automotive applications, such as safety glass, synthetic motor oils or as a cetane enhancer.

     Prices for oxo products, like other basic chemical commodity prices, follow cyclical trends.

     The primary raw materials for these products are ethylene and propylene, both of which are purchased from a variety of sources, and synthesis gas, which is manufactured from crude oil or natural gas.

     A substantial portion of the Oxo business line products is consumed by other Celanese business lines.

     Specialties.  The Specialties business line produces:

     - Carboxylic acids such as pelargonic acid, used in detergents and synthetic lubricants, and heptanoic acid, used in plasticizers and synthetic lubricants;

     - Amines such as methyl amines, used in agro chemicals, monoisopropynol amines, used in herbicides, and butyl amines, used in the treatment of rubber and in water treatment;

     - Oxo derivatives and special solvents, such as crotonaldehyde, which is used by the Performance Products segment for the production of sorbates, as well as raw materials for the fragrance and food ingredients industry; and

     - The CelActiv(TM) catalyst product range, used in applications for hydrogenation reactions and related processes, as well as the Hoecat(R) catalyst product range, used in the hydrogenation of fatty acids, fats and oils.

     The prices for these products are relatively stable due to long-term contracts with customers whose industries are not, generally, subject to the cyclical trends of commodity chemicals.

     The primary raw materials for these products are olefins and ammonia, which are sourced from the world market based on international prices.

Facilities

     The Chemical Intermediates segment has production sites for its business lines in the United States, Germany and Mexico.

     In the past several years, Celanese has expanded production at its Bay City, Texas, its Bucks, Alabama and its Oberhausen, Germany, sites. These have been low cost, incremental expansions of butanol, 2-ethylhexanol, alkyl amines and carboxylic acid capacities that were made in response to increased demand for these products from both customers and other Celanese business lines. These expansions have reduced average production unit costs for all derivative products.

Markets

     The following chart illustrates the destination of the 1998 sales of Celanese's Chemical Intermediates business segment by geographic region. 1998 Net Sales by Destination Pie Chart

EUROPE                                               ASIA/AUSTRALIA               REST OF WORLD               NORTH AMERICA
------                                               --------------               -------------               -------------
29                                                        10.00                       8.00                        53.00

     The market for Acrylates is characterized by a large number of medium and small customers and only a few large customers. These customers are distributed across a broad range of acrylate end users. Celanese focuses on the merchant market, where it is a preferred supplier because other large suppliers are integrated forward into acrylate derivatives and compete with many of these customers. Celanese believes keys to success in this business include the ability to be a competitive and reliable supplier investing in the business to support long-term growth. Celanese's Oxo business line has a broad customer base, and Celanese has long-standing relationships with most of these customers.

     The Specialities business line primarily serves global markets in the synthetic lubricant, agrochemical, rubber processing and other specialty chemical areas. Much of the Specialties business line involves "one customer, one product" relationships, where the business develops customized products with the customer, but the Specialties business line also sells chemicals which are priced more like commodity chemicals.

Competition

     The Chemical Intermediates business segment competes with, among others, BASF, Rohm & Haas, Atochem and Nippon Shokubai in Acrylates; and BASF, Eastman Chemical and Union Carbide in Oxo and Specialties. Air Products and Chemicals is also a significant competitor of the Specialties business line.

ACETATE PRODUCTS

     The Acetate Products business segment consists of two major business lines, acetate filament and acetate filter products, and one small business line, advanced fiber materials. All these business lines use the "Celanese" brand to market their products. The following table lists key products of the Acetate Products business segment and their major markets.

KEY ACETATE PRODUCTS                                                     MAJOR MARKETS
Acetate Filament                                          Fashion Apparel, Linings and Home
                                                          Furnishings
Acetate Filter Products                                   Cigarette Filters

Business Lines

     Products from the two major business lines are found in fashion apparel, linings and home furnishings and cigarette filters. Advanced fiber materials are used in high temperature resistant products as well as in aerospace and in industrial applications. According to the 1997 Stanford Research Institute International Chemical Economics Handbook, Celanese was the world's leading producer of both acetate tow, including production by its joint ventures, and acetate filament.

     Acetate products are made by processing wood pulp with acetic anhydride to form acetate flake. Celanese purchases from major suppliers wood pulp which is made from reforested trees and produces acetic anhydride internally. The acetate flake is then spun into acetate fiber in the form of a tow band or filament. The Acetate Filament business line supplies products primarily to the textiles industry. Demand for acetate filament is dependent on fashion trends and the world economy. Recent fashion changes such as the trend to casual office wear have negatively affected demand for lining and shell material. In addition, depressed market conditions in Asia have significantly affected the overall global textile business and negatively affected consumption of all fibers, including acetate. Celanese is working more closely with downstream apparel manufacturers and major retailers to increase awareness of acetate's suitability for high end fashion apparel due to its breathable and luxurious qualities. Celanese is also pursuing opportunities in other market segments such as men's shirts and pants.

     The Acetate Filter Products business line produces acetate tow, which is used primarily in cigarette filters. Celanese has a 30% interest in three manufacturing joint ventures with Chinese state-owned enterprises that produce cellulose acetate flake and tow in China. World demand for acetate tow increased substantially during the early to mid-1990s, principally as a result of decisions by state-owned tobacco enterprises in China to convert production from unfiltered to filtered cigarettes. With the Chinese conversion to filtered cigarettes being substantially complete, demand growth from this source has slowed significantly. Currently, the acetate tow market is characterized by oversupply and projected demand growth is low.

     The Acetate Products segment has been implementing a major cost reduction and operations improvement program. Given the current difficult market conditions, Celanese is expanding this program. The program has been directed toward achieving higher productivity of employees and equipment. Management believes this program has already achieved significant progress, with the elimination of over 750 operational and administrative positions within the past 18 months.

Facilities

     The Acetate Products segment has production sites in the United States, Canada, Mexico and Belgium. In addition, the Acetate Products segment participates in three manufacturing joint ventures in China.

Markets

     The following chart illustrates the distribution of 1998 sales of Celanese's Acetate Products business segment by geographic region.

                                           NORTH AMERICA          REST OF WORLD              EUROPE             ASIA/AUSTRALIA
                                           -------------          -------------              ------             --------------
                                               50.00                   5.00                  17.00                  28.00

     Sales in the acetate filter products industry are principally to the major tobacco companies that account for a majority of worldwide cigarette production. Celanese typically enters into both long-term and short-term contracts with its major customers. Celanese's contracts with its largest customer, with which it has a long-standing relationship, have been entered into on a year-by-year basis, and its second largest customer has been supplied under a long-term contract that will expire in 2000. In recent years, the cigarette industry has experienced consolidation. In the acetate filter products industry, changes in the cigarette manufacturer customer base and shifts among suppliers to those customers have had significant effects on acetate tow prices in the industry as a whole.

     In the acetate filament industry, Celanese's sales are made to a limited number of acetate filament customers as well as to a larger number of textile mills. These customers in turn finish the materials or sell to dyers and finishers, who in turn sell to converters and fabric makers, with the fabrics then being cut and sewn by other manufacturers into apparel for retail stores. The textile industry, in particular the apparel portion of the industry, continues to undergo structural changes as production moves from high wage to low wage countries. This has resulted in a changing customer base for all participants in the textile chain from the yarn manufacturer to the retail store. Depressed market conditions in Asia have reduced profitability in the textile industry throughout the world, with many manufacturers in the textile chain reducing capacity, vertically integrating with other manufacturers or exiting from the business. Celanese's Acetates Products business has been adversely affected by these trends in the industry.

Competition

     Principal competitors in the Acetate Products business segment include Acordis International, Daicel Chemical Industries, Eastman Chemical, Rhodia, Mitsubishi Rayon and Novaceta.

TICONA

     Ticona, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers.

     The following table lists key Ticona products, for which Ticona has developed individual trademarks, and their major markets.

KEY TICONA PRODUCTS                                                      MAJOR MARKETS
Hostaform(R)/Celcon(R) (Polyacetals)                      Automotive, Electronics and Consumer
                                                          Products
GUR(R) (Ultra High Molecular Weight Polyethylene or       Profiles, Battery Separators and Industrial
PE-UHMW)                                                  Specialties
Celanex(R)/Vandar(R) (Polyester Engineering Resins)       Electrical, Electronics, Automotive,
                                                          Appliances and Consumer Products
Vectra(R) (Liquid Crystal Polymers)                       Electronics, Telecommunications and
                                                          Automotive
Fortron(R) (Polyphenylene Sulfide or PPS)                 Electronics, Automotive and Industrial
Celanese(R) Nylon 6/6                                     Automotive

     Ticona's technical polymers have chemical and physical properties enabling them, among other things, to withstand high temperatures, resist chemical reactions with solvents and resist fracturing or stretching. These products are used in a wide range of performance-demanding applications in the automotive and electronics sectors and in other consumer and industrial goods, often replacing metals or glass.

     Ticona is an innovation-oriented business. Ticona focuses its efforts on developing new markets and applications for its product lines, often developing custom formulations to satisfy the technical and processing requirements of a customer's applications. Ticona's customer base consists primarily of a large number of plastic molders and component suppliers, which are often the primary suppliers to Original Equipment Manufacturers, or OEMs. Ticona works with these molders and component suppliers as well as directly with the OEMs to develop and improve specialized applications and systems.

     Prices for most of these products, especially specialized product grades for targeted applications, reflect the value added in complex polymer chemistry, precision formulation and compounding, and the extensive application development services provided. The specialized product lines are not particularly susceptible to cyclical swings in pricing. In standard grades, pricing is much more competitive, with many small minimum-service providers competing for volume sales.

Product Lines

     Following is a description of Ticona's principal product lines.

     Polyacetals are sold under Ticona's own trademarks, Celcon(R) in North America and Hostaform(R) in Europe and the rest of the world. Polyacetals are used for mechanical parts, including door locks and seat belt mechanisms, in automotive applications and in electrical, consumer and industrial applications such as keyboards, ski bindings, and gears for appliances.

     The primary raw material for polyacetals is formaldehyde, which is manufactured from methanol. Ticona currently purchases formaldehyde in the United States from Celanese's Acetyl Products business segment and, in Europe, manufactures formaldehyde from purchased methanol. Methanol is a readily available commodity. Ticona is considering expansion in this product line in Asian markets.

     GUR(R), an ultra high molecular weight polyethylene or PE-UHMW, is an engineered material used in heavy-duty automotive and industrial applications such as car battery separator panels and industrial conveyor belts, as well as in specialty medical and consumer applications, such as porous tips for marker pens, sports equipment and artificial prostheses. Topas(R), a metallocene catalyst technology-based cycloolefin copolymer, or COC, is a newly engineered material. Topas(R) has been developed to be used in applications where transparency, high temperature resistance and gas barrier properties are key requirements, such as in optical applications and packaging films for sterile medical devices and food storage. Ticona is building the first commercial plant to produce Topas(R).

     The basic raw material for GUR(R) and Topas(R) is ethylene, a widely available commodity chemical with cyclical pricing. Smaller volume specialty co-monomers for COC production will be manufactured by Ticona.

     Polyesters such as Celanex(R) polybutylene terephthalate, or PBT, and Vandar(R) are used in a wide variety of automotive, electrical and consumer applications, including ignition system parts, radiator grilles, electrical switches, appliance housings, boat fittings and perfume bottle caps. Impet-Hi(R) polyethylene terephthalate, or PET, is a polyester which exhibits rigidity and strength useful in large injection molded part applications. Riteflex(R) is a co-polyester which adds flexibility to the range of high performance properties offered by Ticona's other products. Liquid crystal polymers, or LCPs, such as Vectra(R) are used in electrical and electronics applications and for precision parts with thin walls and complex shapes. Fortron(R), a polyphenylene sulphide, or PPS, product, is used in a wide variety of automotive and other applications, especially those requiring heat resistance, including fuel system parts, radiator pipes and halogen lamp housings, and often replaces metal in these demanding applications. Fortron(R) is manufactured by Fortron Industries, a 50%-50% joint venture between Ticona and Kureha Chemicals Industry of Japan. Celstran(R), Compel(R) and Fiberod(R) are long fiber reinforced thermoplastics, which impart extra strength and stiffness, making them more suitable for larger parts than conventional thermoplastics. Celanese(R) Nylon 6/6, a polyamide, is resistant to lubricants and fuels, making it useful in automotive applications.

     Raw materials for these products vary. Base monomers for polyesters, such as DMT and PTA, are widely available with pricing dependent on the broader polyester fiber and packaging resins market conditions. Smaller volume specialty co-monomers for these products are typically supplied by a few companies. Celanese has entered into long-term contracts for the supply of intermediate raw materials to produce Celanese(R) Nylon 6/6.

Facilities

     Ticona has polymerization, compounding and research and technology centers in Germany and the United States, as well as additional compounding facilities in the United Kingdom and Brazil. For the new COC materials, a new Topas(R) production facility is being built in Oberhausen, Germany, and is expected to commence production in the second half of 2000. Polyplastics, in which Ticona holds a 45% interest, is completing the construction of a production facility for polyacetals in Malaysia, due to become operational in 2000. Polyplastics is a leading engineering resins supplier in the Asia/Pacific region.

Markets

     The following chart illustrates the destination of 1998 sales of the Ticona segment by geographic region.
1998 Net Sales By Destination Pie Chart

NORTH AMERICA                                         REST OF WORLD               EUROPE/AFRICA              ASIA/AUSTRALIA
-------------                                         -------------               -------------              --------------
54                                                        1.00                        43.00                       2.00

     Ticona's consolidated net sales do not include the sales of Polyplastics, which is accounted for under the equity method. If Ticona's portion of the sales made by Polyplastics were included in the chart above, the percentage of sales sold in Asia/Australia would increase substantially, reflecting Polyplastics' leading positions in those markets. Ticona's principal customers are suppliers to the automotive industries as well as industrial suppliers. These customers produce primarily engineered products, and Ticona works closely with its customers to develop and improve specialized applications and systems. Ticona has long-standing relationships with most of its major customers, but it also uses distributors to reach a larger customer base. For most of Ticona's product lines, contracts typically have a term of one to two years.

Competition

     Ticona, together with its affiliate Polyplastics, is one of the leading participants in the global technical polymers business. Its principal competitors include Bayer, Du Pont and General Electric. Smaller regional competitors include Allied, Asahi, DSM, Mitsubishi, Phillips, Rhodia, Teijin and Toray.

PERFORMANCE PRODUCTS

     The Performance Products business segment consists of:

     - the oriented polypropylene or OPP films business conducted by Trespaphan,

     - the food ingredients business conducted by Nutrinova, and

     - the separation products business conducted by Celgard.

     These businesses use their own names to market their products. The following table lists key products of the Performance Products segment and their major markets.

KEY PERFORMANCE PRODUCTS                                                 MAJOR MARKETS
OPP Films                                                 Packaging, Labelling and Electrical
                                                          Engineering (Capacitors)
Sunett(R)                                                 Beverages, Confections, Dairy Products and
                                                          Pharmaceuticals
Sorbates                                                  Dairy Products, Baked Goods, Beverages,
                                                          Animal Feeds, Spreads and Delicatessen
                                                          Products

Business Lines

     OPP Films. The OPP Films business line conducted by Trespaphan was formed in 1969. It manufactures and markets OPP films and is a significant participant in the world-wide OPP Films business and has a leading position in Europe. Its OPP films are made from very pure polypropylene granules and are oriented, high strength films which are very thin, ranging from 3.5em (0.0035mm) to 100 em (0.1mm), which is about twice the diameter of a human hair. OPP films are used in packaging of products such as foodstuffs and cigarette packs, in labels and, because of their extreme purity, for highly technical purposes in the production of capacitors.

     The primary raw material of this business line is polypropylene, which is readily available and is purchased from several third party suppliers and from Celanese's 50% owned affiliate Targor on an arm's length basis. Prices for the majority of this business's products are extremely sensitive to demand, industry capacity and the cost of key raw materials.

     Food Ingredients. The food ingredients business conducted by Nutrinova was formed in 1997. It conducts the food ingredients business of Hoechst's former specialty chemicals division. Celanese's food ingredients business consists of two strategic business lines: high intensity sweeteners and food protection ingredients, such as sorbic acids and sorbates. Acesulfame K, an artificial sweetener, marketed under the name Sunett(R) is used in a wide variety of beverages, confections and dairy products throughout the world.

     The primary raw materials of this business line are diketene and sulfur trioxide for Sunett(R) and ketene and crotonaldehyde for sorbic acids. Sunett(R) pricing for targeted applications reflects the value added in the precision formulations and extensive technical services provided. Sorbates pricing is extremely sensitive to demand and industry capacity and is not necessarily dependent on the prices of raw materials.

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova, received a grand jury subpoena from the United States District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the government of the United States of America entered into an agreement pursuant to which Hoechst pled guilty to a one-count indictment that charged Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the United States. Hoechst and the government agreed to recommend that the U.S. District Court fine Hoechst U.S.$36 million. Hoechst also agreed to cooperate with the government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed a penalty as recommended in the plea agreement.

     In addition, thirteen civil antitrust actions by consumers of sorbates, seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in U.S. courts naming Hoechst, Nutrinova and other Hoechst and Celanese subsidiaries as defendants. These actions are in the early stages of litigation. (See "Relationship between Hoechst and Celanese After the Demerger" and "Legal Proceedings").

     Separation Products. The separation products business conducted by Celgard manufactures and markets flat sheet membranes for use in lithium batteries; hollow membranes for use in blood oxygenators, for example, in open heart surgeries; modules for degassing liquids; and ultrafiltration membranes and modules for filtration of water-based liquids. The primary raw materials for the separation products business are polyethylene and polypropylene.

Facilities

     Trespaphan's primary activities are in Europe and North America, with manufacturing plants in Germany, Mexico, the United Kingdom, France and South Africa. Nutrinova has production facilities in Frankfurt, Germany. A joint venture with Nanning Chemical, named Hoechst Nanning Food Ingredients Company Ltd., produces sorbic acids in Nanning, China. Celgard has manufacturing operations in Charlotte, North Carolina, and Wiesbaden, Germany.

Markets

     The following chart illustrates the destination of 1998 sales of the Performance Products business segment by geographic region.
1998 Net Sales By Destination Pie Chart

NORTH AMERICA                                         REST OF WORLD               EUROPE/AFRICA              ASIA/AUSTRALIA
-------------                                         -------------               -------------              --------------
54                                                          1                          43                           2

     The market for OPP films is highly fragmented. Trespaphan has customers mainly in the food packaging and tobacco industries. Nutrinova markets Sunett(R) directly, primarily to a limited number of large multinational and regional customers in the beverage and food industry under long-term contracts.

Nutrinova markets food protection ingredients primarily through regional distributors to small and medium customers and directly through regional sales offices to large multinational customers in the food industry under contracts which typically have one-year terms. Celgard's principal customers manufacture lithium batteries and blood oxygenators. Other Celgard customers are involved in water purification and waste water treatment.

Competition

     Principal competitors of Trespaphan are Mobil, AET, Formosa Plastics and Moplefan; Nutrinova's principal competitors are Monsanto, Holland Sweetener, Eastman Chemical, Daicel, several other Japanese manufacturers and several Chinese manufacturers. Celgard's principal competitors are Asahi Chemical, Tonen and Akzo Nobel.

OTHER ACTIVITIES

     The most significant of Celanese's Other Activities are:

     - Other Chemicals, consisting primarily of Inorganic Chemicals business and the Ethylene Oxide/ Ethylene Glycol business; and

     - The polyester staple and bottle resins business of Celanese Canada.

Inorganic Chemicals

     Inorganic Chemicals includes the Phosphorous and the Chlorine and Chlorine Derivatives business lines. Prior to the demerger, these business lines were the remaining portions of the inorganic chemicals business, previously reported by Hoechst in its Celanese business segment. These business lines have been the subject of an ongoing divestiture program.

     The Phosphorous activities are conducted by the Thermphos Group, which produces phosphorous, phosphoric acid, phosphorous pentasulfide and sodium tripolyphosphate and phosphorous chlorides. These products are used in detergent and a variety of industrial and food applications as well as for agrochemical applications. The majority of phosphorous products sales are to a highly concentrated group of customers in Europe. Prices for these products are relatively stable compared to other commodity chemicals.

     The Chlorine and Chlorine Derivatives business lines produce chlorine, caustic soda, hydrogen, hydrochloric acid, ethylene dichloride and vinyl chloride monomer, which are commodity products principally used in a variety of specialty chemical applications. Celanese has entered into discussions with a potential buyer for its Chlorine and Chlorine Derivatives business lines, and, under the proposed terms of the agreement currently being negotiated would expect to record a loss of between E80 million and E90 million related to the disposition of these business lines. However, Celanese is also internally considering other options for these business lines.

     Prices for these products follow the cyclical trends in the basic chemicals industry.

     The Chlorine and Chlorine Derivatives business line has a relatively small customer base, entirely in Europe, with the majority of sales to Hoechst group companies and Celanese affiliates.

     The principal raw materials in the Phosphorous, Chlorine and Chlorine Derivatives business lines are salt, phosphate rock and ethylene, all of which are furnished by numerous suppliers.

     Principal competitors of the Phosphorous business are Albright & Wilson, Akzo Nobel, Italmatch, Atochem and Rhodia. The Chlorine and Chlorine Derivatives lines compete with, among others, Bayer, Dow Chemical, Solvay and Atochem.

     Celanese is considering various options for these business lines, including divestitures through sales of plants, the formation of joint ventures with other participants in the inorganic chemicals industry and plant shut-downs. As noted above, the proposed sale of Celanese's Chlorine and Chlorine Derivatives business line currently being negotiated would result in a substantial loss. Celanese does not expect that it would realize any material loss upon the sale of its Phosphorous business line. However, given the current state of the worldwide inorganic chemicals businesses, there can be no assurance that any sales could be achieved on satisfactory terms or that other attractive means of exiting from the Chlorine and Chlorine Derivatives and Phosphorous business lines will be available. If Celanese is unable to sell the operations or find a suitable joint venture partner, the costs of plant shutdowns, both in terms of employee severance costs and environmental costs associated with permanently closing these facilities, could be significant. If Celanese decides to continue to operate these businesses, significant capital improvement will be needed to achieve a competitive position in the marketplace.

Ethylene Oxide/Ethylene Glycol -- EO/EG

     The EO/EG business includes ethylene oxide and its derivatives, ethylene glycol, di-ethylene glycol or DEG and tri-ethylene glycol or TEG. A large portion of Celanese's production goes into the downstream glycols, with the remainder being used in surfactants. The downstream glycols, namely, EG, DEG and TEG, are used primarily in the production of polyester and anti-freeze. Prices for these products follow the cyclical trends in the basic chemicals industry.

     The EO/EG business line has a very small customer base located in the United States, primarily polyester, surfactant, and anti-freeze manufacturers. Principal competitors are Union Carbide, BASF, Huntsman and Dow Chemical.

     The principal raw materials for the EO/EG business are ethylene and oxygen, which are furnished by a few strategic suppliers under long term supply contracts. These suppliers also supply the same materials for Celanese's other business lines.

     The EO/EG business is not strategic to Celanese, and, therefore, Celanese is considering divestiture options through the sale of its operating facility in Clear Lake, Texas. On September 23, 1999, Celanese entered into a letter of intent to sell its EO/EG business through the sale of its Clear Lake Texas operating facility to Old World Industries Inc. If Celanese is unable to sell the operations in the near-term, it will continue to operate the EO/EG business until an appropriate opportunity is identified.

Polyester Staple and Bottle Resins

     Celanese Canada conducts a polyester staple and bottle resins business at its plant in Millhaven, Ontario. On March 24, 1999, Celanese Canada announced a planned transaction with KoSa, a company owned by a consortium between Koch Industries, a U.S. company, and a Mexican company owned by Isaac Saba, involving the sale of these activities. KoSa is the same company that purchased in December 1998 Hoechst's global polyester and resins business. Due diligence has recently been completed and preliminary negotiations with respect to the proposed sale have begun. In the interim, KoSa has taken preliminary steps to rebrand the products of the Millhaven facility under the KoSa brand name.

EQUITY INVESTMENTS

     In addition to the above-described businesses and joint ventures, Celanese has several equity investments in joint ventures which are not related to businesses conducted by its other business segments. Because Celanese does not have a controlling interest in these businesses, they are treated as equity investments rather than consolidated in the Combined Financial Statements. The following is a summary of the principal businesses conducted by those joint ventures.

Targor

     Targor, a joint venture with BASF AG in which Celanese owns a 50% interest, is treated as an equity investment. Targor produces polypropylene products such as Hostalen(R), Hostacom(R), Novolen(R) and Procom(R). Targor started business on July 1, 1997. Beginning January 2001, BASF has an option to acquire Celanese's interest in Targor and Celanese has an option to sell its interest in Targor to BASF. The price payable upon exercise of such options is approximately E255 million, after giving effect to adjustments. In 1998, Targor had net sales of E1,001 million.

Vinnolit

     Vinnolit, a joint venture with Wacker-Chemie GmbH in which Celanese owns a 50% interest, is treated as an equity investment. Vinnolit is a leading European producer of high performance polyvinyl chloride or PVC products such as paste and extender resins used for flooring, wall coverings and coatings.

Vinnolit also produces commodity PVC products such as thermoplastics used for window profiles and films. Vinnolit has a large customer base that is mostly concentrated in the construction, film and automotive industries. The PVC market currently suffers from global overcapacity, and Vinnolit expects the current trend of consolidation in the industry to continue. Vinnolit has production units at four sites in Germany with an aggregate annual production capacity of 570,000 metric tons. In 1998, Vinnolit had net sales of E450 million.

Dyneon

     Dyneon, a joint venture with 3M in which Celanese has a 46% interest, is treated as an equity investment. Dyneon produces fluoropolymer products that are marketed to a variety of industrial sectors such as automotive chemical processing, electronics, pollution control and wire and cable protection. In 1998, Dyneon had net sales of E312 million. 3M has an option to purchase Celanese's interest in Dyneon, provided non-binding notice of intention to exercise is delivered between July and September 2002, for a fair market value price to be determined at that time by an independent investment banker.

RAW MATERIALS AND ENERGY

     Celanese purchases a variety of raw materials for use in its production processes. Celanese has a policy of maintaining, when available, multiple sources of supply for materials. Although some of Celanese's individual businesses may have single suppliers for some of their raw materials, Celanese is not dependent on a limited number of suppliers for essential raw materials. Celanese obtains its supplies of raw materials from a number of countries. Celanese has not experienced difficulty in obtaining sufficient supplies of raw materials in recent years and believes that it will be able to obtain them in sufficient quantities in the future. However, there can be no assurance that Celanese's ability to obtain sufficient raw materials will not be adversely affected by unforeseen developments. In addition, the price of raw materials may vary, perhaps substantially, from year to year.

     Celanese's production facilities rely largely on coal, fuel oil, natural gas and electricity for energy. In the United States, these raw materials and energy are predominantly purchased directly by Celanese's operating businesses. With respect to Celanese's European operations, most of these raw materials are centrally purchased by special purpose subsidiaries of Celanese which also buy raw materials on behalf of Hoechst and other third parties.

INTELLECTUAL PROPERTY

     Celanese attaches great importance to patents, trademarks, copyrights and product designs in order to protect its investment in research and development, manufacturing and marketing. Celanese's policy is to seek the widest possible protection for significant product developments in its major markets. Patents may cover products, processes, intermediate products and product uses. Protection for individual products extends for varying periods in accordance with the date of grant and the legal life of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage. In most industrial countries, patent protection exists for new substances and formulations, as well as for unique applications and production processes. Celanese monitors its competitors and vigorously challenges patent and trademark infringement.

     As patents expire, the products and processes described and claimed in those patents become generally available for use by the public. Celanese believes that the loss of no single patent which may expire in the next several years will materially adversely affect the business or financial results of Celanese.

     Celanese also seeks to register trademarks extensively as a means of protecting the brand names of its products, which brand names become more important once the corresponding patents have expired. Celanese protects its trademarks vigorously against infringement and also seeks to register design protection where appropriate.

RESEARCH AND DEVELOPMENT

     Celanese conducts its own research and development activities to increase its competitiveness. Celanese's United States research and development functions are located in Corpus Christi, Texas --

Acetyl Products and Chemical Intermediates; Charlotte, North Carolina -- Acetate Products; and Auburn Hills, Michigan and Summit, New Jersey -- Ticona. Outside the United States, Celanese has research facilities in Oberhausen, Germany -- Acetyl Products, Chemical Intermediates and Ticona; and Frankfurt, Germany -- Ticona. Celanese entered into an exclusive partnership with Symyx Technologies of Santa Clara, California for research on the oxidation of hydrocarbons. Celanese also continues to source some process technology development from Aventis Research & Technologies GmbH & Co. KG, a subsidiary of Hoechst. Celanese expects to purchase the production technology development division of Aventis Research & Technologies from Hoechst in the second half of 1999.

     The Acetyl Products and Chemical Intermediates business segments have been focusing on improving core production technologies, for example, in acetic acid, oxo products, acrylic acid, vinyl acetate monomer and polyols, on improving catalyst development, and supporting both debottlenecking and cost reduction efforts. New business opportunities for amines and oxo derivatives are developed in conjunction with research and development support from both Oberhausen and Corpus Christi technical centers.

     The Acetate Products business segment has been focusing on developing new fabrics using acetate filament and new applications, such as wound dressings, for other acetate materials and have been actively filing patent applications worldwide for such new applications.

     Research in the Ticona segment is focused on the development of new formulations and applications for its products, improved manufacturing processes and new polymer materials with varying chemical and physical properties. This effort involves the entire value chain from improved polymerization and compounding to working closely with end-users to identify new applications that can take advantage of these high performance features. Ticona is continuously improving compounding recipes to extend product properties and grades, while offering grade consistency on a global basis. In addition, Ticona is developing new polymerization and manufacturing technology in order to maintain low cost leadership without sacrificing high quality processing. For example, Ticona has developed a new technical material, Topas(R), a metallocene catalyst based cycloolefin copolymer. Ticona's research efforts have focused on developing manufacturing processes, and its market development efforts have focused on specialized applications for Topas(R), in such areas as high-performance films, electronics, optical storage media and medical devices and packaging.

     The research and development activities of the Performance Products segment are conducted by the three businesses separately. Trespaphan's research and development activities in Swindon, United Kingdom, Neunkirchen, Germany and Mantes, France, have been focused on the development of new film types for established and new applications. Trespaphan also has focused on improving the manufacturing process in order to maintain low cost leadership as well as high quality for its film products. Nutrinova's research and development focus has been on expanding its existing technologies and to develop new applications for existing products in close cooperation with its customers. Celgard conducts its own research and development activities in Charlotte, North Carolina and in Wiesbaden, Germany with a focus on new product development and process improvement.

     Celanese owns, or is licensed under, more than 10,000 patents relating to its products and manufacturing processes, some of which are important to specific commercial operations. As patents expire, the products and processes described and claimed in those patents become generally available for use by the public. No single patent or group of patents is considered material to the business as a whole. Celanese also has licenses under patents and other intellectual property developed by third parties, including Hoechst's affiliates.

     Celanese has developed and acquired technical information and owns patents, some of which have been licensed to affiliates and others worldwide. Payments to Celanese from these licenses in 1998 was E1 million.

     Research and development costs are included in expenses as incurred. Celanese's research and development costs for 1998, 1997 and 1996, were E123 million, E149 million and E143 million, respectively. Copley licenses patents from Hoechst and paid license fees of E30 million in 1998.

     In research and development activities, at June 30, 1999, Celanese employed approximately 800 individuals, including approximately 400 professionals.

ENVIRONMENTAL AND OTHER REGULATION

     Obtaining, producing and distributing many of Celanese's products involves the use, storage, transportation and disposal of toxic and hazardous materials. Celanese is subject to extensive, evolving and increasingly stringent national and local environmental laws and regulations, which address, among other things, the following:

     - Emissions to the air;

     - Discharges to surface and subsurface waters;

     - Other releases into the environment;

     - Generation, handling, storage, transportation, treatment and disposal of waste materials; and

     - Maintenance of safe conditions in the workplace.

     Celanese is subject to environmental laws and regulations that may require it to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of Celanese's production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on Celanese in the future. As is typical for chemical businesses, soil and groundwater contamination has occurred in the past at some Celanese sites, and might occur or be discovered at other sites.

     It is Celanese's policy to comply with all environmental, health and safety requirements and to provide workplaces for employees that are safe and environmentally sound. In some cases, compliance can be achieved only by incurring capital expenditures. In 1998, combined worldwide expenditures, including those with respect to third party and divested sites, for compliance with environmental control regulations and internal company initiatives totaled E139 million, of which E33 million was for capital projects. Celanese's 1999 budget calls for expenses, including capital projects, of E126 million. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. Although Celanese cannot predict with certainty future expenditures, management believes that the current spending trends will continue.

     Celanese is subject to claims brought by United States federal or state regulatory agencies or private individuals regarding the cleanup of sites that Celanese owns, owned, operated or where waste from its operations was disposed. In particular, Celanese has a potential liability under the United States Federal Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, the United States Resource Conservation and Recovery Act and related state laws for investigation and clean-up costs at approximately 100 sites. At most of these sites, numerous companies, including Celanese, or one of its predecessor companies, have been notified that the United States Environmental Protection Agency or EPA, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. The proceedings relating to these sites are in various stages. The clean-up process has not been completed at most sites, and the status of the coverage under some insurance policies for many of these proceedings is in litigation. Celanese regularly reviews the liabilities for these sites and has accrued its best estimate of its ultimate liability for investigation or clean-up costs, but, due to the many variables involved in such estimation, the ultimate liability may vary from these estimates. Expenditures for investigation, clean-up and related activities have been E18 million for the three years ended December 31, 1998, with expenditures in no year greater than E10 million.

     One of Celanese's wholly owned subsidiaries is the general partner of the InfraServ companies that provide on-site general and administrative services at German sites in Frankfurt am Main-Hochst,
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

Gendorf, Hurth-Knapsack, Wiesbaden, Oberhausen, Kelsterbach and Munchsmunster. Producers at the sites, including subsidiaries of Celanese, are owners of limited partnership interests in the respective InfraServ companies. In connection with the demerger, Hoechst AG transferred most of its limited partnership interests in InfraServ companies for all of Hoechst's production sites except for Marburg, which is a life sciences production site, to Celanese. All other arrangements and the activities involving the InfraServ companies and their shareholders remain unchanged.

     InfraServ companies are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. However, the InfraServ companies have agreed to hold harmless Hoechst from all liability arising out of or in connection with environmental pollution of any site. The partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. The limited partners are also obligated to indemnify Celanese as the general partner against any such liability. In view of this potential obligation to eliminate residual contamination, the InfraServ companies have formed provisions totaling approximately E259 million as of December 31, 1998, of which E57 million have been included in the combined reserves for environmental liabilities of Celanese. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the owners of the remaining participations in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities were not satisfied by either the InfraServ companies or their owners, these liabilities were demerged to Celanese. As between Hoechst and Celanese, Hoechst has agreed to indemnify Celanese for two-thirds of these demerged residual liabilities.

     Some of Celanese's facilities in Germany are over 100 years old, and there may be significant contamination at these facilities. Consistent with German law and with agreements with the relevant governmental entities, Celanese is addressing this contamination at its German facilities. In Germany, Celanese records a provision for environmental matters when it is obligated by law, through irrevocable agreements with governmental authorities or through firm commitments, to remediate the facilities. The provision includes all undiscounted costs estimated to be incurred over the next 10 years that are probable and can be reasonably estimated.

     Provisions are not recorded for potential soil contamination liability at facilities still under operation, as German law does not currently require such contamination to be remedied until the facility is closed and dismantled, unless the authorities otherwise direct. If Celanese were to terminate operations at one of its facilities or if German law were changed to require such removal or clean-up, the cost could be material to Celanese. Celanese cannot accurately determine the ultimate potential liability for investigation and clean-up at such sites. Celanese adjusts provisions as new remedial commitments are made. See Note 20 to the Combined Financial Statements.

     It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations and information related to individual locations and sites. Subject to the foregoing, but taking into consideration Celanese's experience to date regarding environmental matters of a similar nature and facts currently known, Celanese believes that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on Celanese's business and financial results. Celanese had, as of December 31, 1998, reserved E320 million for environmental matters.

     Celanese believes it is in substantial compliance with all environmental, health and safety laws and regulations and continues to devote attention to the health and safety of its employees and the protection of the public health and the environment in the regions where it operates. Such compliance has not had an adverse effect on Celanese's competitive position or business. Celanese cannot predict the effect of regulations which may be adopted in the future by governmental bodies responsible for air, water and solid waste pollution controls and employee and community health and safety.

     In the demerger agreement, Celanese agreed to indemnify Hoechst against environmental liabilities for environmental contamination that could arise under some divestiture agreements regarding chemical
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

businesses, participations or assets that were entered into by Hoechst prior to the demerger. Celanese and Hoechst have agreed that Celanese will indemnify Hoechst against those liabilities up to an amount of E250 million. Hoechst will bear those liabilities exceeding E250 million, but Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed E750 million.

EMPLOYEES

     As of December 31, 1998, Celanese had approximately 17,500 employees worldwide. Celanese had about 8,000 employees in the United States, 5,500 employees in Europe, 3,800 in Mexico and Canada, 100 employees in Asia and 100 employees in Africa. Many of Celanese's employees are unionized, particularly in Germany, Canada, Mexico and France. However, in the United States, fewer than one quarter of Celanese's employees are unionized. Moreover, in Germany and France, wages and general working conditions are often the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, the various subsidiaries of Celanese negotiate directly with the unions and other labor organizations representing the employees. Collective bargaining agreements between Celanese's German subsidiaries and unions relating to remuneration typically have a term of one year, while in the United States a three year term is typical. Celanese offers comprehensive benefit plans for employees and their families and believes its relations with employees are satisfactory.

PROPERTY

     Celanese's principal executive offices are currently located in Frankfurt am Main, Germany but are expected to be relocated to Kronberg/Taunus, Germany in the near future.

     As of December 31, 1998, Celanese had numerous production and manufacturing facilities throughout the world. Celanese also owns or leases other properties, including office buildings, warehouses, pipelines, research and development facilities and sales offices.

     The following table sets forth a list of the principal production, manufacturing and other facilities of Celanese throughout the world, including its joint venture properties.


ACETYL PRODUCTS
SITE                                                   LEASED/OWNED
Bay City, Texas, USA                                   Owned
Bishop, Texas, USA                                     Owned
Cangrejera, Veracruz, Mexico                           Owned
Celaya, Guanajuato, Mexico                             Owned
Clear Lake, Texas, USA                                 Owned; the methanol operation of this facility is
                                                       owned by a joint venture
Edmonton, Alberta, Canada                              Owned
Frankfurt am Main, Germany                             Owned by InfraServ GmbH & Co. Hochst KG in which
                                                       Celanese holds a 27.2% limited partnership interest
Knapsack, Germany                                      Owned by InfraServ GmbH & Co. Knapsack KG in which
                                                       Celanese holds a 42.0% limited partnership interest
Pampa, Texas, USA                                      Owned
Singapore, Singapore                                   Owned
Tarragona, Spain                                       Owned
CHEMICAL INTERMEDIATES
SITE                                                   LEASED/OWNED
Bay City, Texas, USA                                   Owned
Bucks, Alabama, USA                                    Owned
Clear Lake, Texas, USA                                 Owned; the methanol operation of this facility is
                                                       owned by a joint venture
Oberhausen, Germany                                    Owned by InfraServ GmbH & Co. Oberhausen KG in which
                                                       Celanese holds an 84.0% limited partnership interest
ACETATE PRODUCTS
SITE                                                   LEASED/OWNED
Drummondville, Quebec, Canada                          Owned
Edmonton, Alberta, Canada                              Owned
Kunming, Yunnan, China                                 Leased by a joint venture in which Celanese has an
                                                       interest
Lanaken, Belgium                                       Owned

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


ACETATE PRODUCTS
Nantong, Jiangsu, China                                Leased by a joint venture in which Celanese has an
                                                       interest
Narrows, Virginia, USA                                 Owned
Ocotlan, Jalisco, Mexico                               Owned
Rock Hill, South Carolina, USA                         Owned
Zhuhai, Guandang, China                                Leased by a joint venture in which Celanese has an
                                                       interest
TICONA
SITE                                                   LEASED/OWNED
Auburn Hills, Michigan, USA                            Leased
Bayport, Texas, USA                                    Leased
Bishop, Texas, USA                                     Owned
Florence, Kentucky, USA                                Owned
Frankfurt am Main, Germany                             Owned by InfraServ GmbH & Co. Hochst KG in which
                                                       Celanese holds a 27.2% limited partnership interest
Kelsterbach, Germany                                   Owned by InfraServ GmbH & Co. Kelsterbach KG in which
                                                       Celanese holds a 100.0% limited partnership interest
Oberhausen, Germany                                    Owned by InfraServ GmbH & Co. Oberhausen KG in which
                                                       Celanese holds a 84.0% limited partnership interest
Shelby, North Carolina, USA                            Owned
Summit, New Jersey, USA                                Owned
Wilmington, North Carolina, USA                        Owned by a joint venture in which Celanese has a
                                                       controlling interest
Winona, Minnesota, USA                                 Owned
PERFORMANCE PRODUCTS
SITE                                                   LEASED/OWNED
Charlotte, North Carolina, USA (Celgard)               Leased
Frankfurt am Main, Germany (Nutrinova)                 Owned by InfraServ GmbH & Co. Hochst KG in which
                                                       Celanese holds a 27.2% limited partnership interest
Neunkirchen, Germany (Trespaphan)                      Owned
Zacapu, Michoacan, Mexico (Trespaphan)                 Owned

     Also, other affiliates of Celanese have production facilities in Saudi Arabia, Taiwan, Japan and Malaysia. Polyplastics has its principal production facilities in Japan and Taiwan.

     In 1998 Celanese and its consolidated subsidiaries, in the aggregate, had capital expenditures for the expansion and modernization of production, manufacturing, research and administrative facilities of

E373 million. In 1997 these expenditures amounted to E408 million. Celanese believes that its current facilities and those of its consolidated subsidiaries are adequate to meet the requirements of Celanese's present and foreseeable future operations.

     For information on environmental issues associated with Celanese's properties, see "Environmental and Other Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Environmental Protection." Additional information with respect to Celanese's property, plant and equipment, and leases is contained in Notes 9 and 17 to the Combined Financial Statements.

LEGAL PROCEEDINGS

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its businesses, relating to such matters as product liability, tax assessments, competition, past waste disposal practices and release of chemicals into the environment.

Plumbing Actions

     CNA Holdings Inc., a company which previously operated under the HNA Holdings, Inc. and Hoechst Celanese Corporation corporate names, became a United States subsidiary of Celanese in the demerger and currently serves as a holding company for Celanese's businesses in North America, including the United States business now conducted by Ticona. CNA Holdings along with Shell Chemical Company and E. I. du Pont de Nemours and Company among others have been the defendants in a series of lawsuits alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings's exposure may be limited by invocation of the statute of limitations since Ticona ceased selling the acetal copolymer for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1989.

     CNA Holdings has been named a defendant in seven putative class actions, as well as a defendant in other non-class actions filed in nine states and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages and, in some cases, additional damages under the Texas Deceptive Trade Practices Act. Damage amounts have not been specified. The putative class actions are pending in

     - the Ninth Judicial Circuit Court of Common Pleas of South Carolina, Charleston County,

     - the Territorial Court of the Virgin Islands, St. Croix Division,

     - the Supreme Court of British Columbia, Canada, and

     - the Superior Court, Province of Quebec, Canada.

A conditionally certified class action (of recreational vehicle owners) is pending in the Chancery Court of Tennessee, Weakley County.

     A putative class action (of insurance companies with respect to subrogation claims), as well as an individual action (by Prudential Property & Casualty Insurance Company with respect to its subrogation claims), are both pending in the United States District Court for the District of New Jersey.

     A putative class action pending in the Circuit Court of the Fifth Judicial Circuit, Florida, Marion County has been certified on behalf of homeowners who claim to have opted out of the national settlement discussed below.

     In order to reduce litigation expenses and to provide relief to qualifying homeowners, in November 1995, CNA Holdings, du Pont and Shell Chemical Company entered into a national class action settlement, which has been approved by the courts. The settlement calls for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for specified leak damage. Furthermore, the three companies have agreed to fund these replacements and reimbursements up to E813 million. There are approximately 27 additional pending lawsuits in approximately 26 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings. The allocation of payments already made to the claimants and future payments between the affected companies has not been finally determined as between CNA Holdings and Shell Chemical Company. This allocation is subject to a binding arbitration between CNA Holdings and Shell Chemical Company, and arbitration proceedings were completed in June 1999. The decision of the arbitrators allocated more responsibility to CNA Holdings than had been anticipated. Under the arbitration agreement and the Federal Arbitration Act, subject to limitations, both parties have the right to appeal the award. Celanese has taken action to preserve its right to appeal and intends to appeal the award unless an amicable settlement can be reached. In light of the arbitral award and its reasoning, Celanese's other claims against Shell Chemical Company, its experience to date in settling litigation claims, its consideration of the pending cases and its own claims for reimbursement under product liability insurance policies, Celanese has reviewed its accruals for the plumbing litigation and recorded a charge to operations of E128 million in the second quarter of 1999. Management believes this additional reserve is sufficient to reflect the responsibility allocated to CNA Holdings by the arbitrators.


     In 1995, CNA Holdings and Shell Chemical Company settled the claims relating to individuals in Texas, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed E145 million. These claimants will also be eligible for a replumb of their homes in accordance with the terms of the national class action settlement. CNA Holdings' and Shell Chemical Company's contributions under this settlement are subject to allocation in the above binding arbitration.


     In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and various of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure resulted in a partial declaratory judgment in CNA Holdings' favor. As a result, settlements have been reached with a majority of CNA Holdings' insurers specifying their responsibility for such claims.



     Management believes that the plumbing actions are either covered by insurance or provided for in the financial statements and that they will not have a material adverse effect on the financial position of Celanese but may have a material adverse effect on the results of operations or cash flows in any given year. No assurance can be given that Celanese's litigation reserves will be adequate or that Celanese will fully recover claims under its insurance policies. For further information on this matter, see also Note 19 to the Historical Combined Financial Statements and Note 6 to the unaudited Condensed Combined Financial Statements.



Fugitive Emissions Standards


     In 1990, the United States Environmental Protection Agency issued a notice of violation to CNA Holdings alleging that its Rock Hill, South Carolina plant was subject to fugitive emissions standard for benzene under the Clean Air Act based upon the volume of benzene used at the facility. CNA Holdings contested the notice of violation because it believed it had correctly determined in 1984 that the calculation of benzene usage for determining applicability of the standard did not include amounts recirculated within the process after initial use. By 1991, CNA Holdings met the fugitive emissions standard as interpreted by EPA for its three facilities that used benzene: Rock Hill, South Carolina, Narrows, Virginia and Bishop, Texas.

     In 1992, 1993 and 1995, the United States, on behalf of the EPA, filed enforcement actions against CNA Holdings regarding the three plants in federal district courts in South Carolina, Virginia and Texas seeking penalties of up to $25,000 per day. The Virginia and Texas cases were, for most of the time, stayed by consent of the parties while the South Carolina case was litigated through denial of a petition for certiorari to the U.S. Supreme Court. The appellate court in that case upheld EPA's interpretation of the standard but affirmed that CNA Holdings did not have notice of that interpretation prior to August 1989.

Thus no penalties could be assessed prior to that date. The appellate court remanded the case to the district court for a determination of what penalty, if any, should be assessed for the period from August 1989 when CNA Holdings received actual notice of EPA's interpretation through the plant's achievement of compliance in September 1991. The parties have agreed to non-binding mediation to aid settlement negotiations before resuming litigation in the district court and are currently discussing the timetable for this non-binding mediation.

Generic Pharmaceuticals Litigation

     Copley, a former subsidiary of Celanese Americas Corporation, or Celanese Americas, formerly known as Hoechst Corporation, was a defendant in civil litigation stemming from product liability claims related to physical injuries allegedly sustained in connection with the use of the drug albuterol sulfate inhalation solution 0.5%. Celanese sold its interest in Copley in September 1999. During 1995, Copley entered into a class action settlement agreement whereby Copley and its insurers agreed to provide up to E128 million to settle the majority of claims relating to albuterol. A substantial portion of this settlement has been covered by insurance. Copley has set up provisions and issued letters of credit for its share of the settlement and other claims. Claims by persons who opted out of the class action in a timely manner are not covered by the settlement. Copley has established provisions for these claims.

     In September 1994, Copley recalled Brompheril, an over-the-counter decongestant. To date, Celanese is unaware of any claims in connection with this product. In August 1994, the U.S. District Attorney's office informed Copley of the commencement of a grand jury investigation of Copley and some of its employees. In 1997, Copley pled guilty to a one count information charging a violation of Title 18, United States Code, Section 371, a conspiracy to defraud the United States and one of its agencies, the Food and Drug Administration or FDA. As part of the plea, Copley paid a fine of U.S. $10.6 million of which U.S. $7.5 million was accrued in 1996 and U.S. $3.1 million was accrued in 1997. Copley also entered into an agreement with the FDA for an audit, to be conducted by qualified outside auditors acceptable to the FDA, of 20 of Copley's approved abbreviated new drug applications. Copley is cooperating with the FDA, which has agreed to continue to review Copley's pending applications during the audit.

     In September 1998, Great Neck Capital Appreciation Partnership filed a complaint derivatively on behalf of Copley in a Massachusetts Superior Court against six of Copley's directors. Two of these directors are employees or consultants of a Hoechst affiliate, and one of them is an employee of Celanese. In October 1998, Great Neck Capital amended its complaint to add Celanese Americas as a defendant. As a result of the demerger, Celanese Americas and Copley became subsidiaries of Celanese.

     The amended complaint alleges that Celanese Americas used Copley for its own benefit, injured Copley's ability to compete and compromised the independence of Copley's independent directors. The complaint also alleges that the six directors allowed Celanese Americas to use Copley and otherwise breached their fiduciary duties to Copley. The plaintiff seeks damages in an amount in excess of $100 million against all defendants, jointly and severally. The directors and Celanese Americas have moved to dismiss this case. The motion is still pending. The claims against Copley's directors have been submitted to Copley's directors' and officers' liability insurance carriers.

     In May 1999, two Copley shareholders filed a complaint derivatively on behalf of Copley in the Delaware Chancery Court against Celanese Americas, Hoechst and five Copley directors. Two of these directors are employees or consultants of a Hoechst affiliate and one of them is an employee of Celanese. This complaint alleges that Celanese Americas breached various fiduciary duties to Copley in connection with agreements between Celanese Americas and Copley and also breached these agreements. It also alleges that Celanese Americas took various actions with respect to the management of Copley and its efforts to find a buyer for Copley and that it prevented Copley from developing a product that would compete with a product sold by an affiliate of Hoechst. The plaintiffs seek unspecified damages for Copley, to have a receiver appointed to manage Copley and to have Celanese Americas enjoined from buying more shares in Copley. The directors and Celanese Americas have moved to dismiss this case. The claims against Copley's directors have been submitted to Copley's directors' and officers' liability insurance carriers.

Antitrust

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly owned subsidiary of Hoechst, received a grand jury subpoena from the United States District Court for the Northern District of California in connection with a criminal antitrust suit relating to the sorbates industry. On May 3, 1999, Hoechst and the U.S. Federal government entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the United States. Hoechst and the government agreed to recommend that the U.S. District Court fine Hoechst $36 million. Hoechst also agreed to cooperate with the Government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed a penalty as recommended in the plea agreement.


     In addition, the following fourteen civil antitrust actions by consumers of sorbates, seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in California, Tennessee and New York naming Nutrinova and other Hoechst and Celanese subsidiaries as defendants.


     - Fruit Fillings, Inc. v. Nutrinova Nutrition Specialties & Food Ingredients GmbH, et. al. was filed November 18, 1998 in the United States District Court for the Northern District of California.

     - Two suits, C. Mondavi & Sons v. Eastman Chemical Company et al. (filed January 4, 1999) and Mozzarella Fresca, LLC v. Eastman Chemical Company, et al. (filed January 14, 1999) were filed in Superior Court of the State of California, City and County of San Francisco. A Petition for Coordination of these two Superior Court actions was served in February 1999.

     - Orlando's Bakery v. Nutrinova Nutrition Specialties & Food Ingredients GmbH, et. al. was filed on February 24, 1999 in the 20th Judicial District, Chancery Court in Nashville, Tennessee.

     - Ranch v. Nutrinova Nutrition Specialties & Food Ingredients GmbH, et al. was filed on March 24, 1999 in the Superior Court of the State of California, County of San Francisco.

     - Tomaso's Specialty Foods v. Nutrinova Nutrition Specialties & Food Ingredients GmbH, et al. was filed on May 7, 1999, in the United States District Court for the Northern District of California.

     - Chem/Serv, Inc. v. Eastman Chemical Company, et al., was filed on May 14, 1999, in the United States District Court for the Southern District of New York.

     - Consumer Cause, Inc. v. Eastman Chemical Company, et al. was filed on June 28, 1999, in the Superior Court of the State of California, County of San Francisco.

     - Mary Ann's Baking Company Inc. v. Eastman Chemical Company and others, filed on January 22, 1999 at the Superior Court of the State of California in and for the County of Sacramento.

     - Za-Za Inc. dba Silver Tray Cookies et al. v. Eastman Chemical Company and others, filed on December 28, 1998 at the United States District Court for the Northern District of California.

     - James Hodge, doing business as Golf View Market v. Eastman Chemical Company and others, filed on November 2, 1998 at the Circuit Court for Jefferson County, Tennessee.

     - Ohio Chemical Services Inc. v. Eastman Chemical Company and others, filed on May 20, 1999 at the United States District Court for the Northern District of California.

     - Nutri-Shield Inc. v. Eastman Chemical Company and others, filed March 19, 1999 at the United States District Court for the Northern District of California.


     - Kraft Chemical Company et al. v. Eastman Chemical Company et al. was filed on September 15, 1999 in the United States District Court for the Northern District of California.

     These actions are in the early stages of litigation.

     Although the outcome of the foregoing proceedings and claims cannot be predicted with certainty, Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position. In the demerger agreement, Hoechst agreed to pay 80% of liabilities that may arise from the government investigation and the civil antitrust actions related to the sorbates industry.

                                   MANAGEMENT

DIRECTORS AND OFFICERS OF CELANESE

     As required by the German Stock Corporation Act (Aktiengesetz), Celanese has a two-tier board system consisting of a management board (Vorstand) and a supervisory board (Aufsichtsrat). The Celanese management board is responsible for managing Celanese and representing Celanese in its dealings with third parties, while the Celanese supervisory board appoints and removes the members of the Celanese management board and oversees the management of Celanese. Under the German Stock Corporation Act, the Celanese supervisory board is not permitted to make management decisions. Under the German Stock Corporation Act, the Celanese supervisory board may resolve that the Celanese management board must obtain the prior consent of the Celanese supervisory board for matters specified in the Celanese supervisory board's resolution. Celanese expects that the Celanese supervisory board will adopt a resolution requiring its prior consent for matters that it considers are significant to Celanese. Examples of matters for which supervisory boards typically require the management board to obtain prior consent are material acquisitions and divestitures, joint ventures, entry into new business areas, and, subject to minimum threshold amounts and exceptions, the incurrence of indebtedness, issuance of guarantees and creation of mortgages on real estate, where the specific matter is considered to be of significance to a company.

     The Celanese management board must submit regular reports on the operations of Celanese to the Celanese supervisory board, and the Celanese supervisory board is also entitled to request special reports at any time. The German Stock Corporation Act prohibits simultaneous membership on the management board and the supervisory board of a company.

     In carrying out their duties, members of both the Celanese management board and the Celanese supervisory board must exercise the standard of care of a prudent and diligent businessman. Both the members of the Celanese management board and the members of the Celanese supervisory board owe a duty of loyalty and care to Celanese. The interests of Celanese are deemed to include the interests of the shareholders, the interests of the work force and, to some extent, the common interest, and both the Celanese management board and the Celanese supervisory board must take all these interests into account when taking actions or making decisions. Although there is no explicit obligation to act solely in the interests of shareholders, the Celanese management board is required to respect their rights to equal treatment and equal information.

     Under German law, shareholders, like other persons, are prohibited from using their influence on Celanese to cause a member of the Celanese management board or the Celanese supervisory board to act in a way that is harmful to Celanese. A controlling enterprise may not cause Celanese to take measures that are unfavorable to Celanese unless any resulting disadvantage is compensated. An individual shareholder or any other person exerting influence on Celanese to cause a member of the Celanese management board or of the Celanese supervisory board or holders of special powers of attorney (Prokuristen or Handlungsbevollmachtigte) to act in a way that is unfavorable to Celanese or its shareholders is liable for damages to Celanese as well as to Celanese's shareholders to the extent the shareholders have been directly damaged over and beyond their damages resulting from the damage to Celanese. Board members who have neglected their duties in taking the actions are likewise liable for damages.

     As a general rule under German law, a shareholder has no direct recourse against the members of the Celanese management board or the Celanese supervisory board in the event that they are believed to have breached a duty to Celanese. Only Celanese has the right to claim damages from the members of the two Celanese boards. However, shareholders holding one-tenth or more of the nominal share capital may request the enforcement of a claim. Celanese may only waive damages or settle claims against the members of its two boards if at least three years have passed and if the shareholders approve that waiver of settlement at a shareholders' meeting with a simple majority of the votes; provided that the opposing shareholders do not hold, in the aggregate, one tenth or more of the nominal share capital of Celanese and do not formally express their opposition at the shareholders' meeting by having their opposition noted in the minutes of the meeting maintained by a German notary (Notar).

Management Board

     The Celanese management board currently consists of five members who were appointed on September 1, 1999 by the Celanese supervisory board with immediate effect for a period of three years commencing upon the effectiveness of the demerger in accordance with the German Stock Corporation Act.

     Under the Articles of Association (Satzung) of Celanese, any two members of the Celanese management board or any member of the Celanese management board together with the holder of a special power of attorney granted by the Celanese management board, may bind Celanese. The Celanese management board must report regularly to the Celanese supervisory board, in particular, on proposed business policy and strategy, profitability and on the current business of Celanese as well as on any exceptional matters which may arise from time to time.

     The members of the Celanese management board are appointed by the Celanese supervisory board for a maximum term of five years. They may be reappointed or have their term of office extended for one or more five year terms. Under some circumstances, such as a serious breach of duty or a bona fide vote of no confidence by a majority of the votes cast at a shareholders' meeting, a member of the Celanese management board may be removed by the Celanese supervisory board prior to the expiration of such term of office. A member of the Celanese management board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and Celanese.

     Celanese management board decisions are taken with simple majority of the votes, if the law does not require a larger majority. In case of a tie, the vote of the chairman of the Celanese management board is decisive.

     Celanese's management board is mainly comprised of persons who are responsible for the management of Celanese's operating businesses. The current members of the Celanese management board, their respective ages as of August 31, 1999 and their functions are as follows:


                 NAME                   AGE                  FUNCTION
                 ----                   ---                  --------
Claudio Sonder........................  57    Chairman of the Celanese Management
                                              Board; member of the Board of
                                              Management of Hoechst AG, Germany
Perry W. Premdas......................  46    Chief Financial Officer
Knut Zeptner..........................  55    CEO, Celanese Chemicals and Acetates
                                              Responsible for the Acetyl Products,
                                              Chemical Intermediates and Acetate
                                              Products segments
Edward H. Munoz.......................  55    CEO, Ticona Responsible for the Ticona
                                              segment
Dr. Ernst Schadow.....................  57    Director of Personnel, Affiliates,
                                              Environmental Health and Safety
                                              Affairs, Infrastructure and Technology


     All members were appointed in 1999, and their terms expire in 2002.

     Claudio Sonder has served, since 1996, on the Hoechst management board. There he was responsible for the agricultural chemicals, animal health and nutrition businesses, before becoming responsible for Hoechst's Celanese business segment, which is now largely reported under the Acetyl Products, Chemical Intermediates and Acetate Products segment, and Ticona. Mr. Sonder has worked with Hoechst's industrial businesses for more than 30 years in Brazil and Germany. He was the head of Hoechst's Plastics and Films Division in Frankfurt, Germany from 1994 to 1996 and served as chairman and chief executive officer of Hoechst do Brazil from 1983 to 1994.

     Perry W. Premdas was senior executive vice president and chief financial officer of Centeon LLC, Hoechst's blood plasma protein joint venture with Rhone-Poulenc, from 1997 to 1998. Since January 1, 1999, he has been on a special assignment at Hoechst relating to the demerger. In his 23 years with the company, Mr. Premdas has held financial and line positions mainly with the industrial businesses of Hoechst and the former Celanese Corporation in the United States, Germany and Mexico. He served as vice president and treasurer of Hoechst Celanese Corporation from 1996 to 1997 and as vice president and general manager of Hoechst Celanese Corporation's Printing Products Division from 1992 to 1995.

     Knut Zeptner has been president and CEO of Hoechst's Celanese Chemicals and Acetate business segments, which are now largely reported under the Acetyl Products, Chemical Intermediates and Acetate Products segments, based in the United States, since 1998. Mr. Zeptner has worked with Hoechst's industrial businesses for more than 30 years in Germany, the United Kingdom, Japan and the United States. He was the head of Hoechst's Plastics and Films Division in Frankfurt, Germany, from 1996 to 1998, chief executive officer of Hoechst Diafoil, the former polyester film joint venture with Mitsubishi, based in Wiesbaden, Germany, from 1993 to 1996, and executive managing director of Hoechst Japan in Tokyo from 1990 to 1993.

     Edward H. Munoz has been the chief executive officer of Ticona since January 1, 1999. Previously, he was the president of worldwide technical fibers for Trevira, Hoechst's former global polyester fibers and resins business, where he also led the strategy group for divesting Trevira. Mr. Munoz has worked with the industrial businesses of Hoechst and the former Celanese Corporation for almost 30 years in the United States, Mexico and Germany. He served as president of Hoechst's Pigments strategic business unit in Frankfurt, Germany from 1995 to 1997, as director general of Celanese Mexicana from 1993 to 1995, and as president of Hoechst Celanese Corporation's Advanced Materials Group from 1991 to 1993.

     Dr. Ernst Schadow has been a member of Hoechst's management board since 1988, serving as director of personnel and having responsibility for environmental health and safety affairs, Aventis Research & Technology, Messer and the InfraServ companies in Germany. From 1985 to 1988, he was head of Hoechst's Chemicals Division. In his 25 years with Hoechst, he also held positions in corporate planning for Hoechst and in production and technology for the Chemicals Division.

Supervisory Board


     Celanese has approximately 4,100 employees in Germany. Therefore, under the German Stock Corporation Act, the German Co-determination Law (Mitbestimmungsgesetz) and the Articles of Association of Celanese, the Celanese supervisory board will consist of 12 members of whom six are elected by the shareholders and six are elected by representatives of the German based employees. Four of the Celanese supervisory board members representing the employee representatives must be employees of Celanese, whereas the remaining two may be union representatives. Blue collar (Arbeiter) and white collar (Angestellte) employees must be represented in accordance with the ratio of employees who are entitled to vote in the elections.


     Any member elected by the shareholders in a general meeting may be removed by a majority of the votes cast by the shareholders in a general meeting. Any member of the Celanese supervisory board elected by a particular class of employees may be removed by three-quarters of the votes cast by the representatives of that class of employees.

     The Celanese supervisory board appoints a chairman (Vorsitzender des Aufsichtsrats) and a deputy chairman (Stellvertretender Vorsitzender des Aufsichtsrats) from among its members. The chairman of the Celanese supervisory board must be elected by a majority of two-thirds of the members of the Celanese supervisory board. If that majority is not reached in the first vote, the chairman will be elected in a second vote solely by the representatives of the shareholders. At least half the members of the Celanese supervisory board must be present to constitute a quorum. Unless otherwise provided for by law,

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

resolutions are passed by a simple majority of the Celanese supervisory board. In the event of a tie, another vote is held and the chairman then has the deciding vote.


     The term of a Celanese supervisory board member ordinarily expires at the end of the general meeting of shareholders in which the shareholders discharge the Celanese supervisory board member for the fourth fiscal year following the year in which such member was elected. The remuneration of the members of the Celanese supervisory board is determined by resolution at the shareholder meeting.


     Prior to the demerger, Celanese, as an inactive company, had a supervisory board which consisted solely of employees of the Hoechst group who were appointed by Hoechst.

     At the constituent meeting of the supervisory board of Celanese on September 1, 1999, Gunter Metz was elected Chairman of the Celanese supervisory board. Additional shareholder representatives appointed to the Celanese supervisory board were: Khaled Saleh Buhamrah, Alan R. Hirsig, Dr. Joannes C.M. Hovers, Dr. Alfons Titzrath, and Kendrick R. Wilson III. The business address of the members of the Celanese supervisory board is the business address of Celanese AG.


     The composition of the Celanese supervisory board under the German Co-Determination Law must be confirmed in a special status proceeding (Statusverfahren) according to Section 97 of the German Stock Corporation Act. Subsequently, the employee representatives will be initially appointed to the Celanese supervisory board under Section 104 of the German Stock Corporation Act by the local court in Frankfurt for an interim period until Celanese's employees in Germany have elected new representatives in accordance with the provisions of the German Co-Determination Act. Employees of Celanese outside Germany are not entitled to participate in these elections.


     The incumbent members of the supervisory board of Celanese, their respective ages as of August 31, 1999 and their principal occupations are as follows:


           NAME             AGE              PRINCIPAL OCCUPATION
           ----             ---              --------------------
Dr. Gunter Metz...........  63    Chairman of the Celanese Supervisory Board;
                                  former deputy chairman of the Supervisory
                                  Board of Hoechst AG, Germany
Khaled Saleh Buhamrah.....  55    Chairman and Managing Director of
                                  Petrochemical Industries Company, Kuwait
Alan R. Hirsig............  60    Former President and Chief Executive
                                  Officer of ARCO Chemical Company, United
                                  States
Dr. Joannes C. M.           56    Former Chief Executive Officer of Oce N.V.,
  Hovers..................        the Netherlands
Dr. Alfons Titzrath.......  67    Chairman of the Supervisory Board of
                                  Dresdner Bank AG, Germany
Kendrick R. Wilson III....  52    Managing Director, Financial Institutions
                                  Group, Goldman, Sachs & Co., New York


COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of compensation paid by Hoechst during the year ended December 31, 1998 to the officers and directors of Celanese management board and other officers of Celanese, including those officers of Celanese who have primary responsibility for a Celanese corporate function and excluding members of the Celanese supervisory board, for the positions they then held with Hoechst was approximately E6.5 million.

     The aggregate amount of compensation paid by Hoechst during the year ended December 31, 1998 to all members of the Celanese management board for the positions they then held with Hoechst was approximately E2.9 million.

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

     It is currently anticipated that the compensation of the members of the Celanese supervisory board in 1999 will be approximately as follows. In addition to reimbursement of out-of-pocket expenses, members of the Celanese supervisory board will receive a fixed annual payment which will amount to E62,000 for the Chairman, E46,500 for the Deputy Chairman and E31,000 for all other members of the Celanese supervisory board. In addition, for each Celanese supervisory board meeting, they will receive a meeting fee of E3,000 for the Chairman, E2,250 for the Deputy Chairman and E1,500 for all other members of the Celanese supervisory board. Also, each member of the Celanese supervisory board will receive a committee retainer for each membership in a committee of the Celanese supervisory board. The committee retainer will amount to E3,000 for the chairman of the committee and E1,500 for all other members of the committee. All members of the Celanese supervisory board will also be reimbursed for value added tax on these amounts. For those persons who were not members of the Supervisory Board for the full fiscal year, the compensation will be prorated based on the time period they served on the Celanese supervisory board. In addition, Celanese is currently considering the implementation of a stock appreciation rights plan for members of the Celanese supervisory board.

INCENTIVE PLANS

     An important component of Celanese's compensation programs is the provision of additional encouragement for the attainment of Celanese's annual as well as longer term objectives. These incentive plans are designed to attract, retain and motivate executives and staff committed to achieving performance-related targets that enhance in a sustainable manner the value of an investment in Celanese AG shares.

     Employees will participate in the benefits of achieving financial and business as well as individual performance targets through annual incentive programs. From the outset, Celanese also intends to implement long term incentive plans that include equity participation and stock option plans or their equivalent. Celanese is currently in the process of completing the exact structure and terms of these plans.

     The Celanese management board has approved equity participation and stock appreciation rights plans which will take effect at the time the demerger becomes effective and expects that their broad provisions will be as follows:

     The Celanese management board and executives of Celanese worldwide will be eligible for the equity participation plan, a program that does not give the participating persons a right to delivery of stock, but instead a right to receive the cash difference between the base price and the price of the stock on the day of exercise. For the equity participation plan, the participants must invest a defined amount of money in Celanese shares. Two rights will be granted for each share acquired in such investment. All members of the Celanese management board and officers of Celanese who have primary responsibility for a Celanese corporate function have already announced that they will take part in this plan through a substantial investment in Celanese shares. This plan will be only offered in 1999.

     Celanese AG board members and senior executives worldwide will participate in the stock appreciation rights plan, which gives the participants the cash difference between the base price and the price of the stock on the day of exercise. The stock appreciation rights plan does not require an investment in Celanese stock by the participants.

     Under both plans, every right entitles the eligible person to participate in the long-term appreciation in the price of one share of Celanese AG. Rights can be exercised either in full or in part for the first time after the expiration of the two year vesting period which will begin upon the granting of the rights. The term of the rights will end ten years after the start of the respective plans.

     The rights may only be exercised if the performance of Celanese shares on the last trading day before the rights are exercised (or on the next trading day if Celanese shares are not traded on this day), exceeds the performance of a certain share index. The share index is related to a group of defined peer companies.

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

     In 2000, subject to shareholder approval required under German law, Celanese plans to implement a stock option plan, the broad terms of which would be similar to the stock appreciation rights plan described above.

                   RELATIONSHIPS AND THIRD PARTY TRANSACTIONS

RELATIONSHIPS WITH HOECHST

     There is no material ongoing relationship between Celanese and the Hoechst group, although their individual businesses will continue to provide products and services to each other on an arm's-length basis. The previous reorganization of the Hoechst group into a group of independently operating entities simplified the implementation of the demerger. Since employees, rights and contracts, including intellectual property rights, allocable to Celanese's businesses were transferred to the respective operating companies, Celanese's businesses do not rely on the Hoechst group companies for material services.

     Transactions and balances with Hoechst for periods prior to the effectiveness of the demerger are considered to be transactions and balances with a related party. For details on these transactions and balances, see Note 4 to the Combined Financial Statements.

     Celanese financial statements include the results of two captive insurance companies which have written insurance policies covering both businesses operated by Celanese and businesses operated by the Hoechst group. Following the demerger, Celanese expects that all or a substantial portion of the insurance policies written with Hoechst will not be renewed. The total of premiums related to insurance policies written with the Hoechst group businesses during 1998 was E19 million. Had these insurance policies not been written with Hoechst in 1998, there would have been a corresponding fall in the revenues from Other Activities, but a negligible effect on operating profit.

     Celanese is obligated to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities in relation to assets included in the demerger where such liabilities have not been demerged due to transfer or other restrictions. In addition, Celanese and Hoechst have undertaken in the demerger agreement (Spaltungs- und Ubernahmevertrag; the "Demerger Agreement") to cooperate and assist each other in all matters relating to past events such as tax audits, regulatory inquiries and sales of assets. Also, if transfers contemplated in the demerger agreement do not occur because the companies do not obtain required consents, approvals or registrations, Hoechst and Celanese have agreed to place themselves in a position with respect to each other as if the transfer had occurred.

     In connection with the demerger, the contracts relating to the sale of substantially all of Hoechst's polyester fiber and bottle resin businesses were transferred to Celanese. Therefore, Celanese has continuing obligations under these contracts. However, to the extent that liabilities do not relate to the portions of the businesses that were demerged to Celanese, Hoechst will retain those liabilities and indemnify Celanese.

     Nutrinova has a reserve of E55 million as of June 30, 1999 for payments of any kind in connection with the government investigations and litigation associated with the sorbates industry. Hoechst has agreed to indemnify Celanese for 80% of the liabilities arising from these investigations and associated litigation.

     Celanese expects to acquire the production technology development division of Aventis Research and Technologies GmbH & Co KG from Hoechst at fair market value later this year. Celanese may enter into other similar arm's-length arrangements with Hoechst with respect to further non-life sciences assets, none of which is expected to be material.

     For a discussion of the site management and environmental services provided by the InfraServ companies to Celanese and the Hoechst group, see
"Business-Environmental and Other Regulation."

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


                       PRINCIPAL AND SELLING SHAREHOLDERS


     Based on information provided to Hoechst, Celanese has been informed that Kuwait Petroleum Corporation, which is controlled by the Government of Kuwait, had direct or indirect shareholdings representing approximately 24.5% of the outstanding Hoechst shares as of December 31, 1998. Hoechst subsequently completed a share buy-back program which resulted in Kuwait Petroleum Corporation's shareholding increasing to approximately 25.8%. In the demerger, Kuwait Petroleum Corporation received a percentage interest in Celanese shares equal to its percentage interest in Hoechst shares prior to the demerger. Celanese is not aware of any voting agreements or other agreements of any kind between Kuwait Petroleum Corporation and any of Celanese's other shareholders. Kuwait Petroleum Corporation may have the ability, as a matter of German corporate law, to block some corporate actions by Celanese which are subject to approval by shareholders at a meeting with a majority of 75% of the votes cast or, as the case may be, 75% of the share capital represented at the meeting.


     In connection with the redistribution, Petrochemical Resources Holdings B.V., or PRH, which is a subsidiary of Kuwait Petroleum Corporation, has agreed on its own behalf and on behalf of other companies under common control with PRH, that it will not, without the prior written consent of the global coordinators, directly or indirectly, offer, sell, contract to sell or otherwise dispose of or otherwise enter into any transaction (including a derivative transaction) having an economic effect similar to a sale of, or announce the offering of, any shares of Celanese or any securities which are convertible into or exchangeable for, or which otherwise represent the right to acquire, shares of Celanese for a period of six months from the commencement of official trading of Celanese shares on the Frankfurt Stock Exchange. The foregoing restrictions will not apply in the case of sales or transfers in private transactions to one or several strategic investors or to one or several entities which are wholly-owned subsidiaries or parents of, or any corporation or entity which is controlling, controlled by or under common control with PRH, provided in each case that the transferees agree to be bound by the foregoing restrictions.



     In consideration of the foregoing agreement, Celanese has entered into an offering rights agreement with PRH. The obligations under the agreement will remain in effect until three months after the holdings of PRH and companies under common control with PRH fall below 10% of the outstanding Celanese shares and independent United States counsel to Celanese provides an opinion that PRH (considered together with companies under common control with PRH) is no longer an "affiliate" within the meaning of that term under the Securities Act. The agreement entitles PRH to effect up to a maximum of three demands on Form F-1, provided that only one such demand may be exercised in the first year of trading of the shares on the New York Stock Exchange, and up to a maximum of 10 demands on Form F-3, or 11 demands on Form F-3 in the event that Celanese institutes a capital increase other than a capital increase related solely to shares issuable under an employee stock option plan or similar employee benefit plan, in each case subject to a maximum of two demand registrations per year and a minimum offering size of U.S.$75 million.



     PRH will also be entitled to unlimited incidental, or piggyback, registration rights to register its shares whenever Celanese proposes to register securities under the Securities Act, except:



     - where Celanese is solely registering stock issuable under an employee stock option plan or similar employee benefit plan;



     - a registration on Form S-4 or Form F-4 relating solely to a transaction designated as being within the terms of Rule 145 under the Securities Act; or



     - a registration on a registration statement on any other form which does not include substantially the same information as would have to be included in a registration statement covering the sale of Celanese shares.

     In advance of proceeding with a public offering of any equity securities which would give rise to PRH's incidental registration rights, Celanese will first consult with PRH as to its interest at that time in selling any of its shares, and Celanese shall use its best efforts to cause the underwriter or underwriters of that proposed underwritten public offering to permit inclusion in that offering of the number of shares PRH requests. If the underwriter or underwriters in that offering determine that for marketing reasons they cannot sell all of the shares that Celanese, PRH and any other selling shareholders with registration rights wish to sell and therefore decide to scale down the size of the offering, the underwriter or underwriters may limit the number of shares PRH and such other selling shareholders are allowed to sell. In such an event, PRH will be given preference over any other selling shareholder and will only be subject to a scale-down if necessary after all other selling shareholder shares have been eliminated from the offering. However, PRH has agreed that, when necessary to enable Celanese to complete a desirable transaction, it will consider entering into an amendment to its registration rights agreement to enable Celanese to grant registration rights to another shareholder that will enable that shareholder to participate in an incidental registration subject only to a scale-down which would be pro rata with that of PRH. In the event that it is subject to a scale-down as a result of entering into an amendment of this nature, PRH will receive an additional demand registration right exercisable in the 12 month period following that registration.



     Celanese will pay all registration expenses (other than underwriting discounts and commissions and fees and disbursements of any special counsel or any other advisors retained by PRH or PRH's internal costs and expenses incurred in connection with any registered offering). The offering rights agreement also contains customary terms and provisions with respect to, among other things, registration procedures and rights of indemnification and contribution granted by parties thereunder in connection with the sale of shares.



     To the knowledge of Celanese, as of August 31, 1999, the six shareholder representatives on Celanese's supervisory board hold 830 Hoechst shares, the five members of Celanese's management board hold 300 Hoechst shares, and other executives of Celanese hold 3,356 Hoechst shares. Based on the ten to one exchange ratio, these persons will receive less than 1% of the Celanese shares distributed to Hoechst shareholders in the demerger.


                   DESCRIPTION OF SECURITIES TO BE REGISTERED

     Following is a description of the material rights and restrictions applicable to the Celanese shares, including brief descriptions of some of the provisions contained in the Articles of Association of Celanese AG. This description is a summary and does not purport to be complete.

     The share capital of Celanese AG consists of Celanese shares issued in registered form. Record holders of Celanese shares will be registered in the share register (Aktienbuch) administered on behalf of Celanese AG by a subsidiary of Deutsche Bank AG, Celanese AG's transfer agent and registrar in Germany under a Transfer Agency Agreement (Vertrag uber technische Abwicklungsleistungen bei der Einrichtung und Fuhrung des Aktienbuches der Celanese AG) and ChaseMellon Shareholder Services, Celanese AG's transfer agent and registrar in New York, New York under the Transfer Agency Agreement. The German transfer agent will maintain the global register of shareholders of Celanese AG. Upon completion of the demerger, the issued and outstanding share capital amounted to DM279,576,845, divided into 55,915,369 Celanese shares of no par value.

     The share capital of Celanese AG may generally be increased for consideration of contributions in cash or in property by a resolution passed at a meeting (Hauptversammlung) of the shareholders of Celanese AG with a majority of the share capital represented at the meeting of the shareholders at which the resolutions are passed. In advance of each such meeting, the transfer agent in the United States will forward material prepared by Celanese AG relating to that meeting to holders of Celanese shares with addresses in the United States. If the preemptive rights of the shareholders are excluded, the resolution

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

requires a majority of three quarters of the share capital represented with respect to the vote taken on that resolution. The creation of an authorized capital (Genehmigtes Kapital) or a conditional capital (Bedingtes Kapital) also requires a majority of three quarters of the share capital represented at the general meeting. By means of an authorized capital, the Celanese AG management board may be authorized for a period of up to five years, with the approval of the Celanese AG supervisory board, to increase the share capital. By means of authorized and conditional capital, the Celanese AG management board may be authorized, with the approval of the Celanese AG supervisory board, to increase the share capital for purposes to be stipulated in the shareholder resolution. These purposes may include employee stock option plans, mergers and the issuance of shares to holders of option bonds and convertible bonds. Upon completion of the demerger, Celanese AG had no authorized or conditional capital. Authorized or conditional capital could be created by shareholders resolution after the date the demerger was completed.

     The general meeting of shareholders of Celanese AG may also vote on the issuance of preference shares. Upon completion of the demerger, Celanese AG will not have any issued preference shares.

     The capital stock of Celanese AG consists of shares, which are issued in registered form with no par value. Under the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on a stock exchange within the European Union are obligated to notify that company and the German Federal Agency for the Supervision of Securities Trading of the level of their holding whenever that holding reaches, exceeds or falls below thresholds, which have been set at 5%, 10%, 25% 50% and 75% of a company's outstanding voting rights without delay, but in any event within seven calendar days. In addition, all natural or juridical persons holding 5% or more of the voting rights of a German listed stock corporation are required to provide that company with an initial notification of the level of their holding prior to the first annual general meeting of that company.

VOTING RIGHTS

     Because Celanese is issuing registered shares, each Celanese shareholder must provide his name, address and profession (if a company, the name of the company, its business address and corporate seat) as well as the number of shares held so that this information can be recorded in the shareholder register of Celanese. Each shareholder who has registered with Celanese on a timely basis, by facsimile or mail, and is currently listed in the shareholder register, is entitled to participate in and vote at the shareholders' meeting. Timely registration must allow for at least two days to fall between the receipt of the registration and the day of the shareholders' meeting. Transfers of shares that are expected after the aforementioned date for time of registration will not be recorded in the shareholder register until after the shareholders' meeting.

     Each Celanese share entitles the holder thereof to one vote at general meetings of shareholders of Celanese AG. Resolutions are passed at a general meeting of the shareholders of Celanese AG with a majority of the votes cast, or, in the event a majority of the share capital is required, with a majority of the share capital represented with respect to the vote taken, unless another majority is required by law. The German Stock Corporation Act and the Articles of Association of Celanese AG require that, among other things, the following significant resolutions be passed by a majority of the votes cast and at least three-quarters of the issued share capital represented with respect to the vote taken on such resolution:

     - Capital increases concerning contingent capital and authorized capital;

     - Capital decreases;

     - A dissolution of Celanese AG;

     - A merger of Celanese AG into or a consolidation of Celanese AG with another stock corporation;

     - A split or spin-off;

     - A transfer of all or substantially all of Celanese AG's assets;

     - A change of Celanese AG's corporate form;

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

     - The conclusion of inter company agreements (Unternehmensvertrage), including in particular corporate control and profit and loss absorption agreements; and

     - The exclusion of shareholders' preemptive rights.

     An extraordinary general meeting of the shareholders of Celanese AG may be called by the Celanese AG management board, the Celanese AG supervisory board, by shareholders holding in the aggregate at least 5% of the issued shares. The right to attend and vote at a shareholders' meeting is accorded only to those shareholders who are holders of record of Celanese shares on the date of the meeting and who have notified Celanese that they wish to attend the shareholder meeting no later than on the third day immediately preceding the meeting date. Notice of shareholder meetings must be published in the German Federal Gazette (Bundesanzeiger) at least one month prior to the last day on which the shareholders may notify Celanese that they wish to attend the meeting.

     Although notice of the annual general meeting or an extraordinary meeting is required to be given as described above, neither the German Stock Corporation Act nor the Articles of Association of Celanese AG have any minimum quorum requirement applicable to such meetings.

     A resolution amending the Articles of Association of Celanese AG must be passed by a majority of the votes cast and at least a majority of the share capital represented with respect to the vote taken on such resolution at the meeting of shareholders at which the resolution is considered unless the German Stock Corporation Act requires that the resolution be passed by at least three-quarters of the share capital represented at the meeting, e.g., for an amendment of the objects clause.

DIVIDENDS AND OTHER DISTRIBUTIONS

     Generally, dividends are declared at the annual general meeting of shareholders, which must be held within eight months from the end of the fiscal year. Dividends, if any, are paid once a year. For each fiscal year, the Celanese AG supervisory board and the Celanese AG management board ratify the financial statements and recommend the disposition of all unappropriated profits, including the net profits of Celanese AG. Celanese AG's net profits may be distributed by way of dividend among the holders of Celanese shares to the extent that shareholders, by action at the annual general meeting, do not specify any other use.

     Under German law, dividends may be declared and paid only from balance sheet profits as shown in the unconsolidated annual financial statements of Celanese AG, i.e., not from the consolidated profits of Celanese AG, as adopted and approved by resolutions of the Celanese AG management board and the Celanese AG supervisory board. In determining the distributable balance sheet profits, the Celanese AG management board and the Celanese AG supervisory board are permitted, in their own discretion, to allocate to the profit reserves up to 50% of the annual surplus (Jahresuberschuss) that remains after the deductions of the amounts to be allocated to the statutory reserves and losses carried forward. The annual surplus may be increased by withdrawals from the profit reserves and from profits carried forward in previous years. The shareholder meeting which votes on the distribution of profits is entitled to allocate additional amounts to the profit reserves or to carry forward the profits in part or in full. Profits carried forward may be fully used for dividends in later years, whereas amounts allocated to the profit reserves are available for dividends only if and to the extent the profit reserves have been dissolved thereby increasing the annual surplus.

     Dividends approved at the shareholders' meetings are payable promptly after such meeting, unless otherwise decided at the shareholders' meeting. U.S. registered shareholders will be entitled to elect whether to receive payments of dividends in E or U.S.$. Generally, if a U.S. registered shareholder elects to receive payments of dividends in U.S.$, the U.S. transfer agent must convert cash dividends and other cash distributions which it receives for that shareholders into U.S.$, prior to payment to that shareholder. The amount distributed to that shareholder will be reduced by any amounts required to be withheld by Celanese AG or the U.S. transfer agent on account of taxes or other governmental charges. If, however, the U.S. transfer agent, in its judgment and following consultation with Celanese AG, determines that any

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

foreign currency received by it cannot be converted into U.S.$ and transferred to that shareholder, the U.S. transfer agent may distribute the foreign currency, an appropriate document evidencing the right to receive such currency or hold the foreign currency for the account of the shareholder entitled to receive the same.

     Whenever the transfer agents receive any distribution other than cash, Celanese shares or rights, the transfer agents will cause these securities or property to be distributed to holders of Celanese shares in proportion to their holdings. If the transfer agents determine that any such distribution cannot be made proportionately among the holders of Celanese shares entitled thereto or if for any other reason, including any withholding on account of taxes or other governmental charges or securities law requirements, the transfer agents determine that such distribution is not feasible or may not be legally made, the transfer agents may, following consultation with Celanese AG, adopt a method they deem equitable and practicable for the purpose of effecting such distribution, including the public, or private sale of all or a portion of such securities or property and the distribution by the transfer agents of the net proceeds from any such sale as in the case of a distribution of cash.

     In the event that the transfer agents determine that any distribution in cash or property is subject to any tax or governmental charges which the transfer agents are obligated to withhold, the transfer agents may use such cash or dispose, including by public or private sale, of all or a portion of such property in such amounts and in such manner as the transfer agents deem necessary and practicable to pay such taxes or governmental charges, and the transfer agents shall distribute the net proceeds of any such sale or the balance of any such cash or property after deduction of such taxes or governmental charges to the holders of Celanese shares entitled thereto in proportion to their holdings.

RECORD DATES

     In accordance with the German Stock Corporation Act, the record date to determine the holders of Celanese shares entitled to the payment of dividends or any other distributions will be the date of the general meeting of shareholders at which such dividends or other distributions are declared. The record date to determine the holders of Celanese shares entitled to vote at a general meeting will be the date of that general meeting. However, holders of Celanese shares who are registered in the share register on the date of the meeting will be entitled to attend and vote at the meeting only if those holders have given Celanese AG notice of their desire to attend that meeting no later than the third day immediately preceding the date of that meeting.

LIQUIDATION RIGHTS

     In accordance with the German Stock Corporation Act, upon a liquidation of Celanese AG, any liquidation proceeds remaining after paying off all of Celanese AG's liabilities would be distributed among the holders of Celanese shares in proportion to the total number of shares held by each holder.

PREEMPTIVE RIGHTS

     Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for any issue by such corporation of shares, debt instruments convertible into shares and participating debt instruments in proportion to the shares held by such shareholder in the existing capital of such corporation. The German Stock Corporation Act provides that this preferential right can only be excluded by a shareholders' resolution passed at the same time as the resolution authorizing the capital increase. A majority of at least three quarters of the nominal capital represented at the meeting is required for the exclusion. The exclusion of preemptive rights is permitted if it is objectively justified, in particular if a capital increase against contributions in cash does not exceed 10% of Celanese AG's capital stock and the issue price is not materially below the market price.

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

NOTICES AND REPORTS

     Upon Celanese AG giving notice, by publication or otherwise, of any meeting of holders of Celanese shares or any adjourned meeting of those holders, or taking any action with respect to any cash or other distributions or the offering of any rights, Celanese AG will transmit to the U.S. transfer agent a copy of the notice thereof in the form given or to be given to holders of Celanese shares. The U.S. transfer agent will, depending on the nature of the communication, arrange for the prompt mailing of copies of those notices and other reports and communications which are received by the U.S. transfer agent to all U.S. registered shareholders to the extent not previously mailed.

     The transfer agents will make available for inspection by the holders of Celanese shares at their principal offices any notices, reports and communications, including any proxy soliciting materials, received from Celanese AG which are both received by the transfer agents or their nominees and made generally available to the holders of Celanese shares by Celanese AG. The U.S. transfer agent will also send to U.S. registered shareholders copies of those notices, reports and communications when furnished by Celanese AG.

SHARE REGISTER


     The share register of Celanese AG will be maintained, on behalf and under the responsibility of the Celanese AG management board, by Registra Services GmbH, Eschborn/Ts., Germany, a subdivision of Deutsche Bank AG, Frankfurt am Main Germany, for registration of any holder of Celanese shares as a shareholder of Celanese AG, upon that shareholder's request. The share register will be open for inspection by the shareholders of Celanese AG during normal business hours at the principal offices of Celanese AG.


TRANSFER AGENTS


     The transfer agents who will maintain the German and U.S. sub-share registers will be paid customary fees for their services under the transfer agents agreements. Holders of Celanese shares will not be required to pay any fees or charges incident to the transfer and registration of their shares on the share register of Celanese AG in connection with the demerger, nor will those holders be required to pay any fees or charges incident to the conversion of dividends from euro to U. S. dollars. Neither the transfer agents nor Celanese AG will be liable to the holders of Celanese shares if prevented or delayed by law or by reason of any provision of the Articles of Association of Celanese or by any circumstances beyond their control from performing their obligations.


GOVERNING LAW


     The agreement regarding maintenance of the share register will be governed by the laws of the Federal Republic of Germany.


EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     The DM is a fully convertible currency. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (Deutsche Bundesbank), subject only to immaterial exceptions, any payment received from or made to an individual or a corporation resident outside Germany if such payment exceeds DM 5,000 or the equivalent in a foreign currency or in E. In addition, German residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed DM 3 million or the equivalent in a foreign currency during any one month. German residents must also report any direct investment outside Germany if such investment exceeds DM 100,000 or the equivalent in a foreign currency or in E.

     Neither German law nor the Articles of Association of Celanese imposes any limitations on the right of non-resident or non-German owners to hold or vote the Celanese shares.

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

                            NATURE OF TRADING MARKET

GENERAL

     In connection with the demerger, an application has been filed to list the Celanese shares on the Frankfurt Stock Exchange and on the New York Stock Exchange. As Celanese shares are in registered form, they can be listed directly on the New York Stock Exchange without the creation of a depositary receipt facility. The Celanese shares will trade on the New York Stock Exchange under the symbol "CZ" and on the Frankfurt Stock Exchange under the symbol "CZZ" and under the German securities code number (Wertpapierkennummer) 575 300.

     At June 30, 1999, based on information supplied by The Bank of New York, the depositary for Hoechst's American depositary receipt program, approximately less than 5% of Hoechst's then outstanding share capital, was held in the form of American depositary shares. Since Hoechst's shares, other than those that are held in the form of American depositary shares, are in bearer form, it is not possible to determine how many Hoechst shares are held by residents of the United States or, therefore, how many Celanese shares received in the demerger will initially be held by residents of the United States. However based on Hoechst's internal analysis of its shareholder base, Celanese believes that it is unlikely that the percentage of Celanese shares to be received by United States residents in the demerger will initially exceed 10%. The foregoing percentage does not reflect any effects in the Celanese shareholder base which may result from the redistribution or in subsequent trading.

TRADING ON THE FRANKFURT STOCK EXCHANGE

     The Frankfurt Stock Exchange, which is operated by Deutsche Borse AG, is the most significant of the eight German stock exchanges and accounted for approximately 78% of the turnover in exchange-traded shares in Germany in 1998. As of December 31, 1998, the equity securities of 1,958 corporations, including 1,418 foreign corporations, were traded on the Frankfurt Stock Exchange.

     Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 5:30 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but such securities also change hands in interbank dealer markets.

     On behalf of the Frankfurt Stock Exchange, the Association of Members of the Frankfurt Stock Exchange (Kursmaklerkammer Frankfurt am Main) publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices as well as the yearly high and low prices for all traded securities.

     A computerized trading system now known as Xetra is operated by Deutsche Borse. Trading may be conducted only by banks and securities dealers who have been admitted to trading on at least one German stock exchange. Trading through the Xetra system takes place from 9:00 a.m. to 5:30 p.m., Central European Time, on each business day. Celanese has been advised by Deutsche Borse that the Celanese shares will be traded through the Xetra system.

     Transactions on the Frankfurt Stock Exchange, including transactions through the Xetra system, are settled on the second business day following the trade. Transactions off the Frankfurt Stock Exchange, e.g. some large trades or trades with a non-German party, are generally also settled on the second business day following the trade, although a different period may be agreed to by the parties. Under the German banks' standard terms and conditions for securities transactions, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

     A quotation can be suspended by the Frankfurt Stock Exchange if orderly trading is temporarily endangered or if a suspension is deemed to be necessary in order to protect the public. Trading activities on the German stock exchanges are monitored by the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel), the respective German state stock exchange supervisory authorities and the respective supervisory authorities for securities trading at the individual stock exchanges.
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

     Celanese's management believes that Celanese shares will meet the M-DAX Index criteria and will be included in the M-DAX index either at the time of the next index review or at a later time of review. The M-DAX is a continuously updated, capital-weighted performance index of the lower 70 of the top 100 German highly capitalized companies. In principle, the shares included in the M-DAX are selected on the basis of their stock exchange turnover and their market capitalization.

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

                 MATERIAL UNITED STATES FEDERAL INCOME TAX AND
                           GERMAN TAX CONSIDERATIONS

TAX CONSEQUENCES OF HOLDING SHARES OF CELANESE SHARES

     The following is a discussion of the material United States federal income and German tax consequences to Qualified Holders holding Celanese shares. This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a "Qualified Holder" means a beneficial owner of Celanese shares which
(1) is a resident of the United States for purposes of the United States-Germany Income Tax Treaty, which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold Celanese shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services, (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty and (4) owns, directly or indirectly, less than 10% of the Celanese shares. This discussion assumes that the Qualified Holder holds Celanese shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, such as Qualified Holders whose stock was acquired under the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers. This discussion also does not address any aspects of state, local or non-United States tax law.

     EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING CELANESE SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING CELANESE SHARES.

TAXATION OF DIVIDENDS

     Under German law, German corporations are required to withhold tax on dividends in an amount equal to 25% of the gross amount paid to resident and nonresident shareholders. Subject to limitations, a partial refund of this 25% withholding tax can be obtained by Qualified Holders under the Income Tax Treaty. Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10% of Celanese shares.

     In the case of any Qualified Holder, the German withholding tax is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15% of the gross amount of the dividend. In addition, so long as the German imputation system provides German resident individual shareholders with a tax credit in respect of dividends paid by German corporations, the Income Tax Treaty provides that Qualified Holders are entitled to an additional refund equal to 5% of the gross amount of the dividend. For United States federal income tax purposes, the benefit resulting from this additional 5% treaty refund is treated as a refund received by the Qualified Holder with respect to German corporate taxes equal to 5.88% of the gross amount of the dividend, subject to a German withholding tax of 0.88% (15% of 5.88%). Qualified Holders will not be entitled to the dividends received deduction with respect to dividends paid by Celanese.

     Thus, for each $100 of gross dividend paid by Celanese to a Qualified Holder, the dividend after partial refund of the 25% withholding tax under the Income Tax Treaty will be subject to a German withholding tax of $15. If the Qualified Holder also applies for the additional 5% treaty refund, German withholding tax is effectively reduced to $10; the cash received per $100 of gross dividend is $90. For United States federal income tax purposes, the Qualified Holder is generally treated as receiving a total dividend of $105.88 (to the extent paid out of current or accumulated earnings and profits of Celanese as determined for United States federal income tax purposes), consisting of the $100 gross dividend and the deemed refund of German corporate tax of $5.88. The notional $105.88 dividend is deemed to have been subject to German withholding tax of $15.88. Thus, for each $100 of gross dividend, the Qualified Holder will include $105.88 in gross income and may be entitled to a foreign tax credit of $15.88, subject to applicable limitations of United States federal income tax law.

     Dividends paid in DM (or E) to a Qualified Holder of Celanese shares will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends (including any deemed refund of German corporate tax) are received or treated as received by such holder. If dividends paid in DM (or E) are converted into dollars on the date received or treated as received, Qualified Holders generally should not be required to recognize foreign currency gain or loss in respect of each dividend.

     A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. Effective January 1, 1998, the rate of this surtax has been reduced from 7.5% to 5.5%. Based on the new rate, the surtax amounts to 1.375% (5.5% x 25%) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

REFUND PROCEDURES

     To claim the refund reflecting the reduction of the German withholding tax from 25% to 15%, the additional 5% treaty refund and the refund of the 5.5% German surtax, when applicable, a Qualified Holder must submit (either directly or, if arrangements are made with a depositary, through a depositary) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fur Finanzen 10117 Berlin, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225,
Attention: Taxpayer Service Division, Room 900.

     Qualified Holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. That certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the Qualified Holder's name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification directly to the German tax authorities. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

     In accordance with arrangements under the U.S. Transfer Agent Agreement, the Celanese shares held by Qualified Holders will be registered with the U.S. Transfer Agent, which will receive and distribute dividends to Qualified Holders of Celanese shares and perform administrative functions necessary to claim the refund reflecting the reduction in German withholding tax from 25% to 15% (to 5% for 10% Holders), the additional 5% treaty refund and the refund of the 5.5% German surtax, when applicable, for those holders. These arrangements may be amended or revoked at any time in the future.

     The U.S. Transfer Agent will prepare the German claim for refund forms on behalf of the Qualified Holders of Celanese shares and file them with the German tax authorities. In order for the U.S. Transfer Agent to file the claim for refund forms, the U.S. Transfer Agent will prepare and mail to the Qualified Holders of those Celanese shares, and those holders will be requested to sign and return to the U.S. Transfer Agent, (i) a statement authorizing the U.S. Transfer Agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes and (ii) a written authorization to remit the refund of withholding to an account other than that of the Qualified Holder. Qualified Holders must also submit to the U.S. Transfer Agent certification (IRS Form 6166) of their last filed United States federal income tax return. The U.S. Transfer Agent will attach the signed statement, the IRS Form 6166 and the documentation issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities.

     To the extent Qualified Holders own Celanese shares registered with brokers participating in the Depository Trust Company, it is expected that such brokers will assist the U.S. Transfer Agent in performing the procedures described above and, in particular, prepare and forward the German claim for refund forms together with the required documentation to the U.S. Transfer Agent. The U.S. Transfer Agent will then file the German claim for refund forms and any attachments thereto with the German tax authorities.

     The German tax authorities will issue refunds denominated in DM or E. In the case of Celanese shares held by Qualified Holders, the refunds will be issued in the name of the U.S. Transfer Agent, which will convert the refunds to dollars and issue corresponding refund checks to the Qualified Holders of such Celanese shares and brokers. Those brokers, in turn, will remit corresponding refund amounts to the Qualified Holders holding Celanese shares registered with such brokers. Qualified Holders of Celanese shares who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the dollar value of the refund received or treated as received by the Qualified Holder differs from the U.S.$ equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the Qualified Holder.

TAXATION OF CAPITAL GAINS

     Under the Income Tax Treaty, a Qualified Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of Celanese shares.

     Upon a sale or other disposition of Celanese shares, a Qualified Holder will recognize capital gain or loss for United Sates federal income tax purposes equal to the difference between the amount realized and the Qualified Holder's adjusted tax basis in Celanese shares. In the case of an individual Qualified Holder of Celanese shares, any such capital gain will be subject to a maximum United States federal income tax rate of 20%, if the individual Qualified Holder's holding period in these Celanese shares is more than 12 months.

GERMAN GIFT AND INHERITANCE TAXES

     The United States-Germany estate tax treaty provides that an individual whose domicile is determined to be in the United States for purposes of such treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual's death or making of a gift unless the Celanese shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

     The United States-Germany estate tax treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to limitations, in a case where the Celanese shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

GERMAN CAPITAL TAX (VERMOGENSTEUER)

     The Income Tax Treaty provides that a Qualified Holder will not be subject to German capital tax (Vermogensteuer) with respect to the Celanese shares. As a result of a judicial decision, the German capital tax (Vermogensteuer) presently is not imposed.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividends on Celanese shares, and payments of the proceeds of a sale of Celanese shares, paid within the United States or through U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 31% rate unless the Qualified Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

                               THE REDISTRIBUTION

     Celanese, presently a subsidiary of Hoechst, will become an independent company in a German demerger, or spin-off, on or about October 22, 1999. In the demerger, Hoechst will distribute all the outstanding shares of Celanese to Hoechst shareholders, with each Hoechst shareholder receiving one Celanese share for every 10 Hoechst shares owned.


     In order to facilitate the matching of supply and demand for Celanese shares prior to the start of trading of Celanese shares, Celanese has retained redistribution managers to manage the redistribution in the United States, including Credit Suisse First Boston and Dresdner Kleinwort Benson, as joint global coordinators and bookrunners.


               REDISTRIBUTION MANAGERS                                   ROLES
               -----------------------                                   -----
Credit Suisse First Boston Corporation                  Joint Global Coordinator and Bookrunner
Dresdner Kleinwort Benson North America LLC             Joint Global Coordinator and Bookrunner
Deutsche Bank Securities Inc.                           Co-lead
Goldman, Sachs & Co.                                    Co-lead
J.P. Morgan Securities Inc.                             Co-lead


     The indicative redistribution price range has been determined by the joint global coordinators in consultation with Celanese.


     Hoechst shareholders who do not wish to retain the Celanese shares they will receive in the demerger have been invited to participate in the redistribution by providing their custodian bank (Depotbank) with an irrevocable commitment (each a "Commitment") to sell all or a portion of the Celanese shares they will receive in the demerger during the period (the "Supply Period") from October 11 to October 20, 1999 (inclusive). Hoechst ADS holders who do not wish to retain the Celanese shares they will receive in the demerger have been invited to participate in the redistribution by providing The Bank of New York, the depositary for the Hoechst ADS program, with an irrevocable commitment (each also a "Commitment") during the period ("the ADS Supply Period") from October 11 to October 19, 1999 (inclusive). This is necessary to enable The Bank of New York to collate these commitments and take the necessary action with respect to the underlying Hoechst shares held by the depositary in respect of Hoechst ADSs on October 20, 1999. These periods may be extended and, if so extended, Commitments will remain valid unless withdrawn. Each Commitment must be in respect of a whole number of Celanese shares and may be provided with or without a price limit. The redistribution managers will not know the exact number of Celanese shares that will be available for sale through the redistribution until after the close of the Supply Period on October 20, 1999.


     For Commitments with a price limit per share, the price limit must be within the indicative redistribution price range of E16.00 to E23.00 per Celanese share (inclusive) and must be made at either E0.25, E0.50, E0.75 or whole euro intervals. Commitments without a price limit will be deemed by the redistribution managers to have a price limit per share at the lower end of the indicative redistribution price range. All Commitments will be deemed valid at any redistribution price above their price limit.


     The redistribution managers intend to use their best efforts to find purchasers for those Celanese shares for which Commitments from Hoechst shareholders are received. Accordingly, the redistribution managers will take indications of interest (each an "Indication") in purchasing Celanese shares during the period from October 11 to October 22, 1999 (inclusive) (the "Demand Period"). This period may also be extended.

     Each indication must be in respect of a whole number of Celanese shares and may be provided with or without a price limit per share.


     For indications with a price limit per share, the price limit must be within the indicative redistribution price range of E16.00 to E23.00 per Celanese share (inclusive) and must be made at either E0.25, E0.50, E0.75 or whole euro intervals. Indications without a price limit will be deemed by the redistribution managers to have a price limit per share at the upper end of the indicative redistribution price range. All indications will be deemed valid at any redistribution price below their price limit.



     The indicative redistribution price range may be adjusted, and, if any such adjustment occurs, it will be published through electronic media and in the newspapers where the redistribution pronouncement is published. Under these circumstances Commitments will be deemed valid only at or above their original price limit and Indications will be deemed valid only at or below their original price limit. The redistribution managers are not obligated to take and pay for any of the Celanese shares for which Hoechst shareholders have provided irrevocable commitments. The obligations of the redistribution managers are subject to the approval of various legal matters by their counsel and to other conditions. The redistribution managers are acting as intermediaries between Hoechst shareholders who provide Commitments and prospective purchasers who provide Indications and neither Hoechst shareholders who provide Commitments nor prospective purchasers who provide Indications have a right to execution based upon their Commitments and indications, respectively.


     In the event that both Commitments and Indications are received, the redistribution price will be set at that level -- taking into account all received price limits -- which maximises the number of shares which can be redistributed. In determining the available amount of demand each investor's Indications will be limited to a maximum of 5% of the outstanding share capital of Celanese AG in the aggregate. In the event that more than one price would allow the maximum amount of Celanese shares to be redistributed, the redistribution price will be set at the lower price.

     On or around October 25, 1999, the Hoechst AG shares will be traded and listed "ex-Celanese".

     In the event that the redistribution managers find purchasers for a greater number of shares than have been irrevocably committed for sale at the redistribution price, the allocation of Celanese shares to purchasers will be at the discretion of the joint global coordinators, on behalf of the redistribution managers. In the redistribution investors that are considered likely to retain the Celanese shares as a long term investment may be given preferential treatment in the allocation of shares. If, in determining the total amount of Celanese shares to be redistributed, an investor's Indications have been limited to 5% of the share capital of Celanese AG, these Indications will be allocated no more than 5% of the share capital of Celanese AG. In the event that the redistribution managers find purchasers for a lesser number of shares than have been irrevocably committed for sale, the redistribution managers shall purchase the Celanese shares which have been so irrevocably committed on a pro-rata basis. The pro-rata factor will be determined by the ratio between all received Commitments and received Indications at the determined redistribution price. Fractional Celanese shares which result from pro-rata purchases will be rounded to three decimal places. Celanese shares which have not been sold in the redistribution will remain with Hoechst shareholders. Fractional Celanese shares will be eliminated after the redistribution through fractional share trading (Teilrechtehandel). When providing their custodian bank (Depotbank) with a Commitment, Hoechst shareholders who do not wish to retain the Celanese shares they will receive in the demerger will be required to instruct their custodian bank (Depotbank) with respect to fractional Celanese shares.

     The joint global coordinators will publish the redistribution price, the pro-rata factor (if any) and the total amount of redistributed Celanese shares on or about October 24, 1999. Prospective purchasers who have given their Indication to a redistribution manager will receive their allocation from the respective redistribution manager.

     Hoechst shareholders who do not wish to retain the Celanese shares they will receive in the demerger have to instruct the custodian bank where they have deposited their respective Hoechst shares accordingly. The custodian banks are obliged to report all Commitments to a redistribution manager and to block the respective amount of Hoechst shares from the date they receive the respective Commitment until the end of the Demand Period. Blocked Hoechst shares will be assigned the new security registration number (Wertpapier-Kenn-Nummer) 575803 and will not be deliverable through the clearing system. The sale of Hoechst shares which cannot be delivered through the clearing system is not permitted. Blocked Hoechst shares will be reassigned back to the original security registration number (Wertpapier-Kenn-Nummer) 575800 by the respective custodian bank after completion of the redistribution.

     Commitments from Hoechst shareholders are revocable until the end of the Supply Period. In the event of a retraction of an existing Commitment within the Supply Period, the respective custodian bank (Depotbank) will reassign the blocked Hoechst shares with the original security registration number (Wertpapier-Kenn-Nummer) 575800. The custodian bank (Depotbank) is obliged to inform the redistribution managers about the retraction of the existing Commitment. The last day for submission of Commitments by Hoechst shareholders is expected to be October 20, 1999. Commitments submitted will become irrevocable at close of business on October 20, 1999.

     The net proceeds from the sale of Celanese shares (redistribution price times redistributed shares less any commissions charged by your custodian bank (Depotbank)) is expected to be received on October 27, 1999, two days after the first day of trading of Celanese shares. The delivery of allocated shares against payment of the redistribution price per share will occur on the same day. All Celanese shares will be evidenced through a Global Share Certificate which will be deposited with Deutsche Borse Clearing AG. The Articles of Association of Celanese do not allow for physical delivery of shares.

     As compensation for their services, Celanese has agreed to pay to the redistribution managers selling commissions in the amount of 2% of the aggregate redistribution amount (the redistribution price times the number of shares redistributed) subject to minimum selling commissions in the amount of approximately E3 million. Celanese has agreed to indemnify the joint global coordinators against designated liabilities, including liabilities under the federal securities laws, or to contribute to payments that the joint global coordinators may be required to make with respect to those liabilities.

     The joint global coordinators reserve the right to terminate the redistribution after consultation with Celanese AG, if its implementation is no longer advisable, for example, because of turbulence in the international capital markets. A notice of termination will be published in the electronic media and the newspapers where the redistribution announcement is published. Commitments and Indications will not remain valid in the event of termination.


     In connection with the redistribution, each of Celanese and PRH, on its own behalf and on behalf of other companies under common control with PRH, have agreed that they will not, without the prior written consent of the global coordinators, directly or indirectly, offer, sell, contract to sell or otherwise dispose of or otherwise enter into any transaction (including a derivative transaction) having an economic effect similar to a sale of, or announce the offering of, any shares of Celanese or any securities which are convertible into or exchangeable for, or which otherwise represent the right to acquire, shares of Celanese for a period of six months from the commencement of official trading of the Celanese shares on the Frankfurt Stock Exchange. In the case of Celanese, the foregoing restrictions will not apply in the case of any securities offered pursuant to an employee benefit plan and, in the case of PRH, the foregoing restrictions will not apply in the case of sales or transfers in private transactions to one or several strategic investors or to one or several entities which are wholly owned subsidiaries or parents of, or any corporation or entity which is controlling, controlled by or under common control with PRH, provided in each case that the transferees agree to be bound by the foregoing restrictions.

                             AVAILABLE INFORMATION

     Celanese will furnish its U.S. shareholders with annual reports in English. These annual reports will include a review of operations and annual audited combined financial statements prepared in conformity with U.S. GAAP. Celanese will also furnish its U.S. shareholders quarterly reports in English in accordance with U.S. GAAP that will include unaudited interim combined financial information. Celanese will also furnish to its U.S. shareholders in English, all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders. Celanese will transmit English versions of these notices, reports and announcements to ChaseMellon Shareholder Services, Celanese AG's transfer agent and registrar in New York, New York. The transfer agent will arrange for the prompt mailing of copies of these materials to all of Celanese AG's U.S. shareholders. As a foreign private issuer, Celanese is exempt under the Exchange Act from the proxy rules and the short-swing profit recovery provisions of Section 16 of the Exchange Act.

     Celanese has filed a Form F-1 registration statement with the Securities and Exchange Commission. This prospectus includes all material information relating to the redistribution. You will find additional information about Celanese and its shares in the registration statement. For example, in this prospectus, Celanese has summarized or referred to some contracts, agreements and other documents that have been filed as exhibits to the registration statement.

     As a result of registering its shares, Celanese will become subject to the informational requirements of the Exchange Act, and will file reports and other information with the Securities and Exchange Commission. You may examine the reports and other information filed by Celanese AG, without charge, at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Securities and Exchange Commission's regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois, 60661-2551 and Room 1300, Seven World Trade Center, New York, New York 10048. You may also receive copies of these materials by mail from the Securities and Exchange Commission's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C. 20549. For more information on the public reference rooms, call the Securities and Exchange Commission at 1-800-SEC-0330. The Commission also maintains a Web site (http:\\www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Celanese AG, that file electronically with the Commission. The shares of Celanese will be traded on the New York Stock Exchange, and the materials will be available for inspection and copying at their offices at 20 Broad Street, New York, New York 10005.

            SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

     Celanese is a German corporation. In addition, a majority of the members of the Celanese supervisory board, a majority of the members of the Celanese management board, some of the officers of Celanese and some experts named in this prospectus will reside outside the United States. As a result, you may not be able to effect service of process within the United States upon Celanese and those persons or to enforce against them, both in the United States and outside the United States, judgments of U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws. Also, a substantial portion of the assets of Celanese and those persons is located outside the United States, so you may not be able to collect a judgment within the United States. Celanese's legal department advises you that German courts will generally enforce judgments of United States courts for liquidated damages in civil matters, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. However, courts in Germany will not enforce a judgment obtained in a United States court if enforcement of the judgment would violate fundamental principles of German law, such as the right to a fair trial. The Celanese legal department also does not express an opinion as to whether the enforcement by a German court of a judgment would be effected in any currency other than in E or the determination of the applicable exchange rate from U.S. dollars to DM. Celanese's legal department also advises you that there may be doubt as to the enforceability, in original actions in German courts, of liabilities based solely upon the federal securities laws of the United States. Furthermore, under German law there may be doubt as to the enforceability of judgments awarding punitive damages.

                                 LEGAL MATTERS

     The validity under German law of the Celanese shares offered by this prospectus will be passed upon by Hengeler Mueller Weitzel Wirtz, German counsel to Celanese. Additional legal matters under U.S. laws relating to the redistribution will be passed upon for Celanese by Skadden, Arps, Slate, Meagher & Flom LLP and for the redistribution managers by Shearman & Sterling.

                                    EXPERTS

     The combined financial statements and schedule of Celanese as of and for the years ended December 31, 1998 and 1997 have been included in this prospectus and in the registration statement in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority as of said firm as experts in accounting and auditing.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
HISTORICAL COMBINED FINANCIAL STATEMENTS
     Independent Auditors' Report...........................   F-2
     Combined Statements of Operations
       for the years ended December 31, 1998 and 1997.......   F-3
     Combined Balance Sheets as of December 31, 1998 and
      1997..................................................   F-4
     Combined Statements of Equity
       for the years ended December 31, 1998 and 1997.......   F-5
     Combined Statements of Cash Flows
       for the years ended December 31, 1998 and 1997.......   F-6
     Notes to Combined Financial Statements.................   F-7
COMBINED FINANCIAL STATEMENT SCHEDULE
     Schedule II -- Valuation and Qualifying Accounts.......  F-40
UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS
     Combined Statements of Operations
       for the six months ended June 30, 1999 and 1998
      (unaudited)...........................................  F-41
     Combined Balanced Sheets as of June 30, 1999
      (unaudited) and
       December 31, 1998....................................  F-42
     Combined Statements of Equity
       for the six months ended June 30, 1999 (unaudited)...  F-43
     Combined Statements of Cash Flows
       for the six months ended June 30, 1999 and 1998
      (unaudited)...........................................  F-44
     Notes to Unaudited Interim Combined Financial
      Statements............................................  F-45

                          INDEPENDENT AUDITORS' REPORT

To the Management Board and Shareholders
Celanese AG:

We have audited the accompanying combined balance sheets of Celanese AG ("Celanese") as of December 31, 1998 and 1997, and the related combined statements of operations, equity, and cash flows for each of the years then ended. In connection with our audits of the combined financial statements, we also have audited the combined financial statement schedule as listed in the accompanying index. These combined financial statements and schedule are the responsibility of Celanese's management. Our responsibility is to express an opinion on these combined financial statements and the combined financial statement schedule based on our audits.

We conducted our audits in accordance with German and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Celanese as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years then ended in conformity with United States generally accepted accounting principles. Also in our opinion, the related combined financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Frankfurt am Main, Germany
February 26, 1999, except for
paragraph 1 of footnote 1,
which is as of May 11, 1999
and footnote 23, which is as
of August 10, 1999

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprufungsgesellschaft

                                    CELANESE
                       COMBINED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                     1998           1998       1997
                                                              ------------------   -------    -------
                                                              (IN $ MILLIONS(1)    (IN E MILLIONS(2)
                                                                EXCEPT FOR PER       EXCEPT FOR PER
                                                                 SHARE DATA)          SHARE DATA)
                                                              ------------------   ------------------
Net sales...................................................        5,319           5,159      5,775
Cost of sales...............................................        4,298           4,169      4,576
Selling, general and administrative expenses................          619             600        655
Research and development expenses...........................          127             123        149
Special charges.............................................          102             100        103
Foreign exchange losses.....................................           (2)             (2)        (9)
Gain (loss) on disposition of assets........................           18              18         (2)
                                                                    -----           -----      -----
     Operating profit.......................................          189             183        281
Equity in net earnings of affiliates........................           21              20         14
Interest expense............................................          139             135        138
Interest and other income, net..............................           49              48         47
                                                                    -----           -----      -----
     Earnings before income taxes and minority interests....          120             116        204
Income taxes................................................          121             117         93
                                                                    -----           -----      -----
     Earnings (loss) before minority interests..............           (1)             (1)       111
Minority interests..........................................           44              43         64
                                                                    -----           -----      -----
     Net earnings (loss)....................................          (45)            (44)        47
                                                                    -----           -----      -----
Basic and diluted net earnings (loss) per share.............         (.80)           (.79)       .84
                                                                    =====           =====      =====

---------------
(1) Amounts shown in U.S.$ are unaudited and have been converted, solely for the convenience of the reader, from E at an exchange rate of U.S.$1.0310 per E1.00, the noon buying rate of the Federal Reserve Board of New York on June 30, 1999.

(2) All balances have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the combined financial statements.

                                    CELANESE

                            COMBINED BALANCE SHEETS
                               AS OF DECEMBER 31,

                                                                     1998           1998       1997
                                                              ------------------   -------    -------
                                                              (IN $ MILLIONS)(1)   (IN E MILLIONS)(2)
                                                              ------------------   ------------------
ASSETS
Current assets:
  Cash and cash equivalents.................................            7               7         25
  Marketable securities.....................................           27              26         18
  Receivables, net..........................................        1,219           1,182      1,075
  Receivables from Hoechst..................................          844             819        436
  Inventories...............................................          673             653        668
  Deferred income taxes.....................................          160             155         91
  Other assets..............................................           64              62         58
                                                                    -----           -----      -----
          Total current assets..............................        2,994           2,904      2,371
Investments.................................................          619             600        592
Property, plant and equipment, net..........................        1,993           1,933      2,041
Deferred income taxes.......................................          227             220        106
Other assets................................................          695             674        589
Intangible assets, net......................................        1,273           1,235        704
                                                                    -----           -----      -----
          Total assets......................................        7,801           7,566      6,403
                                                                    =====           =====      =====
LIABILITIES AND COMBINED EQUITY
Current liabilities:
  Short-term borrowings and current installments of
     long-term debt.........................................          446             433        497
  Accounts payable and accrued liabilities..................        1,443           1,400      1,451
  Liabilities to Hoechst....................................           88              85         76
  Deferred income taxes.....................................           19              18         18
  Income taxes payable......................................          315             306        266
                                                                    -----           -----      -----
          Total current liabilities.........................        2,311           2,242      2,308
Long-term debt..............................................        1,116           1,082      1,398
Deferred income taxes.......................................           92              89         90
Other liabilities...........................................        1,261           1,223      1,082
Minority interests..........................................          200             194        275
Combined equity:
  Combined equity...........................................        2,939           2,851      1,278
  Accumulated other comprehensive loss......................         (118)           (115)       (28)
                                                                    -----           -----      -----
          Total combined equity.............................        2,821           2,736      1,250
                                                                    -----           -----      -----
          Total liabilities and combined equity.............        7,801           7,566      6,403
                                                                    =====           =====      =====

---------------
(1) The 1998 figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S.$1.0310 per E1.00, the noon buying rate of the Federal Reserve Board of New York on June 30, 1999.

(2) All balances have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the combined financial statements.

                                    CELANESE

                         COMBINED STATEMENTS OF EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                          ACCUMULATED OTHER    TOTAL
                                               COMBINED   COMPREHENSIVE     COMPREHENSIVE     COMBINED
                                                EQUITY       INCOME             LOSS           EQUITY
                                               --------   -------------   -----------------   --------
                                                                 (IN E MILLIONS)(1)
                                               -------------------------------------------------------
Balance as of December 31, 1996..............   1,082            -               (56)          1,026
Net earnings.................................      47           47                 -              47
Net transfers from Hoechst...................     149            -                 -             149
Other comprehensive income:
  Foreign currency translation, net of tax of
     E23 million.............................       -           28                28              28
                                                              ----
Comprehensive income.........................                   75
                                                -----         ====              ----           -----
Balance as of December 31, 1997..............   1,278                            (28)          1,250
                                                -----                           ----           -----
Net loss.....................................     (44)         (44)                -             (44)
Net transfers from Hoechst...................   1,617            -                 -           1,617
Other comprehensive income (loss):
  Unrealized gains on securities, net of tax
     of E4 million...........................       -            9                 -               -
  Foreign currency translation, net of tax of
     E38 million.............................       -          (45)                -               -
  Minimum pension liability, net of tax of
     E24 million.............................       -          (51)                -               -
                                                              ----
Other comprehensive loss.....................       -          (87)              (87)            (87)
                                                              ----
Comprehensive loss...........................                 (131)
                                                -----         ====              ----           -----
Balance as of December 31, 1998..............   2,851                           (115)          2,736
                                                =====                           ====           =====

---------------
(1) All balances have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the combined financial statements.

                                    CELANESE

                       COMBINED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                     1998          1998    1997
                                                              ------------------   ----    ----
                                                                                      (IN E
                                                              (IN $ MILLIONS)(1)   MILLIONS)(2)
                                                              ------------------   ------------
Operating activities:
  Net earnings (loss).......................................          (45)          (44)     47
  Adjustments to reconcile net earnings (loss) to net cash
     provided by operating activities:
     Special charges, net of amounts used...................            6             6     (14)
     Depreciation and amortization..........................          362           351     327
     Change in equity of affiliates.........................            3             3     (12)
     Deferred income taxes..................................          (95)          (92)      3
     (Gain) loss on sale of assets, net.....................          (19)          (18)      6
     Changes in operating assets and liabilities:
       Receivables, net.....................................          (55)          (53)    154
       Inventories..........................................          (20)          (19)    (66)
       Accounts payable, accrued liabilities and other
          liabilities.......................................          142           137      25
       Income taxes payable.................................           67            65      37
       Other, net...........................................           20            19      19
                                                                     ----          ----    ----
     Net cash provided by operating activities..............          366           355     526
Investing activities:
  Capital expenditures......................................         (384)         (373)   (408)
  Proceeds from sale of assets..............................           43            42      21
  Purchases of marketable securities........................         (324)         (314)   (228)
  Proceeds from sale of marketable securities...............          321           311     172
                                                                     ----          ----    ----
     Net cash used in investing activities..................         (344)         (334)   (443)
Financing activities:
  Short-term borrowings with third parties, net.............           41            40      78
  Proceeds from long-term debt due to third parties.........           49            48     126
  Payment of debt due to third parties......................         (522)         (506)   (229)
  Proceeds from debt due to Hoechst.........................           92            89     191
  Payment of debt due to Hoechst............................          (40)          (39)   (434)
  Other net activity with Hoechst...........................          338           328     202
                                                                     ----          ----    ----
     Net cash used in financing activities..................          (42)          (40)    (66)
The effect of exchange rate changes on cash.................            1             1       6
                                                                     ----          ----    ----
     Net increase (decrease) in cash and cash equivalents...          (19)          (18)     23
                                                                     ----          ----    ----
Cash and cash equivalents at beginning of year..............           26            25       2
                                                                     ----          ----    ----
Cash and cash equivalents at end of year....................            7             7      25
                                                                     ====          ====    ====

---------------
(1) The 1998 figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S.$1.0310 per E1.00, the noon buying rate of the Federal Reserve Board of New York on June 30, 1999.

(2) All balances have been restated from the Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the combined financial statements.

                                    CELANESE

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  BASIS OF COMBINATION AND PRESENTATION

     On May 11, 1999, the Supervisory Board of Hoechst Aktiengesellschaft and its affiliates ("Hoechst") approved the spin-off of its industrial chemicals business to its shareholders (the "Demerger") as an independent publicly traded company, Celanese AG, the new company ("Celanese"). The primary business of Celanese is to conduct the worldwide operations of Hoechst basic chemical, acetates, technical polymer and other industrial businesses (collectively, the "Businesses"). Celanese sells principally to industrial customers.

     The accompanying combined financial statements have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("U.S. GAAP") on a basis which reflects the combined results of operations, financial position and changes in equity and cash flows of the Businesses that will be transferred to Celanese as if Celanese were a separate entity for all periods presented. All transactions between and among Celanese's Businesses have been eliminated.

     Hoechst allocated a portion of its corporate expenses to the Businesses. These expenses, totaling E36 million in 1998 and 1997, include, but are not limited to, benefit administration, risk management administration, tax services, finance services, treasury management services, environmental services, litigation support services, intellectual property management services and executive functions. Allocations and charges are based on either a direct identification or an allocation for such services based on factors such as employment levels or floor space. Management believes that the basis used for the allocation of corporate services is reasonable and that the terms of these transactions would not materially differ from those among unrelated parties. The actual capitalization of Celanese and the actual expenses which would have been incurred may be different from these allocated amounts. The income tax provision was calculated based on each Business's contributions to the total provision for income taxes of the multiactivity legal entity within a tax jurisdiction. Celanese's future effective tax rate will be dependent upon its legal structure and tax strategies as an independent company. As such, the accompanying combined financial statements may not necessarily reflect the financial position and results of operations that would have occurred had the Businesses operated as a stand-alone entity on the dates, and for the periods, indicated.

     With the introduction of the European Monetary Union euro ("E") on January 1, 1999, Celanese has elected to present the accompanying combined financial statements in euro. Accordingly, the combined financial statements as of and for the years ended December 31, 1998 and 1997 have been restated into euro using the euro/Deutsche Mark ("DM") exchange rate as of January 1, 1999 of DM 1.95583 to one (1) euro. The restated euro combined financial statements depict the same trends as would have been presented had Celanese continued to present its combined financial statements and notes thereto in DM. The combined financial statements for periods prior to January 1, 1999 are not comparable to those of other companies reporting in euro which have restated amounts from currencies other than the DM. All amounts in the accompanying combined financial statements are shown in millions of euro and for 1998 are also presented in U.S. dollars, on an unaudited basis, solely for the convenience of the reader at the exchange rate of U.S.$1.0310 to one (1) euro, which represents the noon buying rate of the Federal Reserve Board of New York on June 30, 1999.

     Celanese is subject to a number of risks, including, but not limited to, operating in a cyclical industry, uncertainties related to environmental matters pertaining to manufacturing, storage and transportation of chemical products, uncertainties related to the volatility of raw material pricing and availability, and overcapacity of products in the market, uncertainties related to continued acceptance of existing products, and intense competition within the chemical industry.

                                    CELANESE

2.  SIGNIFICANT ACCOUNTING POLICIES

     - REVENUE RECOGNITION

      Revenues are recorded at the time of shipment of products.

     - CASH AND CASH EQUIVALENTS

     All highly liquid investments with maturities of three months or less from the date of acquisition are considered cash equivalents.

     Some of Celanese's Businesses have participated in centralized cash management programs. Under these programs, excess cash was invested, and disbursements were funded, by Hoechst on behalf of the Businesses.

     - INVESTMENTS IN MARKETABLE SECURITIES

     Celanese has classified its investments in debt and equity securities as "available-for-sale" and has reported those investments at their fair or market value in the combined balance sheets as marketable securities and other assets. Unrealized holding gains or losses net of the related tax effect on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive loss until realized.

     - FINANCIAL INSTRUMENTS

     As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese is party to a variety of interest rate caps, swaps and floors as well as foreign currency forward contracts and options in the management of its interest rate and exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt. Celanese utilizes currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables.

     Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged obligation. Realized gains and losses and unrealized losses on instruments not meeting the criteria for hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense currently.

     Foreign exchange contracts relating to accounts receivable or accounts payable are accounted for as hedges. The gain or loss arising from the settlement of the contracts is recognized as income or expense at the same time the transaction being hedged is settled.

     Financial instruments which potentially subject Celanese to concentrations of credit risks are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers' financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

     - INVENTORIES

     Inventories held for resale are stated at the lower of cost or market. Cost is primarily determined using the first-in, first-out or FIFO method, although some of the Businesses, primarily in the U.S., have opted to utilize the last-in, first-out or LIFO method. Such cost includes raw materials, direct labor and manufacturing overhead.

     The cost of stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

                                    CELANESE

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     - INVESTMENTS AND EQUITY IN NET EARNINGS OF AFFILIATES

     Investments in which Celanese owns a voting interest of between 20% and 50%, are accounted for using the equity method. Investments in which Celanese holds a voting interest of less than 20% are carried at cost.

     The excess of cost over underlying equity in net assets acquired is amortized over the anticipated life of the investment, not to exceed 20 years.

     - LONG-LIVED ASSETS

     Long lived assets include:

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis over the following estimated useful lives of the assets:

Land Improvements...........................................  20 years
Buildings...................................................  30 years
Building and Leasehold Improvements.........................  10 years
Machinery and Equipment.....................................  10 years

     Leasehold improvements are amortized over 10 years or the remaining life of the respective lease, whichever is shorter.

     Repair costs that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements, renewals and significant improvements are capitalized.

     Interest costs incurred during the construction period of assets are estimated using a weighted average percentage applied to the average value of constructed assets. The interest capitalized is amortized over the life of the asset.

     INTANGIBLE ASSETS -- The excess of purchase price over fair value of net identifiable assets and liabilities acquired ("Goodwill"), of E1,964 million at December 31, 1998 and E1,453 million at December 31, 1997 is amortized on a straight line basis over the expected periods to be benefited, not to exceed 40 years. Amortization expense charged against earnings amounted to E31 million in 1998 and E30 million in 1997. Accumulated amortization at December 31, 1998 was E734 million and E754 million at December 31, 1997.

     Patents and trademarks of E16 million at December 31, 1998 and E14 million at December 31, 1997 are being amortized on a straight line basis over their estimated economic or legal life, whichever is shorter. Amortization expense charged against earnings amounted to E2 million in both 1998 and 1997. Accumulated amortization at December 31, 1998 was E11 million and E9 million at December 31, 1997.


     IMPAIRMENT OF LONG-LIVED ASSETS -- Celanese assesses the recoverability of the carrying value of its long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

                                    CELANESE

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     - INCOME TAXES

     The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates, and tax laws, in the respective tax jurisdiction then in effect.

     Income tax expense or benefit has been determined based on each of the Businesses' contribution to the total provision for income taxes of the multiactivity legal entity within a tax jurisdiction on an "as-if separate return" basis. As the Businesses in the combined financial statements are included in multiple consolidated tax returns and in multiple tax jurisdictions, the effective tax rate does not reflect the structure and tax strategies that could be in place if the Businesses were conducted by a separate independent company. The Businesses' future effective tax rate will largely depend on Celanese's structure and tax strategies as a separate independent company.

     - ENVIRONMENTAL LIABILITIES

     Celanese manufactures and sells a highly diversified line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of certain hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that the event of loss is probable and reasonably estimable. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its combined financial statements if such contingency is material. Celanese estimates environmental liabilities on a case by case basis using available information. Environmental liabilities in which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. It is Celanese's policy not to record as an asset any anticipated recoveries from third parties relating to environmental matters. (See Note 20)

     - MINORITY INTERESTS

     Minority interests in the equity and results of the entities controlled by Celanese are shown as a separate item in the combined financial statements. The entities included in the combined financial statements that have minority interests at December 31, 1998 are as follows:

                                                              OWNERSHIP
                                                              PERCENTAGE
                                                              ----------
Celanese Canada, Inc........................................     56%
Copley Pharmaceutical, Inc..................................     51%
Edmonton Methanol Company...................................     76%
InfraServ GmbH & Co. Oberhausen KG..........................     84%
InfraServ GmbH & Co. Munchsmunster KG.......................     79%
Synthesegasanlage Ruhr GmbH.................................     50%

     For the year ended December 31, 1997, Celanese owned 51% of the outstanding voting shares of Grupo Celanese, S.A. and exercised management control. In December 1998, Hoechst acquired the remaining interest in Grupo Celanese, S.A. and subsequently contributed the interest to Celanese. (See Note 4)

                                    CELANESE

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     For the year ended December 31, 1997, Celanese owned 72% of Trespaphan GmbH. During 1998, Hoechst acquired the remaining 28% of Trespaphan GmbH and subsequently contributed the interest to Celanese. (See Note 4)

     Celanese has a 60% voting interest and the right to appoint a majority of the management board of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity, and, accordingly, Celanese consolidates the results of this entity in its combined financial statements.

     - RESEARCH AND DEVELOPMENT

     The costs of research and development are charged as an expense in the period in which they are incurred.

     - FUNCTIONAL CURRENCIES

     For most of Celanese's international operations, assets and liabilities, where the functional currency is other than DM, are generally translated using period end exchange rates while the statement of operations is translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of accumulated other comprehensive loss. For international operations in hyperinflationary economies, primarily Mexico, designated financial statement amounts are translated at historical exchange rates with all other assets and liabilities translated at current exchange rates and the resultant translation adjustments for these operations recorded in earnings.

     As of January 1, 1999, based on cumulative inflation over the preceding 3-year period of less than 100%, Mexico will no longer be considered a hyperinflationary economy for accounting purposes.

     - ESTIMATES AND ASSUMPTIONS

     The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, allocated balances and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. Actual results could differ from those estimates.

     - EARNINGS PER SHARE

     Basic and diluted earnings per share are computed based on the net earnings
(loss) for all periods presented divided by the anticipated number of shares that is expected to be issued upon the Demerger. Upon the effective date of the Demerger, Hoechst shareholders will receive a special dividend from Hoechst in the form of Celanese common shares. Each Hoechst shareholder will receive one
(1) share of Celanese for every ten (10) shares of Hoechst they hold. Management estimates that 55,915,369 common shares of Celanese will be issued upon the Demerger.

     - STOCK-BASED COMPENSATION

     Celanese applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for stock options. Celanese utilizes the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings disclosures for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied.

                                    CELANESE

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     - NEW ACCOUNTING PRONOUNCEMENTS

     On January 1, 1998, Celanese adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 established standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net earnings, net foreign currency translation adjustments, net minimum pension liability adjustments, and net unrealized gains (losses) on securities. SFAS No. 130 requires only additional disclosures in the combined financial statements; it does not affect Celanese's financial position or results of operations.

     On December 31, 1998, Celanese adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 established standards for reporting and presenting Celanese's segments. SFAS No. 131 requires only additional disclosures in the combined financial statements; it does not affect Celanese's financial position or results of operations.

     On January 1, 1998, Celanese adopted SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises the employers' disclosures regarding pension and other postretirement benefits. However, it does not change the method of accounting for such plans.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement standardizes the accounting for derivative instruments including certain derivative instruments embedded in other contracts. Celanese must adopt this statement by January 1, 2001. Celanese has not determined the impact this statement will have on its combined financial statements and believes that such determination will not be meaningful until closer to the date of adoption.

3.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                              1998    1997
                                                              ----    ----
                                                                 (IN E
                                                                MILLION)
                                                              ------------
Cash paid during the year for:
     Taxes..................................................  245     103
     Interest, net of amounts capitalized...................  151     197
Noncash investing and financing activities:
     Contribution by Hoechst of net receivables to Celanese
     (see Note 4)...........................................  384       -
     Contribution by Hoechst of Grupo Celanese S.A. minority
     interest (see Note 4)..................................  643       -
     Contribution by Hoechst of Trespaphan GmbH minority
     interest (see Note 4)..................................   24       -
     Contribution by Hoechst of investments (see Note 4)....    7      57
     Contribution by Hoechst of Dyneon GmbH deferred tax
     asset (see Note 4).....................................  109       -
     Recognition of additional minimum pension liability
     (see Note 14)..........................................  116       4
     Acquisition of plant and equipment through capital
     leases.................................................    3      15
     Fair value adjustment to securities available for sale
     (see Note 5)...........................................    9       -
     Income tax effect related to fair value adjustment.....    4       -

4.  TRANSACTIONS WITH HOECHST

     Celanese is a party to transactions with Hoechst. Transactions and balances with Hoechst are considered to be related party (affiliate) transactions and balances. Under the Demerger Agreement, if the transfer of assets and liabilities to Celanese reflected below as contributions from Hoechst do not occur

                                    CELANESE

4.  TRANSACTIONS WITH HOECHST (CONTINUED)
because Hoechst and Celanese do not obtain required consents, approvals or registrations, Hoechst and Celanese have agreed to place themselves in a position with respect to each other as if the transfer had occurred.

                                                              1998        1997
                                                              -----       ----
                                                              (IN E MILLIONS)
                                                              ----------------
INCOME STATEMENT TRANSACTIONS
  Purchases from Hoechst(1).................................     73       165
  Sales to Hoechst(1).......................................    189       445
  Interest income from Hoechst..............................      8        16
  Interest expense paid to Hoechst..........................      9        21
  License fees paid to Hoechst(2)...........................     30        26
  Expenses allocated from Hoechst(3)........................     36        36
BALANCE SHEET TRANSACTIONS
  Trade and other receivables from Hoechst(4)...............    794       416
  Current notes receivable (including interest) from
     Hoechst................................................     25        20
  Long-term notes receivable from Hoechst(5)................     23       121
                                                              -----       ---
     Total receivables with Hoechst.........................    842       557
  Accounts payable and other liabilities due Hoechst(4).....     82        72
  Accrued interest payable from Hoechst.....................      3         4
  Short-term borrowings from Hoechst(5).....................    241       196
                                                              -----       ---
     Total due Hoechst......................................    326       272
                                                              -----       ---
     Net receivables from Hoechst...........................    516       285
                                                              =====       ===
EQUITY TRANSACTIONS(6)
  Contribution of net receivables to Celanese(4)............    384         -
  Contribution of Grupo Celanese S.A. minority
     interest(7)............................................    643         -
  Contribution of Trespaphan GmbH minority interest(8)......     24         -
  Contribution of investments(9)............................     13        57
  Transfer of certain other activities from Celanese to
     Hoechst(10)............................................    350         -
  Contribution of Dyneon GmbH deferred tax asset(11)........    109         -
  Net other activity with Hoechst...........................     94        92
                                                              -----       ---
     Net transfers from Hoechst.............................  1,617       149
                                                              =====       ===

(1) Purchases/Sales from/to Hoechst

     Purchases and sales from/to Hoechst are accounted for at prices approximating those charged to third party customers for similar goods.

(2) License fees paid to Hoechst

     Copley Pharmaceutical, Inc., a Celanese subsidiary, licenses patents owned by Hoechst.

(3) Expenses allocated from Hoechst

     Hoechst provides certain services to Celanese including, but not limited to, benefit administration, risk management administration, tax services, finance services, treasury management services, environmental services, litigation support services, intellectual property management services and executive functions. Fees

                                    CELANESE

4.  TRANSACTIONS WITH HOECHST (CONTINUED)
are based on either a direct identification or an allocation for such services based on factors such as employment levels or floor space. Expenses allocated to Celanese from Hoechst totaled E36 million in 1998 and 1997.

(4) Receivables and Payables with Hoechst

     Net receivables from Hoechst amounted to E516 million and E285 million at December 31, 1998 and December 31, 1997, respectively. During 1998, Hoechst contributed net receivables totaling E384 million to Celanese. Such receivables and payables with Hoechst are considered short term and will be settled through net cash payments to Celanese within one year.

     Certain of the Businesses have participated in centralized cash management programs. Under these programs, excess cash was invested, and disbursements were funded, by Hoechst on behalf of the Businesses. Receivables and payables with Hoechst are recorded to reflect this activity.

(5) Debt with Hoechst (see Note 12)

     Celanese has offset its long-term debt with long-term notes receivables from Hoechst of E23 million. It is management's intention that upon the Demerger of Celanese from Hoechst, Celanese will use the receipt of such funds to pay down its long-term debt.

     Celanese has various short-term note obligations payable to Hoechst. Interest rates on these loans are adjusted monthly.

(6) Combined Equity

     Combined equity represents the historical equity of the Businesses and activities combined as Celanese. Combined equity represents equity less accumulated other comprehensive loss items of combined companies and the effects of transfers between Celanese and Hoechst which do not give rise to normal receivables or payables intended to be settled between these two groups of companies.

(7) Investment in Grupo Celanese S.A.

     For the year ended December 31, 1997, Celanese owned 51% of the outstanding voting shares of Grupo Celanese, S.A. and exercised management control. On December 10, 1998, Hoechst exchanged substantially all of its polyester fiber and bottle resin businesses in the U.S., Europe and Mexico for the 49% minority interest in Grupo Celanese, S.A., which was not already owned by Celanese. On December 10, 1998, Hoechst contributed this interest to Celanese. As a result of the acquisition of the minority interest in Grupo Celanese, S.A., the unallocated purchase price over the net assets acquired and liabilities assumed related to the acquisition totaled E592 million. Celanese is currently performing an appraisal of the underlying assets and liabilities of Grupo Celanese, S.A. to determine the amount of the unallocated purchase price pertaining to these items. This process will be finalized within one year. Celanese does not anticipate any material adjustments as a result of the finalization of this purchase price allocation with the exception of the allocation to fixed assets. At December 31, 1998, Celanese is unable to reasonably quantify this adjustment or its effect on future operating results.

     This transaction is reflected as a capital contribution, totaling E643 million, net of a E51 million tax benefit, from Hoechst. Accordingly, the historical results of operations of the polyester fiber and bottle resin businesses have been excluded from the accompanying combined financial statements. Celanese would have recognized additional amortization expense of E30 million for fiscal 1998 had this capital contribution been made on January 1, 1998.

                                    CELANESE

4.  TRANSACTIONS WITH HOECHST (CONTINUED)
(8) Investment in Trespaphan GmbH

     For the year ended December 31, 1997, Celanese owned 72% of Trespaphan GmbH. On March 31, 1998, Hoechst acquired the remaining 28% of Trespaphan GmbH and contributed the interest to Celanese in connection with the Demerger. The unallocated purchase price over the net assets acquired and liabilities assumed related to the acquisition totaled E10 million. This transaction is reflected as a capital contribution, totaling E24 million, net of an E11 million tax benefit, from Hoechst.

(9) Contribution of Investments

     During 1998, Hoechst contributed certain cost investments totaling E13 million to Celanese. In July 1997, Hoechst acquired a 50% interest in Targor GmbH and contributed its E57 million equity investment to Celanese. All investments have been contributed at their historical basis.

(10) Non-Celanese activities transferred to Hoechst

     During 1998, in anticipation of the Demerger, Celanese Americas Corporation ("Celanese Americas") transferred other activities to Hoechst. These activities were excluded from the scope of combination of Celanese, as they are not managed or controlled by Celanese. As a result of this transfer, Celanese Americas received capital contributions totaling E350 million in 1998 which is included as a transfer from Hoechst in the combined statement of equity and as net activity with Hoechst in the financing section of the combined statement of cash flows.

(11) Dyneon Deferred Tax Asset

     For all periods presented, the Celanese combined financial statements include an investment in Dyneon GmbH, the worldwide fluoropolymer joint venture between Hoechst and 3M. The contribution of this investment to Celanese resulted in a step-up to the tax basis of the investment. The differential in tax basis versus book basis resulted in a deferred tax asset totaling E109 million. This deferred tax asset was contributed to Celanese in 1998 and is shown as an increase to combined equity. The contribution of this deferred tax asset is a non-cash item in the combined statement of cash flows.

OTHER MATTERS

Consolidation of Hoechst Procurement Olefin

     Hoechst Procurement Olefin ("HPO"), an entity included in the scope of combination of Celanese, acts as a purchasing agent on behalf of Celanese and on behalf of third parties. HPO enters into sale and purchase agreements for raw materials on a commission type basis. Accordingly the commission fee on these sales is classified as other operating income. This income amounted to E1 million in 1998 and 1997. The raw material sales volume commissioned by HPO between refineries and third parties and Celanese amounted to E444 million in 1998 and E565 million in 1997.

                                    CELANESE

4.  TRANSACTIONS WITH HOECHST (CONTINUED)
Demerger Agreement

     In connection with the Demerger, Celanese and Hoechst executed and delivered the Demerger and Transfer Agreement (the "Demerger Agreement"). The Demerger Agreement, among other things, provides for the following:

Demerger Costs

     Demerger costs and real estate transfer tax, which are estimated to be E52 million and E21 million, respectively, will be equally shared between Celanese and Hoechst.

Environmental Liabilities

     Celanese will indemnify Hoechst up to E250 million against future environmental liabilities arising from certain previously divested Hoechst entities. If such future liabilities exceed E250 million, Hoechst will bear such excess up to an additional E500 million. Thereafter, Celanese will bear one third and Hoechst will bear two-thirds percent of any further liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any accrued liabilities relative to this indemnification.

Capital

     Upon the effective date of the Demerger, Hoechst shareholders will receive a special dividend from Hoechst in the form of Celanese shares. Each Hoechst shareholder will receive one (1) share of Celanese for every ten (10) shares of Hoechst they hold. Hoechst will not receive Celanese shares upon the distribution.

5.  SECURITIES AVAILABLE FOR SALE

     At December 31, 1998 and 1997, Celanese had E163 million and E152 million of marketable securities, respectively, of which E137 million and E134 million were included as a component of other assets at December 31, 1998 and 1997, respectively. These securities are held by Celanese's captive insurance businesses. The remaining E26 million and E18 million in 1998 and 1997, respectively, are classified as short term and are held by Copley Pharmaceutical, a Celanese subsidiary. Net realized gains included in earnings in 1998 were E3 million. There were no realized gains or losses in 1997. The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities by major security type at December 31, 1998 and 1997, were as follows:

                                                  AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                    COST        GAINS        LOSSES     VALUE
                                                  ---------   ----------   ----------   -----
                                                                (IN E MILLIONS)
                                                  -------------------------------------------
AT DECEMBER 31, 1998
Debt Securities
  U.S. Government...............................      44          -             -         44
  U.S. municipal................................       3          -             -          3
  Other government..............................       8          -             -          8
  U.S. corporate................................      73          2             -         75
                                                     ---          --           --        ---
Total debt securities...........................     128          2             -        130

Bank certificates of deposit....................      12          -             -         12
Equity securities...............................       6          1             -          7
Mortgage-backed securities......................      14          -             -         14
                                                     ---          --           --        ---
                                                     160          3             -        163
                                                     ===          ==           ==        ===

                                    CELANESE

5.  SECURITIES AVAILABLE FOR SALE (CONTINUED)

                                                  AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                    COST        GAINS        LOSSES     VALUE
                                                  ---------   ----------   ----------   -----
                                                                (IN E MILLIONS)
                                                  -------------------------------------------
AT DECEMBER 31, 1997
Debt Securities
  U.S. Government...............................      16          -             -         16
  U.S. municipal................................       7          -             -          7
  Other government..............................      17          -             -         17
  U.S. corporate................................      82          2            (1)        83
                                                     ---          --           --        ---
Total debt securities...........................     122          2            (1)       123

Bank certificates of deposit....................       6          -             -          6
Equity securities...............................       5          -             -          5
Mortgage-backed securities......................      18          -             -         18
                                                     ---          --           --        ---
                                                     151          2            (1)       152
                                                     ===          ==           ==        ===

     Fixed maturities at December 31, 1998 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                                              AMORTIZED   FAIR
                                                                COST      VALUE
                                                              ---------   -----
                                                               (IN E MILLIONS)
                                                              -----------------
Within one year.............................................     45        45
From one to five years......................................     34        35
From six to ten years.......................................     46        47
Greater than ten years......................................     29        29

6.  RECEIVABLES, NET

                                                               1998     1997
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Trade.......................................................    818      744
Reinsurance receivables.....................................    204      221
Other.......................................................    212      149
                                                              -----    -----
     Subtotal...............................................  1,234    1,114
Allowance for doubtful accounts.............................    (52)     (39)
                                                              -----    -----
     Net receivables........................................  1,182    1,075
                                                              =====    =====

     As of December 31, 1998 and 1997, Celanese had no significant concentrations of credit risk. Concentrations of credit risk with respect to trade receivables are limited since Celanese's customer base is dispersed across many different industries and geographies.

                                    CELANESE

7.  INVENTORIES

                                                              1998    1997
                                                              ----    ----
                                                                 (IN E
                                                               MILLIONS)
                                                              ------------
Finished goods..............................................  506     499
Work-in-process.............................................   30      50
Raw materials and supplies..................................  118     139
                                                              ---     ---
     Subtotal...............................................  654     688
LIFO reserve................................................   (1)    (20)
                                                              ---     ---
     Total inventories......................................  653     668
                                                              ===     ===

     At December 31, 1998 and 1997, E251 million and E284 million, respectively, of total inventories were valued by the LIFO method. Celanese realized E19 million and E2 million for the fiscal years ended December 31, 1998 and 1997, respectively, from the liquidation of LIFO reserves.

8.  INVESTMENTS

     Celanese has investments in a number of affiliates, which are accounted for on the equity method. Significant equity affiliates include:

                                                             PERCENT
                        AFFILIATE                           OWNERSHIP
                        ---------                           ---------
Clear Lake Methanol Co., LLC..............................    50.0%
Dyneon GmbH...............................................    46.0%
Fortron Industries........................................    50.0%
InfraServ GmbH & Co. Gendorf KG...........................    39.0%
InfraServ GmbH & Co. Hochst KG............................    27.2%
InfraServ GmbH & Co. Knapsack KG..........................    42.0%
InfraServ GmbH & Co. Wiesbaden KG.........................    29.0%
Polyplastics Co., Ltd.....................................    45.0%
Targor GmbH...............................................    50.0%
Vinnolit GmbH.............................................    50.0%

                                                               1998      1997
                                                              ------    ------
                                                              (IN E MILLIONS)
                                                              ----------------
Affiliates totals:
  Net sales.................................................  3,722     2,084
  Net earnings..............................................     57        41
Celanese's share:
  Net earnings..............................................     20        14
  Dividends.................................................     17         2
Total assets................................................  3,011     2,691
Total liabilities...........................................  1,586     1,292
Interests of others.........................................    855       835
                                                              -----     -----
  Celanese's equity.........................................    570       564
Excess of cost over underlying equity in net assets
  acquired..................................................     30        28
                                                              -----     -----
  Celanese's investment.....................................    600       592
                                                              =====     =====

                                    CELANESE

8.  INVESTMENTS (CONTINUED)
     Beginning January 2001, BASF, a 50% owner of Targor GmbH, has an option to acquire Celanese's interest in Targor GmbH and Celanese has an option to sell its interest in Targor GmbH to BASF. The price payable upon exercise of such options is approximately E255 million, after considering certain adjustments.

9.  PROPERTY, PLANT AND EQUIPMENT, NET

                                                               1998     1997
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Land and land improvements..................................     152      167
Buildings, building improvements and leasehold
  improvements..............................................     405      410
Machinery and equipment.....................................   2,784    2,801
Construction in progress....................................     258      251
Capitalized interest........................................      98      100
                                                              ------   ------
  Subtotal..................................................   3,697    3,729
Accumulated depreciation and amortization...................  (1,764)  (1,688)
                                                              ------   ------
  Property, plant and equipment, net........................   1,933    2,041
                                                              ======   ======

     Interest costs capitalized in 1998 were E7 million and E9 million in 1997. Depreciation and amortization expense on plant and equipment was E318 million in 1998 and E295 million in 1997.

10.  INCOME TAXES

     Celanese will be headquartered in Germany. Germany has both a federal corporate tax and a trade income tax. The trade income tax rate varies based upon location. German federal corporate tax law applies a split-rate imputation with regard to the taxation of the income of a corporation and its shareholders. In accordance with the tax law in effect for fiscal 1998 and 1997, retained corporate income is initially subject to a German federal corporation tax of 45% plus a solidarity surcharge of 5.5% and 7.5%, respectively, on the German federal corporate tax payable. Including the impact of the surcharge, the German federal corporate tax rate amounted to 48% in 1998 and 47% in 1997. Upon distribution of certain retained earnings to shareholders, the corporate income tax rate on the earnings is adjusted to 30%, plus a solidarity surcharge of 6% in 1998 and 8% in 1997, by means of a refund for taxes previously paid. Including the impact of the surcharge, the German federal corporate distribution tax rate amounted to 32% in 1998 and 31% in 1997. Upon distribution of retained earnings in the form of a dividend, shareholders who are taxpayers in Germany are entitled to a tax credit in the amount of German federal income taxes previously paid by the corporation.

     Current and deferred taxes for the German companies are being provided for at a 45% rate, which represents a combined German federal corporate tax rate plus the trade income tax, net of federal benefit.

                                    CELANESE

10.  INCOME TAXES (CONTINUED)
Current and deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

                                                              1998       1997
                                                              ----       ----
                                                              (IN E MILLIONS)
                                                              ---------------
Earnings (loss) before income taxes and minority interests:
     Germany................................................  (64)        33
     United States..........................................   28        (38)
     Other..................................................  152        209
                                                              ---        ---
     Total..................................................  116        204
                                                              ---        ---
Provision (benefit) for income taxes:
     Current:
          Germany...........................................    6         15
          United States.....................................  157         18
          Other.............................................   49         59
                                                              ---        ---
     Total current..........................................  212         92
     Deferred:
          Germany...........................................  (15)        (5)
          United States.....................................  (85)        (8)
          Other.............................................    5         14
                                                              ---        ---
     Total deferred.........................................  (95)         1
                                                              ---        ---
     Income tax provision...................................  117         93
                                                              ===        ===
Effective income tax rate reconciliation:
Income tax computed at statutory tax rates..................   52         92
Increase (decrease) in taxes resulting from:
     Change in valuation allowance..........................   35         11
     Equity income..........................................  (11)        (6)
     Non-deductible depreciation and amortization...........    5         23
     Settlement of open tax years...........................    -        (31)
     Taxes on net earnings of investments...................    7         24
     Import/export activities...............................   12         20
     Additional U.S. tax provision..........................   13          2
     United States foreign tax credit.......................    -        (39)
     United States tax rate differentials...................   (3)         4
     Other foreign tax rate differentials...................   (6)       (11)
     Other..................................................   13          4
                                                              ---        ---
     Income tax provision...................................  117         93
                                                              ===        ===

                                    CELANESE

10.  INCOME TAXES (CONTINUED)
     The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows:

                                                              1998       1997
                                                              ----       ----
                                                              (IN E MILLIONS)
                                                              ---------------
Postretirement obligations..................................  229        226
Accrued expenses............................................  197        119
Net operating loss carryforwards............................   97         72
Basis difference related to an equity investment............  109          -
Other.......................................................   38         31
                                                              ---        ---
  Subtotal..................................................  670        448
Valuation allowance.........................................  (70)       (40)
                                                              ---        ---
  Deferred tax assets.......................................  600        408
                                                              ---        ---
Depreciation................................................  233        205
Interest....................................................    4          5
Inventory...................................................   48         56
Basis difference related to an equity investment............    -         12
Other.......................................................   47         41
                                                              ---        ---
  Deferred tax liabilities..................................  332        319
                                                              ---        ---
     Net deferred tax asset.................................  268         89
                                                              ===        ===

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, Celanese has established a valuation allowance for German and U.S. state net operating loss carryforwards which may not be realizable. Based on Celanese's historical and current pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining deferred tax assets existing at December 31, 1998 and 1997.

11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                               1998      1997
                                                              ------    ------
                                                              (IN E MILLIONS)
                                                              ----------------
Accounts payable trade......................................    442       404
Accrued salaries and benefits...............................    141       165
Accrued environmental.......................................     55        56
Accrued restructuring.......................................     46        43
Insurance loss reserves.....................................    315       420
Other.......................................................    401       363
                                                              -----     -----
     Total accounts payable and accrued liabilities.........  1,400     1,451
                                                              =====     =====

12.  DEBT

     Celanese's combined financial statements include an allocation of Hoechst consolidated debt and related interest expense. Hoechst allocated debt to Celanese based on its assessment of the creditworthiness of Celanese on a stand-alone basis, taking into account estimated future free cash flows. Due to ownership clauses in the third party debt instruments, certain instruments will have to be refinanced by Celanese in connection with the Demerger. Accordingly, Celanese expects to incur fees

                                    CELANESE

12.  DEBT (CONTINUED)
during 1999 associated with the refinancing of third party debt. Celanese believes these allocations are reasonable estimates of the cost of financing Celanese's assets and operations in the past. However, Celanese may not be able to obtain financing with interest rates as favorable as those received by Hoechst, with the result that Celanese's cost of capital could be higher than that reflected in its historical combined financial statements.

SHORT-TERM BORROWINGS AND CURRENT INSTALLMENTS OF LONG-TERM DEBT

                                                                               WEIGHTED
                                                                               AVERAGE
                                                                            INTEREST RATES
                                                                            --------------
                                                          1998       1997    1998    1997
                                                          ----       ----   ------   -----
                                                          (IN E MILLIONS)
                                                          ---------------   --------------
Current installments of long-term debt..................   16         57       7.3%    7.4%
Commercial paper........................................    -         64         -     6.0%
Bank loans..............................................  176        176      10.3%    6.5%
Notes and revolver with Hoechst (see Note 4)............  241        196       6.0%    6.3%
Other...................................................    -          4         -     5.1%
                                                          ---        ---
     Total short-term borrowings and current
       installments of long-term debt...................  433        497
                                                          ===        ===

     Celanese has two commercial paper programs at December 31, 1998 aggregating E941 million of which E428 million is guaranteed by Hoechst. Celanese has revolving credit agreements with several banks that provide for loans up to E941 million under various terms through June 1999. Subsequently, Celanese has renewed these loan agreements up to U.S.$800 million (E684 million) under various terms between September 1999 and June 2000. These credit lines provide the credit backup for Celanese's commercial paper programs. The credit lines were unused at December 31, 1998 and 1997. Celanese had outstanding letters of credit amounting to E231 million at December 31, 1998 and E253 million at December 31, 1997. Bank loans are principally denominated in Mexican pesos, U.S. dollars and Dutch guilders.

                                    CELANESE

12.  DEBT (CONTINUED)
LONG-TERM BORROWINGS

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
                                                              (IN E MILLIONS)
                                                              ----------------
Term notes:
     6.125% notes, due 2004.................................    213       228
     8.23% notes, due 2002..................................    103       110
     7.125% medium-term notes, due 2009.....................     85        92
     7.37% bank loan, due 1998..............................      -        46
     7.39% bank loan, due 1999-2004.........................     60        68
     7.86% notes, due 2001..................................     43        46
     8.24% notes, due 2002..................................     26        27
     7.5% medium-term notes, due 2004.......................     26        27
     8.48% senior promissory notes, due 1999-2002...........     17        23
     9.8% medium-term notes, due 2013 and 2018..............     21        23
Variable rate loans with interest rates as of December 31,
  1998, adjusted periodically:
     Due in 2000, interest rate of 5.19%....................     85       213
     Due in 2001, interest rates of 5.19% and 5.70%.........    128       213
     Due in 2002, interest rate of 5.19%....................     85       214
Pollution control and industrial revenue bonds, interest
  rates ranging from 5.2% to 9.0% (as adjusted annually),
  due at various dates through 2026.........................    187       201
Obligations under capital leases, due 1999-2012.............     20        22
Other.......................................................     22        23
Amounts to be settled with Hoechst..........................    (23)     (121)
                                                              -----     -----
       Subtotal.............................................  1,098     1,455
Less: Current installments of long-term debt................     16        57
                                                              -----     -----
     Total long-term debt...................................  1,082     1,398
                                                              =====     =====

     All of the above long-term borrowings, except for the amount to be settled with Hoechst, are denominated in U.S. dollars. Certain of Celanese's debt instruments, which are legally held by certain Celanese entities, include tangible net worth and other covenants that limit their ability to enter into certain transactions. These entities are in compliance with all debt covenants at December 31, 1998.

     Celanese has decreased its long-term debt by certain amounts due from Hoechst as of December 31, 1998 and 1997. It is management's intention that upon the Demerger from Hoechst, Celanese will use the receipt of such funds to pay down its long-term debt.

                                    CELANESE

12.  DEBT (CONTINUED)
     The maturities in 1999 and thereafter are as follows:

                                                                   TOTAL
                                                              ---------------
                                                              (IN E MILLIONS)
                                                              ---------------
1999........................................................         433
2000........................................................         102
2001........................................................         204
2002........................................................         235
2003........................................................          15
Thereafter..................................................         526
                                                                   -----
  Total.....................................................       1,515
                                                                   =====

13.  OTHER LIABILITIES

                                                               1998     1997
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Pension and postretirement medical and life obligations (see
  Note 14)..................................................    732      628
Environmental liabilities (see Note 20).....................    265      217
Other.......................................................    226      237
                                                              -----    -----
     Total other liabilities................................  1,223    1,082
                                                              =====    =====

14.  BENEFIT OBLIGATIONS

     PENSION OBLIGATIONS -- Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitment results from participation in defined contribution and defined benefit plans, primarily in the United States. Benefits are dependent on years of service and the employee's compensation. Supplemental retirement benefits provided to certain employees are nonqualified for U.S. tax purposes. Separate trusts are sometimes established for nonqualified plans.

     Defined benefit pension plans also exist at certain Businesses in Europe and North America. Independent trusts or insurance companies administer the majority of these benefit plans. Actuarial valuations for these plans are prepared annually. The remaining plans are valued at least every three years.

     The Businesses participate in various defined contribution plans in the United States, Mexico, Canada and Europe covering certain employees. Employees may contribute to these plans and the Businesses may match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated E26 million in 1998 and E34 million in 1997.

     OTHER POSTRETIREMENT BENEFIT PLANS -- Certain retired employees receive postretirement health care and life insurance benefits under plans established by the Businesses. Nearly all employees of the United States and Canada are eligible to receive such benefits after reaching normal retirement age with a minimum of 10 years of service. Generally, the medical plans pay a stated percentage, based upon years of service, of qualifying medical expenses reduced for any deductible and payments made by government programs and other group coverage. Celanese is generally self-insured for these costs and the plans are not funded. Provisions of the plans include caps which limit future contributions for medical coverage.

                                    CELANESE

14.  BENEFIT OBLIGATIONS (CONTINUED)

                                                           PENSION BENEFITS    OTHER BENEFITS
                                                           -----------------   ---------------
                                                            1998      1997      1998     1997
                                                           -------   -------   ------   ------
                                                                     (IN E MILLIONS)
                                                           -----------------------------------
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at beginning of year................   1,957     1,525      346      278
  Service cost...........................................      49        51        6        6
  Interest cost..........................................     146       129       28       27
  Participant contributions..............................       1         1        4        4
  Plan amendments........................................       -        30        -        -
  Actuarial losses.......................................     213        67       30       14
  Acquisitions...........................................       2         -        -        -
  Divestitures...........................................      (1)       (4)       -        -
  Settlements............................................     (16)        -        -       (6)
  Curtailments...........................................     (11)        -        -        -
  Benefits paid..........................................    (107)      (74)     (33)     (26)
  Foreign currency exchange rate changes.................    (151)      232      (29)      49
                                                            -----     -----     ----     ----
  Benefit obligation at end of year......................   2,082     1,957      352      346
                                                            =====     =====     ====     ====
CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year.........   1,738     1,179        -        -
  Actual return (loss) on plan assets....................     (59)      330        -        -
  Company contributions..................................     149       113       29       22
  Participant contributions..............................       1         1        4        4
  Divestitures...........................................      (1)        -        -        -
  Settlements............................................     (17)        -        -        -
  Benefits paid..........................................    (107)      (74)     (33)     (26)
  Foreign currency exchange rate changes.................    (126)      189        -        -
                                                            -----     -----     ----     ----
  Fair value of plan assets at end of year...............   1,578     1,738        -        -
                                                            =====     =====     ====     ====
  Funded status..........................................    (504)     (219)    (352)    (346)
  Unrecognized prior service cost........................      80       104        -        1
  Unrecognized actuarial (gain) loss.....................     280       (88)      54       27
  Unrecognized net transition asset......................     (12)      (18)       -        -
  Contributions..........................................       2         2        6        6
  Curtailment recognized.................................     (19)        -        -        -
  Settlement recognized..................................     (23)        -       (7)       -
                                                            -----     -----     ----     ----
  Net amount recognized..................................    (196)     (219)    (299)    (312)
                                                            =====     =====     ====     ====
AMOUNTS RECOGNIZED IN THE ACCOMPANYING COMBINED BALANCE
  SHEET
  Accrued benefit cost...................................    (328)     (235)    (299)    (312)
  Intangible asset.......................................      57        16        -        -
  Accumulated other comprehensive income.................      75         -        -        -
                                                            -----     -----     ----     ----
  Net amount recognized..................................    (196)     (219)    (299)    (312)
                                                            =====     =====     ====     ====

                                    CELANESE

14.  BENEFIT OBLIGATIONS (CONTINUED)

                                                        PENSION BENEFITS    OTHER BENEFITS
                                                        -----------------   ---------------
                                                         1998      1997      1998     1997
                                                        -------   -------   ------   ------
WEIGHTED-AVERAGE ASSUMPTIONS AS OF SEPTEMBER 30,
Discount rate.........................................   6.75%     7.25%    6.75%    7.25%
Expected long-term rate of return on plan assets......   9.25%     9.00%
Rate of increase in future compensation levels........   3.40%     3.40%

     For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed in 1998. The rate was assumed to decrease gradually to 5.5% in 2001 and remain at that level thereafter.

                                                                PENSION        OTHER
                                                               BENEFITS      BENEFITS
                                                              -----------   -----------
                                                              1998   1997   1998   1997
                                                              ----   ----   ----   ----
                                                                   (IN E MILLIONS)
                                                              -------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost................................................    49     51     4      4
Interest cost...............................................   146    129    25     25
Expected return on plan assets..............................  (117)  (102)    -      -
Amortization of prior service costs.........................    11      9     -      -
Recognized actuarial loss (gain)............................     3     (1)    -      -
Amortization of the unamortized obligation..................    (2)    (6)    -      -
Curtailment loss............................................    15      -     -      -
Settlement loss.............................................    24      -     -      -
                                                              ----   ----    --     --
Net periodic benefit cost...................................   129     80    29     29
                                                              ====   ====    ==     ==

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were E1,971 million, E1,790 million, and E1,453 million as of December 31, 1998, and E184 million, E169 million, and E0 as of December 31, 1997, respectively.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                ONE         ONE
                                                              PERCENT     PERCENT
                                                              INCREASE    DECREASE
                                                              --------    --------
                                                                (IN E MILLIONS)
                                                              --------------------
Effect on total of service and interest cost components.....      1          (1)
Effect on postretirement obligation.........................     17         (16)

                                                              1998    1997
                                                              ----    ----
                                                                 (IN E
                                                               MILLIONS)
                                                              ------------
OTHER OBLIGATIONS
Long-term disability........................................   69      61
Other.......................................................   36      20
                                                              ---      --
                                                              105      81
                                                              ===      ==

                                    CELANESE

15.  COMBINED EQUITY

     Combined equity represents the historical equity of the Businesses and activities combined as Celanese. Combined equity represents equity less accumulated other comprehensive income items of combined companies and the effects of transfers between Celanese and Hoechst companies which do not give rise to normal receivables or payables intended to be settled between these two groups of companies. (See Note 4)

16.  STOCK-BASED COMPENSATION

     Celanese has adopted the disclosure-only provisions of SFAS No. 123 and applies APB Opinion No. 25 and related interpretations in accounting for options granted to employees. During fiscal 1998 and 1997, certain employees of Celanese were granted 160,900 and 93,400 options in the Hoechst 1997 Stock Appreciation Rights Plan (the "1997 Plan") and Hoechst 1998 Stock Option Plan (the "1998 Plan"), respectively. These options remain outstanding at December 31, 1998 and 1997. Celanese recognized no compensation expense related to these option grants.

     Rights granted under the 1997 Plan have a five-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between September 9, 1999 and September 9, 2002, provided that at the time of exercise, the closing price of an Ordinary Share of Hoechst on the Frankfurt Stock Exchange must be at least 125% of the Grant Price. The Grant Price of these options was E37.73. Rights remaining unexercised as of September 9, 2002 will be deemed to have been exercised as of that date.

     Options granted under the 1998 Plan have a five-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between September 30, 2001 until September 30, 2003, provided that at the time of exercise, the closing price of an Ordinary Share of Hoechst on the Frankfurt Stock Exchange must be at least 125% of the Grant Price and the Hoechst share price must exceed the performance of the share price of eight out of seventeen peer group companies as defined by the Board of Management of Hoechst. The Grant Price of these options was E34.88. Options remaining unexercised as of September 30, 2003 will be deemed to have been exercised as of that date.

     The weighted average per share fair value of the options referred to above was E15.67 on the date of grant using the Black Scholes option-pricing model with the following assumptions: dividend yield of 3%, risk-free interest rate of 4.08%, a life of 5 years and volatility of 36%. Had Celanese determined compensation cost based on the fair value at the grant date for these options under SFAS No. 123, Celanese's net earnings (loss) would have been as follows:

                                                              1998       1997
                                                              ----       ----
                                                              (IN E MILLIONS)
                                                              ---------------
Net earnings (loss) as reported.............................  (44)        47
Pro forma net earnings (loss)...............................  (46)        46

                                    CELANESE

17.  LEASES

     Total minimum rent charged to operations under all operating leases was E60 million in 1998 and E57 million in 1997. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 1998 are as follows:

                                                              CAPITAL   OPERATING
                                                              -------   ---------
                                                                (IN E MILLIONS)
                                                              -------------------
1999........................................................     3          68
2000........................................................     3          77
2001........................................................     3          75
2002........................................................     3          73
2003........................................................     3          73
Later years.................................................    16         180
Sublease income.............................................     -          (9)
                                                                --         ---
Minimum lease commitments...................................    31         537
                                                                           ===
Less amounts representing interest..........................     9
                                                                --
Present value of net minimum lease obligations..............    22
                                                                ==

     The related assets for capital leases are included in machinery and equipment in the combined balance sheets.

     Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

18.  FINANCIAL INSTRUMENTS

     Celanese does not hold derivatives for trading or speculative purposes.

Interest Rate Risk Management

     Celanese enters into interest rate swap and cap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt portfolio. Celanese's derivative policy provides the ability to lock in borrowing rates and promotes the achievement of a desired level of fixed/floating rate mix. Celanese had open interest rate swaps and cap positions with a notional amount of E936 million at December 31, 1998. Celanese's credit risk exposure related to counterparty default on instruments is not material.


     Hoechst manages its interest rate risk exposure on a worldwide basis, of which Celanese is a component for the periods presented in the accompanying combined financial statements. Pursuant to the Demerger Agreement, Celanese will maintain certain interest rate swaps that currently are used to hedge variable rate debt of Celanese as well as other Hoechst affiliates. The excess notional values of these swaps over the variable rate debt being maintained by Celanese have not been marked to market in the accompanying combined financial statement. On or about the effective date of incorporation of Celanese, it expects to increase its variable rate debt portfolio to a level consistent with the notional amount of the interest rate swaps. Celanese expects to enter into new interest rate swaps or re-designate its existing interest rate swaps, to effectively manage its interest rate risk associated with its variable rate debt portfolio and will recognize any necessary mark to market adjustment upon completion of the Demerger. Celanese recognized total interest expense associated with its interest rate swaps of E5 million for 1998 and 1997. Celanese does not believe the cash flows from the excess swap position are material to Celanese's financial position and results of operations.

                                    CELANESE

18.  FINANCIAL INSTRUMENTS (CONTINUED)
As a result of the introduction of the euro, outstanding currency derivatives between currencies of the countries that have adopted the euro as their common currency are risk neutral as of January 1, 1999.

Foreign Exchange Risk Management

     The Businesses have certain receivables and payables denominated in currencies other than the functional currencies of Celanese, which create foreign exchange risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for firm commitments. Gains and losses on these contracts are offset against the change in the value of the related exposures. Contracts totaling approximately E273 million at December 31, 1998 are predominantly in DM, Mexican pesos, U.S. dollars and Italian lira.

Fair Value of Financial Instruments

     Summarized below are the carrying values and estimated fair values of Celanese's financial instruments as of December 31, 1998 and 1997. For purposes of the following disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                             1998               1997
                                                       ----------------   ----------------
                                                       CARRYING   FAIR    CARRYING   FAIR
                                                        AMOUNT    VALUE    AMOUNT    VALUE
                                                       --------   -----   --------   -----
                                                                 (IN E MILLIONS)
                                                       -----------------------------------
Other assets - investments...........................     272       272      244       244
Long-term debt.......................................   1,082     1,196    1,398     1,438
Debt related derivative instruments..................       -       (27)       -       (19)
Foreign exchange related derivative instruments......       -         4        -        27

     At December 31, 1998 and 1997, the fair values of cash and cash equivalents, receivables, commercial paper, notes payable, trade payables, and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the table.

     Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

     The fair value of Celanese's long-term debt and debt-related financial instruments is estimated based upon quotations from investment bankers and on current rates of debt for similar types of issues. The fair value of foreign currency contracts is estimated based upon the spot rate at the balance sheet date.

19.  COMMITMENTS AND CONTINGENCIES

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its Businesses, relating to such matters as product liability, competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given year. (See Note 20)

                                    CELANESE

19.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
Plumbing Actions


     CNA Holdings Inc. ("CNA Holdings"), formerly known as HNA Holdings, Inc. and Hoechst Celanese Corporation, became a United States subsidiary of Celanese in the Demerger and currently serves as a holding company for the Businesses in North America, including the United States business now conducted by Ticona. CNA Holdings along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont") among others have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1989.


     CNA Holdings has been named a defendant in seven putative class actions as well as a defendant in other non-class actions filed in nine states and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages, and, in certain cases, additional damages under the Texas Deceptive Trade Practices Act. Damage amounts have not been specified. The putative class actions are pending in the Ninth Judicial Circuit Court of Common Pleas of South Carolina, Charleston County, the Territorial Court of the Virgin Islands, St. Croix Division, the Supreme Court of British Columbia, Canada, Superior Court, Province of Quebec, Canada.

     A conditionally certified class action (of recreational vehicle owners) is pending in the Chancery Court of Tennessee, Weakley County. A putative class action (of insurance companies with respect to subrogation claims), as well as an individual action (by Prudential Property & Casualty Insurance Company with respect to its subrogation claims), are both pending in the United States District Court for the District of New Jersey. A putative class action pending in the Circuit Court of the Fifth Judicial Circuit, Florida, Marion County has been certified on behalf of homeowners who claim to have opted out of the national settlement described below.

     In November 1995, CNA Holdings, DuPont and Shell entered into a national class action settlement, which has been approved by the courts. The settlement calls for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies have agreed to fund such replacements and reimbursements up to E813 million. There are approximately 27 additional pending lawsuits in approximately 26 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings. The allocation of payments already made to the claimants and future payments between the affected companies has not yet been finally determined between CNA Holdings and Shell. This allocation is subject to a binding arbitration between CNA Holdings and Shell, and arbitration proceedings were completed in June 1999 (See
Note 23). In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed U.S. $170 million (E145 million). These claimants will also be eligible for a replumb of their homes in accordance with the terms of the national class action settlement. CNA Holdings' and Shell's contributions under this settlement are subject to allocation in the above binding arbitration. In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and certain of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure resulted in a partial declaratory judgment in CNA Holdings' favor. As a result,
                                      F-30
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                                    CELANESE

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

19. COMMITMENTS AND CONTINGENCIES (CONTINUED) settlements have been reached with a majority of CNA Holdings' insurers specifying their responsibility for such claims.

     CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 1998, Celanese had accrued E213 million for this matter. Management believes that the plumbing actions are either covered by insurance or provided for in the combined financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given year. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 1998, Celanese had recorded E193 million in outstanding insurance claim receivables that are expected to be collected within the next five years. Collectability could vary depending on the financial status of the insurance carriers.

Fugitive Emissions Standards

     In 1990, the United States Environmental Protection Agency ("EPA") issued a notice of violation to CNA Holdings alleging that its Rock Hill, South Carolina plant, located in the United States, was subject to fugitive emissions standard for benzene under the Clean Air Act based upon the volume of benzene used at the facility. CNA Holdings contested the notice of violation because it believed it had correctly determined in 1984 that the calculation of benzene usage for determining applicability of the standard did not include amounts recirculated within the process after initial use. By 1991, CNA Holdings met the fugitive emissions standard as interpreted by the EPA for its three U.S. facilities that used benzene.

     In 1992, 1993 and 1995, the United States, on behalf of the EPA, filed enforcement actions against CNA Holdings regarding the three plants in federal district courts in South Carolina, Virginia and Texas seeking penalties of up to U.S. $25,000 per day. The Virginia and Texas cases were, for most of the time, stayed by consent of the parties while the South Carolina case was litigated through denial of a petition for certiorari to the U.S. Supreme Court. The appellate court in that case upheld the EPA's interpretation of the standard but affirmed that CNA Holdings did not have notice of that interpretation prior to August 1989, thus no penalties could be assessed prior to that date. The appellate court remanded the case to the district court for a determination of what penalty, if any, should be assessed for the period from August 1989, when CNA Holdings received actual notice of the EPA's interpretation, through the plant's achievement of compliance in September 1991. The parties have agreed to nonbinding mediation to aid settlement negotiations before resuming litigation in the district court and are currently discussing the timetable for this nonbinding mediation. Management believes a material loss from this matter is remote.

Generic Pharmaceutical Litigation

     Copley Pharmaceutical Inc. ("Copley"), a subsidiary of Celanese Americas, formerly known as Hoechst Corporation, was a defendant in civil litigation stemming from product liability claims related to physical injuries allegedly sustained in connection with the use of the drug Albuterol sulfate inhalation solution 0.5% ("Albuterol"). During 1995, Copley entered into a class action settlement agreement whereby Copley and its insurers agreed to provide up to U.S. $150 million (E128 million) to settle the majority of claims relating to Albuterol. Through December 31, 1998, Copley's insurers have paid approximately E86 million in connection with this settlement. Copley has set up provisions and issued letters of credit for its share of the settlement. At December 31, 1998, Copley had accrued E3.6 million in this respect. Claims by persons who opted out of the class action in a timely manner are not covered by

                                    CELANESE

19. COMMITMENTS AND CONTINGENCIES (CONTINUED) the settlement. Copley has established provisions for these claims. Material additional losses are not reasonably possible. Although the outcome of the foregoing proceedings cannot be predicted with certainty, at December 31, 1998, management's best estimate of the range of possible additional losses is between E0 and E11 million.

     In September 1994, Copley recalled Brompheril, an over-the-counter decongestant. To date, Copley is unaware of any claims in connection with this product. In August 1994, the U.S. District Attorney's office informed Copley of the commencement of a grand jury investigation of Copley and certain employees. In May 1997, Copley pled guilty to a one count information charging a violation of Title 18, United States Code, Section 371, a conspiracy to defraud the United States and one of its agencies, the Food and Drug Administration ("FDA"). As part of the plea, Copley agreed to pay a fine of U.S. $10.6 million of which U.S. $7.5 million was accrued in 1996 and U.S. $3.1 million was accrued in 1997. Copley also entered into an agreement with the FDA for an audit, to be conducted by qualified outside auditors acceptable to the FDA, of 20 of Copley's approved abbreviated new drug applications. Copley is cooperating with the FDA, which has agreed to continue to review Copley's pending applications during the audit.

     In September 1998, Great Neck Capital Appreciation Partnership filed a complaint derivatively on behalf of the directors of Copley in a Massachusetts Superior Court against six of Copley's directors. Two of these directors are employees or consultants of Hoechst, and one of them is an employee of Celanese. In October 1998, Great Neck Capital amended its complaint to add Celanese Americas as a defendant.

     The amended complaint alleges that Celanese Americas used Copley for its own benefit, injured Copley's ability to compete and compromised the independence of Copley's independent directors. The complaint also alleges that the six directors allowed Celanese Americas to use Copley and otherwise breached their fiduciary duties to Copley. The plaintiff seeks damages in an amount in excess of U.S. $100 million (E85 million) against all defendants, jointly and severally. The directors and Celanese Americas have moved to dismiss this case. Celanese Americas believes the possibility of a loss related to this matter is remote. This motion is still pending. The claims against Copley's directors have been submitted to the companies providing Copley's directors and officers insurance.

Antitrust


     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. Based on the advice of external counsel and a review of the existing facts and circumstances relating to the matter, Celanese has recorded accrued liabilities of E27 million at December 31, 1998 for the estimated loss relative to this matter. Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80% of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital from this indemnification. Celanese's accrued liability, noted above, for this matter is gross of any recovery from Hoechst. Although the outcome of this matter cannot be predicted with certainty, Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position. In addition, during 1999, eleven civil antitrust actions, seeking monetary damages and other relief for alleged conduct involving the sorbates industry have been filed and are in the early stages of litigation. (See Note 23)

                                    CELANESE

19.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
Other Matters

     In 1998, Celanese received a substantial settlement in connection with a patent infringement lawsuit. This is included as a component of selling, general and administrative expenses.

     In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. At December 31, 1998, Celanese does not expect to incur any losses under these contractual arrangements. Additionally, at December 31, 1998, there were outstanding commitments relating to capital projects of approximately E83 million.

20.  ENVIRONMENTAL

     General -- The worldwide Businesses are subject to environmental laws and regulations which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations.

     U.S. Superfund Sites -- In the United States, the Businesses may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive and Liability Act ("Superfund") and related state laws for investigation and cleanup costs at approximately 100 sites. At most of these sites, numerous companies, including certain companies comprising the Businesses, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties ("PRP") under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceeds is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. At December 31, 1998 and 1997, Celanese had provisions totaling E9 million and E11 million, respectively, for U.S. Superfund sites and utilized E5 million and E2 million of these reserves in 1998 and 1997, respectively. Celanese did not record any additional provisions for U.S. Superfund sites during 1998 and 1997.

     As events progress at each site for which it has been named a PRP, Celanese accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, Celanese considers its shipment of waste to a site, its percentage of total waste shipped to the site, the types of wastes involved, the conclusions of any studies, the magnitude of any remedial actions that may be necessary, and the number and viability of other PRPs. Often Celanese will join with other PRPs to sign joint defense agreements that will settle, among PRPs, each party's percentage allocation of costs at the site. Although the ultimate liability may differ from the estimate, Celanese routinely reviews the liabilities and revises the estimate, as appropriate, based on the most current information available.

     German InfraServs -- The Businesses in Germany have manufacturing operations at five locations in Germany: Oberhausen, Hochst, Gendorf, Kelsterbach and Knapsack. On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies ("InfraServs") were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations.

     InfraServs are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under

                                    CELANESE

20.  ENVIRONMENTAL (CONTINUED)
German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. However, the InfraServs have agreed to indemnify Hoechst against any environmental liability arising out of or in connection with environmental pollution of any site. The partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. The limited partners are also obligated to indemnify Hoechst against any such liability. In view of this potential obligation to eliminate residual contamination, the InfraServs have recorded provisions totaling about E259 million as of December 31, 1998, of which E57 million has been included in the combined reserves for environmental liabilities of Celanese. The provision of E57 million was recorded for measures ordered by German authorities, mainly for land fill and land reclamation activities of InfraServ GmbH & Co. Knapsack Deponie KG. Those measures were verified by third-party appraisals determining the amount of provision. Based on the facts and circumstances at December 31, 1998, no additional charges are expected. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the owners of the remaining participations in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities were not satisfied by either the InfraServs or their owners, these liabilities were demerged to Celanese. Hoechst has agreed to indemnify Celanese for two-thirds of such residual liabilities. In accordance with the Demerger Agreement, Celanese has agreed to indemnify Hoechst for the remaining one-third of such residual liabilities.

     The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability participation percentages were as follows at December 31, 1998:

                            SITE                              OWNERSHIP %   LIABILITY %
                            ----                              -----------   -----------
InfraServ GmbH & Co. Gendorf KG.............................     39.0%         10.0%
InfraServ GmbH & Co. Oberhausen KG..........................     84.0%         75.0%
InfraServ GmbH & Co. Knapsack KG............................     42.0%         47.0%
InfraServ GmbH & Co. Knapsack Deponie KG....................    100.0%        100.0%
InfraServ GmbH & Co. Kelsterbach KG.........................    100.0%        100.0%
InfraServ GmbH & Co. Hochst KG..............................     27.2%         33.0%
InfraServ GmbH & Co. Munchsmunster KG.......................     79.0%         79.0%
InfraServ Verwaltungs GmbH..................................    100.0%        100.0%
InfraServ GmbH & Co. Wiesbaden KG...........................     29.0%         10.0%

     Celanese also has certain obligations related to previously divested entities and has provided for such obligations, when the event of loss is probable and reasonably estimable. (See Note 4)

     In 1998 and 1997, the total environmental costs charged to operations for remediation efforts amounted to E94 million and E45 million, respectively. The E94 million recorded in 1998 is net of E56 million, as a result of discounting future outlays for certain fixed period remediation projects using a 6% discount rate. Celanese has no other discounted environmental reserves.

     Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given year.

21.  SPECIAL CHARGES

     Special charges on the accompanying combined statements of operations include provisions for restructuring which represent costs related to severance and other benefit programs, as well as costs

                                    CELANESE

21.  SPECIAL CHARGES (CONTINUED)
incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representative or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The components of the 1998 and 1997 restructuring charges were as follows:

                                                           EMPLOYEE
                                                          TERMINATION   PLANT/OFFICE
                                                           BENEFITS       CLOSURES     TOTAL
                                                          -----------   ------------   -----
                                                                   (IN E MILLIONS)
                                                          ----------------------------------
Restructuring reserve at December 31, 1996..............        -             3           3
                                                              ---           ---         ---
Restructuring expense recorded in 1997..................       22            34          56
Cash and noncash uses during 1997.......................      (12)           (4)        (16)
                                                              ---           ---         ---
Restructuring reserve at December 31, 1997..............       10            33          43
Restructuring expense recorded in 1998..................       34            39          73
Other additions.........................................       12             -          12
Cash and noncash uses during 1998.......................      (30)          (42)        (72)
                                                              ---           ---         ---
Restructuring reserve at December 31, 1998..............       26            30          56
                                                              ===           ===         ===

     In 1997, Celanese recorded special charges totaling E103 million, of which E56 million was recorded as an addition to the restructuring reserve. The E56 million included a Hoechst Research & Technology restructuring reserve of E45 million related to the impairment of laboratory assets at three U.S. locations (E29 million) and the termination of related employees (E16 million); restructuring costs of E8 million associated with severance benefits for the downsizing of the corporate headquarters of Celanese's U.S. subsidiaries and E3 million related to restructuring of certain European facilities. In addition to the E56 million reserve, with the reorientation of Hoechst Research & Technology during 1997, Celanese management determined the portion of goodwill allocated to this division from the acquisition of Celanese in 1987 by Hoechst was impaired and accordingly E43 million was written off. Further, Celanese recognized a charge of E4 million for the further impairment of its investment in Copley Pharmaceuticals, Inc. due to the continued decline in the fair market value of its stock price.

     In 1998, Celanese recorded special charges totaling E100 million, of which E73 million was recorded as an addition to the restructuring reserve. The increase to the restructuring reserve of E73 million pertained primarily to employee termination severance costs of E34 million, of which E33 million related to downsizing in the businesses. The E33 million was comprised of E21 million resulting from Hoechst's reorientation of basic research, E6 million associated with two U.S. acetate facilities, E5 million associated with the U.S. corporate headquarters and E1 million related to a European plant facility. The remaining balance of E1 million is related to the shutdown of an OPP production line at a European plant. Additionally, Celanese recognized E39 million restructuring costs for plant and office closures, of which E18 million pertained to the estimated loss on the lease for the U.S. corporate headquarters, E6 million for the impairment of fixed assets primarily associated with the lease for the U.S. corporate headquarters, E9 million of estimated contractual losses on a service agreement associated with the shutdown of an acetic acid unit in Europe, E4 million for the closure of a European chlorine plant and E2 million for the impairment of fixed assets associated with the shutdown of an OPP production line at a European plant. The remaining special charge in 1998 of E27 million pertained to the recognition of a E27 million reserve related to the Nutrinova antitrust actions (See Note 19).

                                    CELANESE

21.  SPECIAL CHARGES (CONTINUED)
     Additionally, in 1998 Celanese recorded other additions of E12 million associated with Hoechst's exchange of substantially all of its polyester fiber and bottle resins business in the U.S., Europe and Mexico for the 49% minority interest in Grupo Celanese, S.A., which was not already owned by Celanese. As a result of this transaction, Celanese is responsible for the payment of severance and other benefits associated with the elimination of polyester fiber and bottle resin business employees. This transaction was reflected as a capital contribution in 1998; accordingly, the reserve was established against the capital contribution. (See Note 4)

     In 1998 and 1997, Employee Termination Benefits primarily represented severance and other benefits associated with the elimination of approximately 675 positions worldwide, of which approximately 525 positions had been eliminated as of December 31, 1998. At December 31, 1998, the remaining Employee Termination Benefits reserve of E26 million pertained primarily to employee severance payments related to the polyester fiber and bottle resins business formerly conducted by Hoechst of E12 million and the U.S. corporate headquarters of E8 million. These severance payments are scheduled to be remitted within the next 12 months. The remaining Plant/Office Closures reserve of E30 million at December 31, 1998 pertains primarily to a reserve related to the estimated loss on the lease resulting from the closure of the U.S. corporate headquarters, which is scheduled to take place by the end of 1999, of E18 million and E9 million of estimated contractual losses on a service agreement associated with the 1998 shutdown of an acetic acid unit in Europe.

22.  BUSINESS AND GEOGRAPHICAL SEGMENTS

     Effective January 1, 1998, Celanese adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Information with respect to Celanese's industry segments follows:

Business Segments

     ACETYL PRODUCTS, the methyls, acetyls and acetyl derivatives segment, primarily produces and supplies methanol, formaldehyde, polyols, acetic acid, vinyl acetate monomer, acetic anhydride and acetate esters;

     CHEMICAL INTERMEDIATES, the acrylates, oxo products and specialties segment, produces and supplies acrylic acid, acrylates, amines, carboxylic acids and oxo alcohols;

     ACETATE PRODUCTS produces and supplies cellulose acetate filament and staple, acetate filter products and advanced fiber material;

     TICONA, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers products; and

     PERFORMANCE PRODUCTS includes Trespaphan, the oriented polypropylene ("OPP") film business, Nutrinova, the high intensity sweetener and food protection ingredients business, as well as Celgard, the separation products business.

     The segment management reporting and controlling systems is substantially the same as those described in the summary of significant accounting policies (U.S. GAAP). Celanese measures the performance of its operating segments through "Operating Profit" as defined on the accompanying combined statements of operations.

                                    CELANESE

22.  BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)
     Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

                              ACETYL      CHEMICAL      ACETATE             PERFORMANCE    TOTAL
                             PRODUCTS   INTERMEDIATES   PRODUCTS   TICONA    PRODUCTS     SEGMENTS   RECONCILIATION    COMBINED
                             --------   -------------   --------   ------   -----------   --------   ---------------   --------
                                                                      (IN E MILLIONS)
                             --------------------------------------------------------------------------------------------------
1998:
Sales to external
  customers................   1,438           850         839        750        455        4,332            827         5,159
Inter-segment revenues.....      80            70           -          -          -          150           (150)            -
Operating profit (loss)....     152            54          94         53         (7)         346           (163)          183
Depreciation and
  amortization.............      85            56          54         62         37          294             57           351
Capital expenditures.......      70            97          69         66         42          344             29           373
Special charges............       9             1           6          -         30           46             54           100
Total assets...............   1,541         1,070         808      1,352        417        5,188          2,378         7,566
1997:
Sales to external
  customers................   1,661         1,051         994        742        479        4,927            848         5,775
Inter-segment revenues.....      96            72           -          -          -          168           (168)            -
Operating profit...........     221            73         149         57         47          547           (266)          281
Depreciation and
  amortization.............      77            50          44         60         30          261             66           327
Capital expenditures.......      75           120          42         44         58          339             69           408
Special charges............       -             -           -          -          -            -            103           103
Total assets...............   1,239           806         748      1,408        386        4,587          1,816         6,403

     The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses,
(b) the elimination of inter-segment sales and net receivables and payables, (c) assets and liabilities not allocated to a segment, and (d) corporate center costs for support services such as legal, accounting and treasury functions. Additionally, Celanese recognized a special charge in 1998 and 1997 related to restructuring costs, write-off of fixed assets, shutdown of a facility, and impairment of goodwill. (See Note 21) Other operating entities consist primarily of other chemical businesses, as well as a polyester staple and bottle resin business, generic pharmaceuticals, and companies which provide infrastructure and procurement services.

     The following table presents financial information based on the geographic location of the manufacturing facilities of Celanese:

                        NORTH    THEREOF   THEREOF   THEREOF            THEREOF          REST OF
                       AMERICA     USA     CANADA    MEXICO    EUROPE   GERMANY   ASIA    WORLD    COMBINED
                       -------   -------   -------   -------   ------   -------   ----   -------   --------
                                                         (IN E MILLIONS)
                       ------------------------------------------------------------------------------------
1998:
Total assets.........   5,048     4,334      345       369     2,178     1,814    131      209      7,566
Long-lived assets....   1,339     1,056      160       123       482       362    101       11      1,933
Operating profit
  (loss).............     256       118       83        55       (74)      (89)     4       (3)       183
Net sales............   3,052     2,463      407       182     1,954     1,174     91       62      5,159
Depreciation and
  amortization.......     249       207       25        17        90        68     10        2        351
Capital
  expenditures.......     246       192       14        40       109        81     16        2        373
1997:
Total assets.........   4,420     3,767      369       284     1,604     1,225    134      245      6,403
Long-lived assets....   1,460     1,143      197       120       466       348    102       13      2,041
Operating profit
  (loss).............     249        28      127        94        45        35     (9)      (4)       281
Net sales............   3,504     2,809      403       292     2,174     1,279     39       58      5,775
Depreciation and
  amortization.......     240       206       22        12        81        63      4        2        327
Capital
  expenditures.......     291       226       15        50        80        51     35        2        408

                                    CELANESE

23.  SUBSEQUENT EVENTS


     In 1998, Nutrinova Inc. received a grand jury subpoena from the United States District Court for the Northern District of California in connection with a criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement pursuant to which Hoechst will plead guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the United States. Hoechst and the U.S. Government agreed to recommend that the Government's District Court fine Hoechst E31 (U.S. $36) million. Hoechst also agreed to cooperate with the Government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed a penalty as recommended in the plea agreement. In addition, fourteen civil antitrust class actions, seeking monetary damages and other relief for alleged conduct involving the sorbates industry have been filed in California, Tennessee and New York naming Nutrinova and certain other Hoechst and Celanese entities as defendants. These actions are in the early stages of civil litigation. Celanese recorded an additional accrual of E38 million during the first six months of 1999 related to this matter. The additional accrual recognized during the six months ended June 30, 1999 is management's best estimate based on the advice of external counsel and a review of the evolving facts and circumstances relating to the matter, including new claims filed and the penalty related to the U.S. criminal antitrust case imposed in June 1999. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible future losses (in addition to the amounts already recorded in the financial statements) as of June 30, 1999 is between E0 and E90 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims that may be imposed or made in other jurisdictions. Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80% of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital from this indemnification. The additional reserve recognized during the six month period ended June 30, 1999 and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position.


     On March 24, 1999, Celanese Canada announced a planned transaction with KoSa, a company owned by a consortium between Koch Industries, a U.S. company, and a Mexican company owned by Isaac Saba, involving the sale of the Canadian polyester staple and bottle resins business. KoSa is the same company that purchased in December 1998 Hoechst's global polyester and resins business. Due diligence has recently been completed and preliminary negotiations with respect to the proposed sale have begun. Additionally, in August 1999, Celanese pursuant to a tender offer at E17.41 (CAD 27.25) per share became the owner of 97.7% of the common stock of Celanese Canada, Inc., and through its affiliate exercised the statutory rights to acquire all the remaining shares and on September 3, 1999 became the owner of all such remaining shares, thereby giving Celanese 100% ownership of Celanese Canada. Celanese Canada had approximately 40.7 million shares outstanding at December 31, 1998.

     In June 1999 the arbitration proceedings relating to the plumbing actions, between CNA Holdings and Shell, were completed. The decision of the arbitrators allocated more responsibility to CNA Holdings than had been anticipated. Under the arbitration agreement and the Federal Arbitration Act, subject to certain limitations, both parties have the right to appeal the award. Celanese has taken action to preserve its right to appeal and intends to appeal the award unless an amicable settlement can be reached. In light of the arbitral award and its reasoning, Celanese's other claims against Shell, its experience to date in settling litigation claims, its consideration of the pending cases and its own claims for reimbursement under product liabilities insurance policies, Celanese has reviewed its accruals for the plumbing litigation and recorded a charge to operations of E128 million in the second quarter of 1999. Management believes that

                                    CELANESE

23.  SUBSEQUENT EVENTS (CONTINUED)
this additional reserve is sufficient to reflect the responsibility allocated to CNA Holdings by the arbitrators.

     On August 10, 1999, Teva Pharmaceutical Industries, Ltd. announced an agreement to purchase all the outstanding shares of Copley Pharmaceuticals Inc., of which Celanese owned 52 percent, for U.S.$220 million or U.S.$11 per share. The transaction closed in mid-September 1999. Celanese expects to recognize a book gain of approximately E18 million related to this transaction.

                                  CELANESE AG

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                ALLOWANCE FOR DOUBTFUL ACCOUNTS (IN E MILLIONS)

  Balance as of December 31, 1996...........................     31
     Provisions.............................................     11
     Recoveries.............................................     (3)
     Charge-offs............................................     (3)
     Translation Adjustments................................      3
                                                                ---
  Balance as of December 31, 1997...........................     39
     Provisions.............................................     16
     Recoveries.............................................      -
     Charge-offs............................................      -
     Translation Adjustments................................     (3)
                                                                ---
  Balance as of December 31, 1998...........................     52
                                                                ===

                                    CELANESE

                       COMBINED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                         SIX MONTHS ENDED JUNE 30,
                                                                  ----------------------------------------
                                                                         1999             1999       1998
                                                                  ------------------      -----      -----
                                                                    (IN $ MILLIONS         (IN E MILLIONS
                                                                      EXCEPT PER             EXCEPT PER
                                                                    SHARE DATA)(1)          SHARE DATA)
                                                                  ------------------      ----------------
  Net sales.................................................            2,439             2,366      2,755
  Cost of sales.............................................            2,111             2,047      2,217
  Selling, general and administrative expenses..............              325               315        365
  Research and development expenses.........................               48                47         63
  Special charges...........................................              211               205         15
  Foreign exchange losses...................................              (14)              (14)        (7)
  Gain on disposition of assets.............................                3                 3         13
                                                                        -----             -----      -----
       Operating profit (loss)..............................             (267)             (259)       101
  Equity in net earnings of affiliates......................               15                14         12
  Interest expense..........................................               62                60         66
  Interest and other income, net............................               43                42         33
                                                                        -----             -----      -----
       Earnings (loss) before income taxes and minority
          interests.........................................             (271)             (263)        80
  Income taxes..............................................                9                 9         65
                                                                        -----             -----      -----
       Earnings (loss) before minority interests............             (280)             (272)        15
  Minority interests........................................                -                 -         24
                                                                        -----             -----      -----
       Net earnings (loss)..................................             (280)             (272)        (9)
                                                                        -----             -----      -----
  Basic and diluted net earnings (loss) per share...........            (5.01)            (4.86)     (0.16)
                                                                        =====             =====      =====

---------------
(1) The 1999 figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S.$1.0310 per E1.00, the noon buying rate of the Federal Reserve Board of New York on June 30, 1999.

See the accompanying notes to the unaudited interim combined financial statements.

                                    CELANESE

                            COMBINED BALANCE SHEETS

                                                              JUNE 30,         JUNE 30,     DECEMBER 31,
                                                                1999             1999           1998
                                                         ------------------   -----------   ------------
                                                         (IN $ MILLIONS)(1)        (IN E MILLIONS)
                                                         ------------------   --------------------------
                                                            (UNAUDITED)       (UNAUDITED)    (AUDITED)
ASSETS
Current assets:
     Cash and cash equivalents.........................           37                36             7
     Marketable securities.............................           31                30            26
     Receivables, net..................................        1,475             1,431         1,182
     Receivables from Hoechst..........................          890               863           819
     Inventories.......................................          667               647           653
     Deferred income taxes.............................          132               128           155
     Other assets......................................           34                33            62
                                                               -----             -----         -----
          Total current assets.........................        3,266             3,168         2,904
Investments............................................          650               630           600
Property, plant and equipment, net.....................        2,174             2,109         1,933
Deferred income taxes..................................          324               314           220
Other assets...........................................          700               678           674
Intangible assets, net.................................        1,401             1,359         1,235
                                                               -----             -----         -----
          Total assets.................................        8,515             8,258         7,566
                                                               =====             =====         =====
LIABILITIES AND COMBINED EQUITY
Current liabilities:
     Short-term borrowings and current installments
       of long-term debt...............................          566               549           433
     Accounts payable and accrued liabilities..........        1,808             1,754         1,400
     Liabilities to Hoechst............................          115               112            85
     Deferred income taxes.............................           33                32            18
     Income taxes payable..............................          288               279           306
                                                               -----             -----         -----
          Total current liabilities....................        2,810             2,726         2,242
Long-term debt.........................................        1,184             1,149         1,082
Deferred income taxes..................................           91                87            89
Other liabilities......................................        1,468             1,423         1,223
Minority interests.....................................          223               216           194
Combined equity:
     Combined equity...................................        2,673             2,593         2,851
     Accumulated other comprehensive income (loss).....           66                64          (115)
                                                               -----             -----         -----
          Total combined equity........................        2,739             2,657         2,736
                                                               -----             -----         -----
     Total liabilities and combined equity.............        8,515             8,258         7,566
                                                               =====             =====         =====

---------------
(1) The 1998 figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S$1.0310 per E1.00, the noon buying rate of the Federal Reserve Board of New York on June 30, 1999.

See the accompanying notes to the unaudited interim combined financial statements.

                                    CELANESE

                         COMBINED STATEMENTS OF EQUITY
                                  (UNAUDITED)

                                                                              ACCUMULATED
                                                                                 OTHER        TOTAL
                                                  COMBINED   COMPREHENSIVE   COMPREHENSIVE   COMBINED
                                                   EQUITY        LOSS            LOSS         EQUITY
                                                  --------   -------------   -------------   --------
                                                                  (IN E MILLIONS)(1)
                                                  ---------------------------------------------------
Balance as of December 31, 1998.................   2,851                         (115)        2,736
                                                   -----                         ----         -----
Net loss........................................    (272)        (272)              -          (272)
Net transfers from Hoechst......................      14            -               -            14
Other comprehensive income (loss):
  Unrealized gains on securities, net of tax of
     E(4) million...............................       -           (9)              -             -
  Foreign currency translation, net of tax of
     E31 million................................       -          188               -             -
                                                                 ----
Other comprehensive income......................       -          179             179           179
                                                                 ----
Comprehensive loss..............................                  (93)
                                                   -----         ====            ----         -----
Balance as of June 30, 1999.....................   2,593                           64         2,657
                                                   =====                         ====         =====

---------------
(1) All balances have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the unaudited interim combined financial statements.

                                    CELANESE

                       COMBINED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                    SIX MONTHS ENDED
                                                                        JUNE 30,
                                                              -----------------------------
                                                                   1999         1999   1998
                                                              ---------------   ----   ----
                                                                                   (IN E
                                                              ($ MILLIONS)(1)    MILLIONS)
                                                              ---------------   -----------
Operating activities:
  Net earnings (loss).......................................       (280)        (272)    (9)
  Adjustments to reconcile net earnings (loss) to net cash
     provided by operating activities:
     Special charges, net of amounts used...................        182          177    (27)
     Depreciation and amortization..........................        178          173    178
     Change in equity of affiliates.........................          3            3     (5)
     Deferred income taxes..................................        (38)         (37)    35
     Gain on sale of assets, net............................         (3)          (3)   (13)
     Changes in operating assets and liabilities:
       Receivables, net.....................................       (105)        (102)  (102)
       Inventories..........................................         66           64    (18)
       Accounts payable, accrued liabilities and other
        liabilities.........................................         84           82     33
       Income taxes payable.................................        (74)         (72)    27
       Other, net...........................................         47           45     (8)
                                                                   ----         ----   ----
  Net cash provided by operating activities.................         60           58     91
Investing activities:
  Capital expenditures......................................       (136)        (132)  (162)
  Proceeds from sale of assets..............................         19           19     23
  Purchases of marketable securities........................        (38)         (37)  (158)
  Proceeds from sale of marketable securities...............         34           33    131
  Other.....................................................         (3)          (3)    (4)
                                                                   ----         ----   ----
     Net cash used in investing activities..................       (124)        (120)  (170)
Financing activities:
  Short-term borrowings with third parties, net.............         94           91    155
  Proceeds from long-term debt due to third parties.........          2            2     46
  Payment of debt due to third parties......................        (23)         (22)    (6)
  Short-term borrowings from Hoechst, net...................        (22)         (21)   116
  Other net activity with Hoechst...........................         42           40   (237)
                                                                   ----         ----   ----
     Net cash provided by financing activities..............         93           90     74
The effect of exchange rate changes on cash.................          1            1      -
                                                                   ----         ----   ----
     Net increase (decrease) in cash and cash equivalents...         30           29     (5)
                                                                   ----         ----   ----
  Cash and cash equivalents at beginning of year............          7            7     25
                                                                   ----         ----   ----
  Cash and cash equivalents at end of year..................         37           36     20
                                                                   ====         ====   ====

---------------
(1) The 1998 figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of E1.0310 per U.S. $1.00, the noon buying rate of the Federal Reserve Board of New York on June 30, 1999.

See the accompanying notes to the unaudited interim combined financial statements.

                                    CELANESE

            NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The unaudited combined financial statements included herein have been prepared by Celanese in accordance with the basis of combination and accounting policies stated in the December 31, 1998 combined financial statements appearing elsewhere herein. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. The statements should be read in conjunction with the audited December 31, 1998 combined financial statements and notes.

     In the opinion of management, the unaudited combined financial statements included herein reflect all adjustments necessary for a fair statement of the information presented as of June 30, 1999 and for the six months ended June 30, 1999 and 1998. Such adjustments are of a normal, recurring nature. The unaudited combined statement of operations for the six months ended June 30, 1999 is not necessarily indicative of the results to be expected for the full year.

2.  RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement, as amended, which becomes effective for Celanese beginning January 1, 2000, establishes accounting and operating standards for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts. Celanese is reviewing the potential impact, if any, of SFAS 133 on its consolidated results of operations, financial position or cash flow.

3.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                SIX MONTHS
                                                                   ENDED
                                                                 JUNE 30,
                                                              ---------------
                                                              1999       1998
                                                              ----       ----
                                                              (IN E MILLIONS)
                                                              ---------------
Cash paid during the year for:
  Taxes.....................................................   97         81
  Interest, net of amounts capitalized......................   54         73
Noncash investing and financing activities:
  Contribution by Hoechst of net receivables to Celanese....   50          -
  Contribution by Hoechst of Trespaphan GmbH minority
     interest...............................................    -         24
  Fair value adjustment to securities available for sale....   (9)         1
  Income tax effect related to fair value adjustment........    4          -

                                    CELANESE

4.  SUPPLEMENTAL EQUITY INFORMATION

                                                                           ACCUMULATED OTHER    TOTAL
                                                COMBINED   COMPREHENSIVE     COMPREHENSIVE     COMBINED
                                                 EQUITY       INCOME             LOSS           EQUITY
                                                --------   -------------   -----------------   --------
                                                                  (IN E MILLIONS)(1)
                                                -------------------------------------------------------
Balance as of December 31, 1997...............   1,278                            (28)          1,250
Net loss......................................      (9)          (9)                -              (9)
Net transfers from Hoechst....................       8            -                 -               8
Other comprehensive income (loss), net of tax:
  Unrealized gains on securities..............       -            1                 -               -
  Foreign currency translation................       -          (12)                -               -
Other comprehensive loss......................       -          (11)              (11)            (11)
Comprehensive loss............................                  (20)
                                                 -----          ===               ---           -----
Balance as of June 30, 1998...................   1,277                            (39)          1,238
                                                 =====                            ===           =====

5.  SPECIAL CHARGES

     Special charges on the accompanying combined statements of operations include provisions for restructuring which represent costs related to severance and other benefit programs, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representative or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The components of the first six months of 1999 restructuring charges were as follows:

                                                           EMPLOYEE
                                                          TERMINATION   PLANT/OFFICE
                                                           BENEFITS       CLOSURES     TOTAL
                                                          -----------   ------------   -----
                                                                   (IN E MILLIONS)
                                                          ----------------------------------
Restructuring reserve at December 31, 1998..............       26            30          56
Restructuring expense recorded in the first six months
  of 1999...............................................       18            16          34
Cash and noncash uses during the first six months of
  1999..................................................      (20)           (5)        (25)
                                                              ---            --         ---
Restructuring reserve at June 30, 1999..................       24            41          65
                                                              ===            ==         ===

     In 1999, Celanese recorded special charges totaling E205 million, of which E34 million was recorded as an addition to the restructuring reserve. The increase to the restructuring reserve of E34 million pertained primarily to employee termination severance costs of E18 million, of which E4 million resulted from the final reorientation of Hoechst's basic research function in the U.S. and E5 million resulted from an acetaldehyde plant closure in Europe. Additional employee termination severance costs of E9 million were incurred for downsizing at two U.S. Acetate facilities (E6 million) and a European plant facility (E3 million). Celanese also recognized E16 million of restructuring costs for plant and office closures, of which E10 million resulted from estimated contractual losses on service agreements (E6 million) and the impairment of fixed assets (E4 million) related to the planned closure of an acetaldehyde plant in Europe. The remaining reserve for Plant/Office Closures principally relate to the planned closure of the U.S. corporate headquarters. The remaining E6 million related to the writeoff of assets resulting from the final closure associated with Hoechst's reorientation of its basic research function. The remaining special charges in 1999 of E171 million pertained to a special charge of E128 million incurred related to the Plumbing Actions (see
Note 6), E38 million relating to the Nutrinova antitrust actions, E3 million relating

                                    CELANESE

5.  SPECIAL CHARGES (CONTINUED)
to Demerger costs and E2 million relating to the impairment of goodwill resulting from the closure of the acetaldehyde plant in Europe.

     For the six month period ended June 30, 1999, Celanese recorded employee termination benefit expense of E18 million. Such amounts represent the severance and other benefit costs associated with the elimination of approximately 225 positions. During the first six months of 1999, Celanese eliminated approximately 155 positions, which related to the 1999 plan as well as prior year plans.

6.  COMMITMENTS AND CONTINGENCIES

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its Businesses, relating to such matters as product liability, competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given year. (See Notes 19 and 20 of the December 31, 1998 combined financial statements for details regarding Celanese's commitments and contingencies.)

     Plumbing Actions


     In June 1999 the arbitration proceedings relating to the plumbing actions, between CNA Holdings and Shell Chemical Company, were completed. The decision of the arbitrators allocated more responsibility to CNA Holdings than had been anticipated. Under the arbitration agreement and the Federal Arbitration Act, subject to certain limitations, both parties have the right to appeal the award. Celanese has taken action to preserve its right to appeal and intends to appeal the award unless an amicable settlement can be reached. In light of the arbitral award and its reasoning, Celanese's other claims against Shell Chemical Company, its experience to date in settling litigation claims, its consideration of the pending cases and its own claims for reimbursement under product liabilities insurance policies, Celanese recognized a special charge of E128 million during the six months ended June 30, 1999. Management believes that this additional reserve is sufficient to reflect the responsibility allocated to CNA Holdings by the arbitrators. Although the outcome of this matter cannot be predicted with certainty, at June 30, 1999, management's best estimate of the range of possible additional losses for the plumbing actions is between E0 and E109 million. Celanese has recorded receivables relating to the anticipated recoveries from third-party insurance carriers relating to the plumbing actions. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of June 30, 1999, Celanese had recorded E184 million in outstanding insurance claim receivables that are expected to be collected within the next five years. Collectability could vary depending on the financial status of the insurance carriers.


     Antitrust


     During the six month period ended June 30, 1999, Nutrinova Inc., a U.S. subsidiary of Nutrinova Specialities & Food Ingredients GmbH, received eleven additional notices of civil antitrust class action suits, seeking monetary damages and other relief for alleged conduct involving the sorbates industry. Celanese recorded an additional accrual of E38 million in the six month period ended June 30, 1999 related to this matter (See Note 5). The additional accrual recognized during the six months ended June 30, 1999 is management's best estimate based on the advice of external counsel and a review of the evolving facts and circumstances relating to the matter, including new claims filed and the penalty related

                                    CELANESE

6. COMMITMENTS AND CONTINGENCIES (CONTINUED) to the U.S. criminal antitrust case imposed in June 1999. Celanese has an accrual for this matter of E55 million at June 30, 1999. At June 30, 1999, management's best estimate of the range of possible future losses related to this matter is between E0 and E90 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims that may be imposed or made in other jurisdictions. Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80% of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital from this indemnification. The additional reserve recognized during the six month period ended June 30, 1999 and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Although the outcome of this matter cannot be predicted with certainty, Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position.

     Celanese has entered into discussions with a potential buyer for its chlorine and chlorine derivatives business lines, and under the proposed terms of the agreement currently being negotiated would expect to record a loss in the second half of 1999 of between E80 million and E90 million related to the disposition of these business lines. However, Celanese is also internally considering other options for these business lines.

7.  BUSINESS AND GEOGRAPHICAL SEGMENTS

     Summarized segment information for Celanese's five reportable segments for the six months ended June 30, 1999 and 1998 was as follows:

                                ACETYL      CHEMICAL      ACETATE              PERFORMANCE    TOTAL
                               PRODUCTS   INTERMEDIATES   PRODUCTS   TICONA     PRODUCTS     SEGMENTS   RECONCILIATION   COMBINED
                               --------   -------------   --------   -------   -----------   --------   --------------   --------
                                                                        (IN E MILLIONS)
                               --------------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
Six months ended June 30,
  1999:
Sales to external
  customers..................    700           387          356        384         221        2,048           318         2,366
Inter-segment revenues.......     27            30            -          -           -           57           (57)            -
Operating profit (loss)......    (31)           (4)          11       (102)        (33)        (159)         (100)         (259)
Six months ended June 30,
  1998:
Sales to external
  customers..................    784           476          436        394         239        2,329           426         2,755
Inter-segment revenues.......     50            36            -          -           -           86           (86)            -
Operating profit (loss)......     67            22           51         35          15          190           (89)          101

     The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses,
(b) the elimination of inter-segment sales and net receivables and payables, (c) assets and liabilities not allocated to a segment, and (d) corporate center costs for support services such as legal, accounting and treasury functions. Additionally, Celanese recognized a special charge in 1999 and 1998 related to settlements, arbitration and restructuring costs, write-off of fixed assets, shutdown of a facility, and impairment of goodwill. (See Note 5) Other operating entities consist primarily of other chemical businesses, as well as a polyester staple and bottle resin business, generic pharmaceuticals, and companies which provide infrastructure and procurement services.

     Celanese is considering various options for some of the businesses reported within other activities, including divestitures through sales of plants, the formation of joint ventures and plant shut-downs. Given the current state of these businesses, there can be no assurance that any divestitures could be achieved on satisfactory terms or that other attractive means of exiting from these business lines will be available. If Celanese is unable to sell the operations or find suitable joint venture partners, the costs of plant shutdowns, both in terms of employee severance costs and environmental costs associated with

                                    CELANESE
permanently closing these facilities, could be significant. If Celanese decides to continue to operate these businesses, significant capital improvements will be needed to achieve a competitive position in the market place.

8.  SUBSEQUENT EVENTS

     On August 13, 1999, CNA Holdings announced that its proposed tender offer, made on July 14, 1999, of E17.41 (CAD 27.25) per share to acquire all of the common shares of Celanese Canada, Inc., not currently held by CNA Holdings, was accepted. In August 1999 CNA Holdings became the owner of 17,230,188 common shares which increased its ownership to 97.7 percent and through its affiliate exercised the statutory rights to acquire all the remaining shares. On September 3, 1999, Celanese Canada became the owner of all such remaining shares, thereby giving Celanese 100% ownership of Celanese Canada. Additionally, Celanese Canada has announced a planned transaction to sell the Canadian polyester staple and bottle resins business.

     On August 10, 1999, Teva Pharmaceutical Industries, Ltd. announced an agreement to purchase all the outstanding shares of Copley Pharmaceuticals Inc., of which Celanese owned 52 percent, for U.S.$220 million or U.S.$11 per share. The transaction closed in mid-September 1999. Celanese expects to recognize a book gain of approximately E18 million related to this transaction.

                                [Celanese Logo]

                                  CELANESE AG

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

                  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be incurred in connection with the redistribution described in this Registration Statement:

                                                                US$
Securities and Exchange Commission registration fees........  [       ]
NASD FILING FEE.............................................  [       ]
Blue Sky fees and expenses..................................  [       ]
New York Stock Exchange listing fee.........................  [       ]
Frankfurt Stock Exchange Filing Fee.........................  [       ]
Printing and engraving expenses.............................  [       ]
Legal fees and expenses.....................................  [       ]
Transfer agent's fees.......................................  [       ]
Accounting fees and expenses................................  [       ]
Miscellaneous...............................................  [       ]
                                                              --------
TOTAL.......................................................
                                                              ========

     Expenses of issuance and distribution relating to securities sold by the selling shareholders will be paid by Celanese.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Celanese maintains liability insurance for members of the Supervisory Board and the Management Board and officers of Celanese, including insurance against liability under the Securities Act.

                    RECENT SALES OF UNREGISTERED SECURITIES

     As discussed under "The Redistribution" in the prospects included in this Registration Statement, a portion of the Celanese shares being offered in the redistribution are being offered concurrently in offshore transactions pursuant to the exemption provided under Regulation S under the Securities Act of 1933. Details as to the redistribution and the commissions payable to the redistribution managers are set forth under such section. Celanese will not receive any proceeds from any of the shares sold in the redistribution. There have been no sales of unregistered securities of Celanese prior to the date of this Registration Statement.

                   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a) The following Exhibits, are filed as part of this Registration
Statement:


EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
 1.1**   Form of Redistribution Agreement
 2.1*    Demerger Agreement (Spaltungs-und Ubernahmevertrag) between
         Celanese and Hoechst dated June 29, 1998, together with an
         English-language translation thereof
 3.1*    Form of Articles of Association (Satzung) of Celanese AG
         together with an English-language translation thereof
 4.1**   Form of share certificate
 4.2**   Form of Offering Rights Agreement between Celanese AG and
         Petroleum Resources Holdings B.V.
 5.1*    Opinion of Hengeler, Muller, Weitzel & Wirtz
21.1*    List of Subsidiaries of Celanese AG
23.1     Consent of KPMG Deutsche Treuhand-Gesellschaft
         Aktiengesellschaft Wirtschaftsprufungsgesellschaft
23.2*    Consent of Hengeler, Muller, Weitzel & Wirtz (included in
         Exhibit 5.1)
24.1*    Power of Attorney (see signature page)


---------------

 * Previously filed.



** To be filed by amendment.


                                  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Under the requirements of the Securities Act of 1933, Celanese AG certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frankfurt, Federal Republic of Germany, on October 8, 1999.


                                          CELANESE AG

                                          By:      /s/ CLAUDIO SONDER
                                            ------------------------------------
                                              Claudio Sonder
                                              Chairman of the Management Board

                                          By:     /s/ PERRY W. PREMDAS
                                            ------------------------------------
                                              Perry W. Premdas
                                              Member of the Management Board
                                              and Chief Financial Officer


     Under the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                  TITLE                         DATE
                ---------                                  -----                         ----
            /s/ CLAUDIO SONDER              Chairman of the Management Board       October 8, 1999
------------------------------------------  (Chief Executive Officer)
              Claudio Sonder

           /s/ PERRY W. PREMDAS             Member of the Management Board         October 8, 1999
------------------------------------------  (Principal Financial Officer)
             Perry W. Premdas

*                                           Principal Accounting Officer           October 8, 1999
------------------------------------------
Peter Jakobsmeier

*                                           Member of the Management Board         October 8, 1999
------------------------------------------
Ernst Schadow

*                                           Member of the Management Board         October 8, 1999
------------------------------------------
Edward H. Munoz

                SIGNATURE                                  TITLE                         DATE
                ---------                                  -----                         ----
*                                           Member of the Management Board         October 8, 1999
------------------------------------------
Knut Zeptner

  Authorized Representative in the United States
  Celanese Americas Corporation

By: *                                                                              October 8, 1999
-----------------------------------------
    Julie K. Chapin

*By: /s/ CLAUDIO SONDER
-----------------------------------------
     Attorney in Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                              DESCRIPTION
--------                           -----------
   1.1**   Form of Redistribution Agreement
   2.1*    Demerger Agreement (Spaltungs-und Ubernahmevertrag) between
           Celanese and Hoechst dated June 29, 1998, together with an
           English-language translation thereof
   3.1*    Form of Articles of Association (Satzung) of Celanese AG
           together with an English-language translation thereof
   4.1**   Form of share certificate
   4.2**   Form of Offering Rights Agreement between Celanese AG and
           Petroleum Resources Holdings B.V.
   5.1*    Opinion of Hengeler, Muller, Weitzel & Wirtz
  21.1*    List of Subsidiaries of Celanese AG
  23.1     Consent of KPMG Deutsche Treuhand-Gesellschaft
           Aktiengesellschaft
           Wirtschaftsprufungsgesellschaft
  23.2*    Consent of Hengeler, Muller, Weitzel & Wirtz (included in
           Exhibit 5.1)
  24.1*    Power of Attorney (see signature page)


---------------

 * Previously filed.



** To be filed by amendment.